Exhibit D.



                              DATED 5 NOVEMBER 2002


                               JAZZ TELECOM, S.A.
                              AS ORIGINAL BORROWER

                               JAZZ TELECOM, S.A.
                                   JAZZTEL PLC
                         ADATEL TELECOMUNICACIONES, S.A.
                             AS ORIGINAL GUARANTORS

                                 J.P. MORGAN PLC
                           AS ARRANGER AND BOOK-RUNNER

                           J.P. MORGAN EUROPE LIMITED
                      AS FACILITY AGENT AND SECURITY AGENT

                                       AND

                                     OTHERS

                  ---------------------------------------------
                              AMENDMENT AGREEMENT
                                 RELATING TO A
                               FACILITY AGREEMENT
                               DATED 6 APRIL 2001
                  ---------------------------------------------

With the intervention of Mr. Jose Luis Machuca Charro, Public Notary of Madrid, expressly required to that effect

THIS AGREEMENT is dated 5 November 2002 and made between:

(1)    JAZZ TELECOM, S.A. (the "Original Borrower");

(2) JAZZ TELECOM, S.A., JAZZTEL PLC AND ADATEL TELECOMUNICACIONES, S.A. (the "Original Guarantors");

(3) J.P. MORGAN PLC as arranger and book-runner of the Facilities (the "Arranger");

(4) J.P. MORGAN EUROPE LIMITED as facility agent for the Banks (the "Facility Agent") and as security agent for the Banks (in such capacity, the "Security Agent"); and

(5)    THE BANKS named as such in Part B of Schedule 1 hereto.

RECITALS:

(A) By the 2001 Facility Agreement (as defined below) the Banks granted to the Original Borrower, a financing facility structured in various tranches comprising (i) the 2001 Performance Bond Facility, (ii) the 2001 Revolving Credit Facility and (iii) the 2001 Term Loan Facility.

(B) On 18 April 2002 and 7 June 2002 the Original Borrower drew down EUR10,000,000 and EUR20,000,000, respectively, under the 2001 Revolving Credit Facility. The 2001 Performance Bond Facility has been fully utilised.

(C) The parties hereto wish to amend certain terms of the 2001 Facility Agreement upon the terms and subject to the conditions set out below.

IT IS AGREED as follows:

1.     DEFINITIONS AND INTERPRETATION

1.1    Definitions
       In this Agreement:

       "2001 Facility Agreement" means the EUR199,521,294 facility agreement dated 6 April 2001, between amongst others, Jazz Telecom, S.A. as original borrower, Jazz Telecom, S.A., Jazztel plc and Adatel
       Telecommunicaciones, S.A. as original guarantors, J.P. Morgan Europe Limited as facility agent and the financial institutions described therein as banks.

       "2001 Performance Bond Facility" means the performance bond facility granted to the Original Borrower under the terms of the 2001 Facility Agreement.

       "2001 Revolving Advance" means an advance made by a 2001 Revolving Credit Facility Bank under the 2001 Revolving Credit Facility.

       "2001 Revolving Credit Facility" means the revolving credit facility granted to the Original Borrower under the terms of the 2001 Facility Agreement.

       "2001 Revolving Credit Facility Bank" means a bank which has made commitments in respect of the 2001 Revolving Credit Facility.

       "2001 Revolving Credit Facility Commitment" means, the commitment of each 2001 Revolving Credit Facility Bank under the 2001 Revolving Credit Facility.

       "2001 Term Loan Facility" means the term loan granted to the Original Borrower and to be made available from 30 June 2004 under the terms of the 2001 Facility Agreement.

       "Additional Security Documents" has the meaning ascribed to it in the Amended and Restated Agreement.

       "Agency Fee Letter" means the letter referred to in Clauses 29.2 (Facility Agency Fee) and 29.3 (Security Agency Fees) of the Amended and Restated Agreement.

       "Amended and Restated Agreement" means the 2001 Facility Agreement, as amended and restated by this Agreement, the terms of which are set out in
       Schedule 3 (Amended and Restated Agreement).

       "Business Days" has the meaning ascribed to it in the Amended and Restated Agreement.

       "Committee" has the meaning ascribed to it in the Amended and Restated Agreement.

       "Convertible Bonds" has the meaning ascribed to it in the Amended and Restated Agreement.

       "Effective Date" has the meaning ascribed to it in the Amended and Restated Agreement.

       "Financial Restructuring" has the meaning ascribed to it in the Amended and Restated Agreement.

       "Insurance Certificate" means a certificate, in an agreed form, from an insurance broker acceptable to the Facility Agent, confirming compliance with sub-clause 25.2(a) of Clause 25.2 (Covenants relating to the Original Borrower and the Material Subsidiaries) of the Amended and Restated Agreement.

       "Repayment Date" means in relation to any 2001 Revolving Advance, the last day of the Term thereof.

       "Scheme" has the meaning ascribed to it in the Amended and Restated Agreement.

       "Scheme Conditions Precedent" has the meaning ascribed to it in the Amended and Restated Agreement.

       "Scheme Document" has the meaning ascribed to it in the Amended and Restated Agreement.

       "Suspension of Rights Letter" means the letter dated 13 September 2002 issued by J.P. Morgan Europe Limited to the Original Borrower and the Original Guarantors.

       "Term" means, in relation to any 2001 Revolving Advance, the period for which such 2001 Revolving Advance is borrowed, as specified in the Utilisation Request relating thereto.

       "Tranche A Advance" has the meaning ascribed to it in the Amended and Restated Agreement.

       "Tranche A Commitment" has the meaning ascribed to it in the Amended and Restated Agreement.

       "Tranche A Facility" has the meaning ascribed to it in the Amended and Restated Agreement.

       "Tranche C Facility" means the euro term loan facility granted to the Borrowers in the 2001 Facility Agreement.

       "Utilisation Request" has the meaning ascribed to it in the Amended and Restated Agreement.

1.2    Incorporation of Defined Terms

       (a) Unless a contrary indication appears, a term used in the 2001 Facility Agreement or in any notice given under or in connection with the 2001 Facility Agreement has the same meaning in the 2001 Facility Agreement or notice as in this Agreement.

       (b) The principles of construction set out in the 2001 Facility Agreement shall have effect as if set out in this Agreement.

1.3    Clauses

       (a) In this Agreement any reference to a "Clause" or "Schedule" is, unless the context otherwise requires, a reference to a Clause or Schedule of this Agreement.

       (b)   Clause and Schedule headings are for ease of reference only.

2.     AMENDMENT AND RESTATEMENT OF THE 2001 FACILITY AGREEMENT

       With effect from the Effective Date, the 2001 Facility Agreement shall be amended and restated so that it shall be read and construed for all purposes as set out in Schedule 3 (Amended and Restated Agreement) hereto.

       For the avoidance of doubt, the parties expressly agree that the amendments of the 2001 Facility Agreement agreed hereby shall only constitute a modificative novation (novacion modificativa) and shall not be understood as being an extinctive novation

       (novacion extintiva) or cancellation of the 2001 Facility Agreement taken as a whole but only an amendment thereto pursuant to the terms of the Amended and Restated Agreement.

3.     CONVERSION OF FACILITIES

3.1    Conversion of 2001 Revolving Advances
       On the Effective Date, each 2001 Revolving Advance which is outstanding on such date shall automatically be converted into a Tranche A Advance under the Tranche A Facility. The Repayment Date in respect of each such 2001 Revolving Advance shall be cancelled and the amounts converted into the Tranche A Advance shall become payable in accordance with Clause 13 of the Amended and Restated Agreement.

3.2    Setting of Interest Periods
       The interest period for any 2001 Revolving Advances converted into a Tranche A Advance shall, notwithstanding the conversion of such 2001 Revolving Advances into a Tranche A Advance, end on the last day of the Term of each such 2001 Revolving Advance and interest shall accrue until the last day of such applicable Term. Thereafter interest periods shall be set pursuant to Clause 5 of the Amended and Restated Agreement as set out in Schedule 3 (Amended and Restated Agreement).

3.3    Cancellation of 2001 Revolving Credit Facility
       On the Effective Date, the 2001 Revolving Credit Facility Commitment of each 2001 Revolving Credit Facility Bank under the 2001 Revolving Credit Facility shall be reduced to zero.

3.4    New Tranche A Facility  Commitment
       As of the Effective Date, each Tranche A Bank shall have the Tranche A Commitment set out alongside its name in Part B of Schedule 1 (The Original Parties) hereto.

3.5    Cancellation  of Tranche C Facility
       As of the Effective Date, the Tranche C Facility shall be cancelled.

4.     REPRESENTATIONS

       The Original Borrower and the Original Guarantors make the representations set out in Clause 22 (Representations) of the Amended and Restated Agreement on the date hereof and the Effective Date as if each reference in those representations to "this Agreement" includes a reference to (a) this Agreement and (b) the Amended and Restated Agreement.

5.     CONTINUITY AND FURTHER ASSURANCE

5.1 Continuing obligations This Agreement is and shall be construed as supplemental to the 2001 Facility Agreement (as amended by the Suspension of Rights Letter) and every clause thereof shall continue to be in full force and effect and binding on the parties thereto until the Effective Date subject to Clause 6 (Event of Default) below. From the Effective Date the provisions of the 2001 Facility Agreement shall be in force and effect as amended and restated in the Amended and Restated Agreement as set out in Schedule 3 (Amended and Restated Agreement).

5.2    Further  assurance
       Each of the Original Borrower and the Original Guarantors shall, at the request of the Agent and at its own expense, do all such acts and things necessary or desirable to give effect to the amendments effected or to be effected pursuant to this Agreement.

6.     EVENT OF DEFAULT

       Failure to implement the Scheme by 30 November 2002 or failure to implement the Scheme within 7 Business Days from the confirmation given pursuant to paragraph 25 of Schedule 2 (Conditions Precedent) hereof shall constitute an Event of Default under the Amended and Restated Agreement.

7.     FEES, COSTS AND EXPENSES

7.1    Transaction expenses
       The Original Borrower shall promptly on demand pay the Facility Agent and the Security Agent the amount of all reasonable costs and expenses (including reasonable legal fees) reasonably incurred by each of them in connection with the negotiation, preparation, printing and execution of this Agreement and any other documents referred to in this Agreement.

7.2    Enforcement costs
       The Original Borrower shall, within three Business Days of demand, pay to each Bank the amount of all costs and expenses (including legal fees) incurred by that Bank in connection with the enforcement of, or the preservation of any rights under this Agreement.

7.3    Stamp taxes
       The Original Borrower shall pay and, within three Business Days of demand, indemnify each Bank against any cost, loss or liability that Bank incurs in relation to all stamp duty, registration and other similar taxes payable in respect of this Agreement.

8.     INCORPORATION OF TERMS

       The provisions of Clause 45 (Remedies and waivers, Partial Invalidity) and Clause 49 (Governing Law) of the 2001 Facility Agreement shall be incorporated into this Agreement as if set out in full in this Agreement and as if references in those clauses to "this Agreement" are references to this Agreement.

AS WITNESS the hands of the duly authorised representatives of the parties hereto the day and year first before written.

                                   SCHEDULE 1
                              THE ORIGINAL PARTIES

                                     Part A
                                  The Obligors



Name of Original Borrower                    Registration details or
                                             Registered no.

Jazz Telecom, S.A.                           Registered at the Commercial
                                             Registry of Madrid in Volume
                                             12.606, Sheet 144, Page
                                             M-201.552, First Entry






Name of Original Guarantor                   Registration details or
                                             Registered no.

Jazz Telecom, S.A.                           Registered at the Commercial
                                             Registry of Madrid in Volume
                                             12.606, Sheet 144, Page
                                             M-201.552, First Entry



Jazztel plc                                  3597184



Adatel Telecomunicaciones, S.A.              Registered at the Commercial
                                             Registry of Madrid in Volume
                                             15.942, Page 25, Section 8, Sheet
                                             M-269.527

                                     Part B


The Arranger

J.P. MORGAN PLC

By:

Address:                 125 London Wall
                         London  EC2Y 5AJ

Fax:                     +44 (0)20 7777 1493

Contact:                 Sapna Kotecha



The Facility Agent

J.P. MORGAN EUROPE LIMITED

By:

Address:                 125 London Wall
                         London EC2Y 5AJ

Fax:                     +44 (0)20 7777 2360

Contact:                 Ching Loh



The Security Agent

J.P. MORGAN EUROPE LIMITED

By:

Address:                 125 London Wall
                         London EC2Y 5AJ

Fax:                     +44 (0)20 7777 2360

Contact:                 Ching Loh

                                    The Banks

                             (1) The Tranche A Banks

Tranche A Bank                                                       Tranche A Commitment
                                                                            (EUR)
Banco Espirito Santo S.A., Lisbonne, Succursale de Lausanne              2,294,005.30
Banco Espirito Santo, S.A.                                               1,129,883.21
Bayerische Hypo-und Vereinsbank AG London Branch                         3,423,888.51
CrEdit Lyonnais, S.A.                                                    3,423,888.51
CrEdit Suisse First Boston International                                 3,423,888.51
Entenial                                                                 3,423,888.51
The Governor and Company of the Bank of Scotland                         3,423,888.51
ING Bank N.V.                                                            3,423,888.51
General Electric Capital Corporation                                     2,910,305.14
ABC International Bank plc                                               1,711,944.00
J.P. Morgan Europe Limited                                               1,410,531.29
Total                                                                   30,000,000.00


                             (2) The Tranche B Banks

Tranche B Bank                                           Outstandings - Envelope 2 Performance
                                                                      Bonds (EUR)
J.P. Morgan Bank, S.A. (formerly The Chase Manhattan                 4,225,404.00
Bank C.M.B., S.A.)
Dresdner Bank AG Sucursal en Espana                                  4,225,404.00
Caja de Ahorros de Castilla la Mancha                                3,750,000.00
Barclays Bank, S.A.                                                  3,125,000.00

Tranche B Bank                                           Outstandings - Envelope 3 Performance
                                                                      Bonds (EUR)
J.P. Morgan Bank, S.A. (formerly The Chase Manhattan                 2,535,243.00
Bank C.M.B., S.A.)
Dresdner Bank AG Sucursal en Espana                                  2,535,243.00
Caja de Ahorros de Castilla la Mancha                                2,250,000.00
Barclays Bank, S.A.                                                  1,875,000.00

                                   SCHEDULE 2
                              CONDITIONS PRECEDENT

Terms used below have the same meaning as in the Amended and Restated Agreement attached as Schedule 3 hereto.

1.     In relation to each Original Obligor:

       (a) a copy, certified as at the date of this Agreement a true, complete and up-to-date copy by an Authorised Signatory of such Original Obligor, of the constitutional documents of such Original Obligor;

       (b) a copy, certified as at the date of this Agreement a true, complete and up-to-date copy by an Authorised Signatory of such Original Obligor, of a board resolution of such Original Obligor approving or, as the case may be, ratifying the execution, delivery and performance of this Agreement and the terms and conditions hereof and authorising a named person or persons to sign this Agreement and any documents to be delivered by such Original Obligor pursuant hereto;

       (c) a certificate of an Authorised Signatory of such Original Obligor setting out the names and signatures of the persons authorised to sign, on behalf of such Original Obligor, this Agreement and any documents to be delivered by such Original Obligor pursuant hereto; and

       (d) a copy, certified as at the date of this Agreement a true, complete and up-to-date copy by an Authorised Signatory of Jazz Telecom, S.A. or Adatel, as the case may be, of a resolution of the general shareholders' meeting of Jazz Telecom, S.A. and Adatel approving or, as the case may be, ratifying the execution, delivery and performance of this Agreement and the terms and conditions hereof and authorising a named person or persons to sign this Agreement and any documents to be delivered by such Original Obligor pursuant hereto.

2.     A copy,  certified as at the date of this Agreement a true,  complete and
       up-to-date  copy  by  an  Authorised   Signatory  of  Banda  26,  of  the
       constitutional documents of Banda 26.

3. Evidence satisfactory to the Facility Agent (for and on behalf of the Banks) that the by-laws of Adatel have been amended to allow, in case of a pledge of any shares of Adatel, that the economic and voting rights attached to such shares are exercisable by the relevant pledgees of such shares.

4. Evidence satisfactory to the Facility Agent (for and on behalf of the Banks) that the by-laws of Banda 26 have been amended (i) to remove any restriction (including but not limited to any pre-emption and/or rights of first refusal for Shareholders) on the transfer of shares of Banda 26 in case of forced transfer of shares (transmisiones forzosas) and (ii) to allow, in case of a pledge of any shares of Banda 26, that the economic and voting rights attached to such shares are exercisable by the relevant pledgees of such shares.

5. An original of each of the deeds of amendment of the Mortgage over Fixed Assets and the Original Borrower Share Pledge.

6. An original of each of the Additional Security Documents duly executed by all the parties thereto and, where relevant, authorised or, as the case may be, intervened by a Spanish notary.

7.     An opinion of Clifford Chance, Madrid in agreed form.

8. An opinion of Clifford Chance, London, solicitors to the Facility Agent, in agreed form.

9. A due incorporation and capacity opinion of external Spanish counsel to each Original Obligor incorporated in Spain, in agreed form.

10. The Facility Agent (for and on behalf of the Banks) to confirm its satisfaction with the legal opinions referred to in paragraphs 7, 8 and 9.

11.    Execution of the Restructuring Fee Letter and the Agency Fee Letter.

12. Evidence that the fees, costs and expenses required to be paid by the Original Borrower pursuant to Clause 29.1 (Co-ordination Fee), Clause
       29.2 (Facility  Agency Fee),  Clause 29.3 (Security  Agency Fee),  Clause
       29.4 (Banks' Restructuring Fees), Clause 30.1 (Transaction Expenses) and Clause 30.3 (Stamp Taxes) of the Amended and Restated Agreement have been paid.

13. A copy, certified a true copy, by an Authorised Signatory (of the relevant member of the Borrower Group for the unconsolidated financial statements and of the Parent or the Original Borrower, as the case may be, for the consolidated financial statements) of the Original Financial Statements.

14. An Insurance Certificate or appropriate confirmation confirming that each member of the Borrower Group is in compliance with sub-clause 25.2(a) (Insurance) of the Amended and Restated Agreement.

15. A copy, certified a true and up-to-date copy by an Authorised Signatory of the Original Borrower, of the letter sent to the Bank of Spain in respect of the amendment of the terms of the Facility under the NOF number allocated on 29 January 2002.

16. Evidence that this Agreement and the Amended and Restated Agreement attached hereto has been raised to the level of documento publico.

17. Evidence satisfactory to the Facility Agent (for and on behalf of the Banks) that the terms of each Existing Subordinated Shareholder/Participatory Loan are such that they (a) do not require repayment of principal prior to December 2008; and (b) provide that interest to accrue shall also not be payable prior to December 2008.

18. Evidence satisfactory to each of the Banks that a sum of not less than EUR27,000,000 has been deposited by the Original Borrower in the English Secured Cash Account.

19. A copy, in agreed form, of the outline terms of management contracts and revised management incentive programmes including any restructuring management incentives.

20. Evidence, satisfactory to each of the banks, that the renegotiated RENFE Agreement has been executed.

21. Evidence, satisfactory to each of the Banks that a new EUR10,000,000 Subordinated Shareholder/Participatory Loan has been made available to the Original Borrower.

22. A copy of the Borrower Group Business Plan dated 24 September 2002 with a certificate of an Authorised Signatory of each Original Obligor confirming the representations set out in Clause 22 (Representations) of the Amended and Restated Agreement as required pursuant to Clause 4 herein.

23.    Evidence  satisfactory  to the  Facility  Agent  that  Banda  26 has paid
       EUR2,000,000   to  the   Original   Borrower  by  way  of   repayment  of
       inter-company debt or interest due on inter-company debt.

24. Copies of all relevant account opening forms and account operating documentation with Credit Lyonnais, S.A. in respect of the bank accounts to be pledged in favour of the Security Agent.

25.    Confirmation  to the  Facility  Agent  that  all  the  Scheme  Conditions
       Precedent have been satisfied (without any waivers relating thereto) other than: (a) any waiver granted in respect of Clause 1.6(d)(vi) of the Scheme Document, (b) any waiver granted in respect of the appointment of two nominee Directors by the Committee required under Clause 1.6(d)(vii) of the Scheme Document, (c) the Amended and Restated Agreement having come into effect, (d) the registration with the Comision Nacional del Mercado de Valores of a "Folleto Informativo Completo" in respect of the new shares to be issued by the Parent in connection with the Financial Restructuring and a "Folleto Reducido" in relation to the issue of the Convertible Bonds and ancillary documentation, and (e) the delivery of the order of the Court sanctioning the Scheme to the Registrar of Companies.

                                   SCHEDULE 3
                         AMENDED AND RESTATED AGREEMENT




                         6 APRIL 2001 FACILITY AGREEMENT
           AS AMENDED AND RESTATED PURSUANT TO AN AMENDMENT AGREEMENT
                             DATED 5 NOVEMBER 2002
                               JAZZ TELECOM, S.A.

                              AS ORIGINAL BORROWER

                               JAZZ TELECOM, S.A.
                                   JAZZTEL PLC
                         ADATEL TELECOMUNICACIONES, S.A.

                             AS ORIGINAL GUARANTORS

                                 J.P. MORGAN PLC

                          AS ARRANGER AND BOOK-RUNNER

                           J.P. MORGAN EUROPE LIMITED

                      AS FACILITY AGENT AND SECURITY AGENT

                                      AND

                                     OTHERS

            --------------------------------------------------------
                                  EUR54,521,294
                TERM LOAN AND PERFORMANCE BOND FACILITY AGREEMENT
            --------------------------------------------------------

                                    CONTENTS


Clause                                                                     Page

1.   Definitions And Interpretation..........................................17

2.   The Facilities..........................................................44

3.   Utilisation Of The Tranche A Facility...................................45

4.   Tranche A Facility Utilisation Condition................................46

5.   Interest Periods For Tranche A Advances.................................46

6.   Payment And Calculation Of Interest On Tranche A Advances...............47

7.   The Tranche B Facility..................................................47

8.   Notification............................................................50

9.   Original Borrower's Liabilities In Relation To Performance Bonds........50

10.  Counter Indemnity Provider's Liabilities In Relation To Performance
     Bonds...................................................................52

11.  Market Disruption And Alternative Interest Rates........................53

12.  Notification............................................................54

13.  Repayment Of The Tranche A Facility.....................................55

14.  Cancellation And Prepayment.............................................56

15.  Mandatory Prepayment....................................................57

16.  Raising Of Equity By The Group And Further  Capitalisation  Of The Borrower
     Group...................................................................60

17.  Taxes...................................................................61

18.  Tax Receipts............................................................63

19.  Increased Costs.........................................................64

20.  Illegality..............................................................65

21.  Mitigation..............................................................66

22.  Representations.........................................................67

23.  Financial Information...................................................71

24.  Financial Condition.....................................................74

25.  Positive Covenants......................................................79

26.  Negative Covenants......................................................88

27.  Events Of Default.......................................................93

28.  Guarantee And Indemnity.................................................96

29.  Commitment Commission And Fees..........................................99

30.  Costs And Expenses......................................................99

31.  Default Interest And Break Costs.......................................100

32.  Original Borrower's Indemnities........................................101

33.  Currency Of Account And Payment........................................102

34.  Payments...............................................................102

35.  Set-Off................................................................104

36.  Sharing................................................................104

37.  The Agents, The Arranger And The Banks.................................105

38.  Assignments And Transfers..............................................114

39.  Additional Borrowers...................................................116

40.  Additional Guarantors..................................................117

41.  Replacement Tranche B Banks............................................118

42.  Calculations And Evidence Of Debt......................................118

43.  Remedies And Waivers, Partial Invalidity...............................120

44.  Notices................................................................120

45.  Counterparts...........................................................121

46.  Amendments.............................................................121

47.  Governing Law..........................................................123

48.  Jurisdiction...........................................................123

Schedule 1 The Original Parties.............................................125

Part B The Obligors.........................................................125

Part C (1) The Tranche A Banks..............................................126

Part B (2) The Tranche B Banks..............................................126

Schedule 2 Form Of Transfer Certificate.....................................128

Schedule 3 Intentionally Left Blank.........................................131

Schedule 4 Conditions Subsequent............................................132

Schedule 5 Form Of Utilisation Request......................................133

Schedule 6 Existing Encumbrances............................................134

Schedule 7 Form Of Directors' Compliance Certificate........................135

Schedule 8 Form Of Borrower Accession Memorandum............................136

Schedule 9 Form Of Guarantor Accession Memorandum...........................138

Schedule 10 Additional Conditions Precedent.................................140

Schedule 11 Form Of Resignation Notice......................................142

Schedule 12 Mandatory Costs.................................................143

Schedule 13 Borrower Group Business Plan....................................145

Schedule 14 Form Of Performance Bond........................................146

Part A Envelope 2  Performance Bond.........................................146

Part B Envelope 3 Performance Bond..........................................148

Schedule 15 Existing Performance Bonds......................................150

Schedule 16 Disclosures Relating To Necessary Authorisations And Licences...151

Schedule 17 Form Of Tranche B Bank Accession Memorandum.....................152

Schedule 18 Form Of Tranche B Bank Resignation Request......................154

BETWEEN

(1)    JAZZ TELECOM, S.A. (the "Original Borrower");

(2) The Companies listed in Part A of Schedule 1 (The Obligors) in their capacity as guarantors hereunder (the "Original Guarantors");

(3) J.P. MORGAN PLC as arranger and book-runner of the Facilities (the "Arranger");

(4) J.P. MORGAN EUROPE LIMITED as facility agent for the Banks (the "Facility Agent") and as security agent for the Banks (in such capacity, the "Security Agent"); and

(5)    THE BANKS (as defined below).



IT IS AGREED as follows.

1.     DEFINITIONS AND INTERPRETATION

1.1    Definitions
       In this Agreement:

       "Accession Memorandum" means a Borrower Accession Memorandum or a Guarantor Accession Memorandum.

       "Adatel" means Adatel Telecomunicaciones, S.A.

       "Adatel Share Pledge" means the pledge over all the shares in Adatel executed on or about the date hereof by the Original Borrower in favour of the Security Agent and the Banks in agreed form.

       "Additional Borrower" means any company which has become an additional Borrower in accordance with Clause 39 (Additional Borrowers).

       "Additional Guarantor" means any company which has become an additional Guarantor in accordance with Clause 40 (Additional Guarantors).

       "Additional Obligor" means an Additional Borrower or an Additional Guarantor.

       "Adjusted EBITDA" shall have the meaning set out in Clause 24.2 (Financial Definitions).

       "Agents" means the Facility Agent and the Security Agent and "Agent" means any one of them.

       "Amendment Agreement" means the amendment agreement entered into by the parties hereto on 5 November 2002 in respect of this Agreement.

       "Annualised  Adjusted  EBITDA"  shall have the  meaning set out in Clause
       24.2 (Financial Definitions).

       "Annualised Direct Access Revenue" shall have the meaning set out in Clause 24.2 (Financial Definitions).

       "Applicable Margin" means, in relation to the Tranche A Facility, 3.375 per cent. per annum.

       "Authorised Signatory" means, in relation to an Obligor or proposed Obligor, any person who is duly authorised and in respect of whom the Facility Agent has received a certificate signed by a director or another Authorised Signatory of such Obligor or proposed Obligor setting out the name and signature of such person and confirming such person's authority to act.

       "Available Tranche A Commitment" means, in relation to a Tranche A Bank at any time and save as otherwise provided herein, its Tranche A Commitment at such time less its share of the Tranche A Advances which are then outstanding provided that such amount shall not be less than zero.

       "Available Tranche A Facility" means, at any time, the aggregate amount of the Available Tranche A Commitments adjusted, in the case of any proposed drawdown, so as to take into account:

       (a) any reduction in the Tranche A Commitment of a Tranche A Bank pursuant to the terms hereof;

       (b) any Tranche A Advance which, pursuant to any other drawdown, is to be made; and

       (c)   any Tranche A Advance which is due to be repaid,

       on or before the proposed drawdown date.

       "Banda 26" means Banda 26, S.A., a Spanish joint venture company initially established between the Original Borrower, Blescare 98, S.L. and Telvent AG to bid for the Wireless Licence and to conduct the Banda 26 Business in Spain in which currently the Original Borrower holds 91 per cent. of the shares and Telvent AG holds 9 per cent. of the shares.

       "Banda 26 Additional Subordinated Shareholder/Participatory Loans" means any Subordinated Shareholder/Participatory Loans made by the Original Borrower to Banda 26 after the Effective Date.

       "Banda 26 Asset Pledge" means a pledge over certain Banda 26 assets to be granted pursuant to Clause 25.8(i) (Banda 26 Additional Security).

       "Banda 26 Business" means the business conducted by Banda 26 in connection with the Wireless Licence.

       "Banda 26 Licence Cash Collateral" means the  EUR19,528,532.06  (as at 30
       October 2002) cash deposit invested in the investment fund "Barclays Tesoreria FIM" held by

       Jazztel plc and pledged to Barclays Bank, S.A. securing the performance bonds issued by Barclays Bank, S.A. in favour of the Beneficiary guaranteeing the performance of certain obligations of Banda 26 under the Wireless Licence.

       "Banda 26 Original Subordinated Shareholder/Participatory Loans" means the Subordinated Shareholder/Participatory Loans made by the Original Borrower to Banda 26 on 7 November 2001 and 11 December 2001 in an amount of EUR12,780,342 and EUR1,783,980 respectively.

       "Banda 26 Share Pledge" means the pledge over all the shares held by the Original Borrower in Banda 26 executed on or about the date hereof by the Original Borrower in favour of the Security Agent and the Banks in agreed form.

       "Banda 26 Shareholder Agreement" means the shareholder agreement dated 1 August 2000 and made between the Original Borrower, Blescare 98, S.L. and Telvent, A.G. in respect of Banda 26.

       "Bank" means any Tranche A Bank or any Tranche B Bank.

       "Bank Materials" means the written presentation entitled "Restructuring Agreement and Business Plan Overview" given by the Original Borrower to the Banks following a presentation by the Original Borrower to certain of the Banks at a meeting held on 26 September 2002.

       "Beneficiary" means the Ministry of Science and Technology ("Ministerio de Ciencia y Tecnologia").

       "Borrowers" means the Original Borrower and each Additional Borrower, provided that such company has not been released from its rights and obligations hereunder in accordance with Clause 39.3 (Resignation of a Borrower) and "Borrower" means any one of them.

       "Borrower Accession Memorandum" means a memorandum substantially in the form set out in Schedule 8 (Form of Borrower Accession Memorandum).

       "Borrower Group" means the Original Borrower and each of its present and future subsidiaries including Banda 26.

       "Borrower Group Business Plan" means the management base case or business plan for the Borrower Group prepared in accordance with the requirements of Schedule 13 (Borrower Group Business Plan) and delivered to the Facility Agent on an annual basis.

       "Business" means the delivery of telecommunication services in Spain through the long-term leasing of fibre-optic backbone and metropolitan area network systems operated in conjunction with other forms of complementary technology deemed appropriate from time to time for reasons of financial or technological advantage, including the provision of voice, data and internet services and any business activities which are ancillary to and are reasonably expected to benefit such network business.

       "Business Day" means a day (other than a Saturday or Sunday) which is not a public holiday and:

       (a)   on which banks are open for general  business in London and Madrid;
             and

       (b) in relation to any date for payment or purchase of a sum denominated in the euro on which the Trans-European Automated Real-Time Gross Settlement Express Transfer System (TARGET) is open for settlement of payments in euros.

       "Capital Expenditure" means any expenditure for fixed or capital assets, but excluding any expenditure incurred in the acquisition of any business or all or a substantial part of the assets of any business.

       "Cash Accounts" means all cash accounts held by the Borrower Group including Banda 26 (other than the English Secured Cash Account and the Spanish Secured Cash Accounts).

       "Cash Collateral" means, in relation to each Performance Bond, a deposit in such interest bearing account or accounts in London or Spain as the Facility Agent may specify, such deposit and account to be secured in favour of, and on terms and conditions acceptable to, the Security Agent on behalf of the Tranche B Banks.

       "Cash Equivalent Investments" means:

       (a) debt securities denominated in sterling, or in dollars or Euros ("Other Currency") issued by the United Kingdom, the United States of America or any Participating Member State which are not convertible into any other form of security;

       (b) debt securities denominated in sterling or any Other Currency which are not convertible into any other form of security, rated P-1
             (Moody's Investor Services Inc.) or A-1 (Standard & Poors' Corporation) which are not issued or guaranteed by any member of the Group;

       (c) certificates of deposit denominated in sterling or any Other Currency issued by, and acceptances by, banking institutions authorised under applicable legislation of any Participating Member State which at the time of making such issue or acceptances, have outstanding debt securities rated as provided in paragraph (b) above;

       (d)   certificates of tax deposit; and

       (e) such other securities (if any) as are approved in writing by the Facility Agent.

       "CCS" means Centro de Calculo de Sabadell, S.A.

       "CMT" means the Spanish Comision del Mercado de las Telecomunicaciones.

       "Committee" means the ad hoc committee of High Yield Bondholders formed for the purpose of negotiating the restructuring of the High Yield Bonds.

       "Commission   Rate"   means,   subject  to  Clause  7.8   (Collateralised
       Performance Bonds), a commission rate of 1.5 per cent. (one point five per cent.) per annum.

       "Compliance Certificate" means a certificate substantially in the form set out in Schedule 7 (Form of Directors' Compliance Certificate).

       "Confidentiality Undertaking" means a confidentiality undertaking in the standard form from time to time of the LMA or in such other form as may be agreed between the Original Borrower and the Facility Agent.

       "Convertible Bonds" means the convertible bonds to be issued by the Parent on or about the date hereof the pursuant to the Scheme with an aggregate principal amount of EUR75,000,000.

       "Co-ordination Mandate Letter" means the letter addressed to the Original Borrower and the Parent dated 10 September 2002 from J.P. Morgan plc.

       "Counter Indemnified Bank" means Barclays Bank, S.A. and any other Tranche B Bank in respect of whom a Counter Indemnity Provider agrees to provide a counter indemnity in accordance with Clause 10 (Counter Indemnity Provider's Liabilities in Relation to Performance Bonds).

       "Counter Indemnity Provider" means J.P. Morgan Europe Limited or such other person approved as such by the Parent (such approval not to be unreasonably withheld or delayed) and the Arranger.

       "Direct Access Revenues" has the meaning given to it in Clause 24.2 (Financial Definitions).

       "Dispute" means any dispute referred to in Clause 48 (Jurisdiction).

       "Dormant Subsidiaries" means a subsidiary which does not carry on any trade or business and which has gross assets not exceeding EUR5,000 (or its equivalent) and has gross liabilities not exceeding EUR1,000 (or its equivalent).

       "EBITDA"  has  the  meaning  given  to  it  in  Clause  24.2   (Financial
       Definitions).

       "Effective Date" means the date on which the Facility Agent confirms in writing to the Banks and the Original Borrower that it has received each of the documents listed in Schedule 2 (Conditions Precedent) of the Amendment Agreement in a form and substance satisfactory to it including the confirmation that all the Scheme Conditions Precedent have been complied with other than the exceptions set out in paragraph 25 of
       Schedule 2 (Conditions Precedent) of the Amendment Agreement.

       "EMU" means Economic and Monetary Union as contemplated in the Treaty on European Union.

       "EMU Legislation" means legislative measures of the European Union for the introduction of, changeover to or operation of the euro in one or more member states, being in part legislative measures to implement the third stage of EMU.

       "Encumbrance" means (a) a mortgage, charge, pledge, lien or other encumbrance securing any obligation of any person, or (b) any other arrangement having the effect of conferring security.

       "English Secured Cash Account" means the Euro denominated account opened by the Original Borrower at Credit Lyonnais, S.A., Broadwalk House, 5 Appold Street, London EC2A 2JP with account number 01-011684-001-16-0.

       "English Secured Cash Account Charge" means the English law first fixed charge over the English Secured Cash Account executed on or about the date hereof by the Original Borrower in favour of the Security Agent and the Banks in agreed form.

       "Envelope 2 Performance Bonds" means (i) any Performance Bond to be issued hereunder or (ii) an existing Performance Bond issued under the Original Performance Bond Facility by a Tranche B Bank in the form set out in Part A of Schedule 14 (Form of Performance Bond).

       "Envelope 3 Performance Bonds" means (i) any Performance Bond to be issued hereunder or (ii) an existing Performance Bond issued under the Original Performance Bond Facility by a Tranche B Bank in the form set out in Part B of Schedule 14 (Form of Performance Bond).

       "Envelope 2 Proportion" means, in respect of a Tranche B Bank, the proportion borne by its Tranche B Outstandings under the Envelope 2 Performance Bond issued by it to the aggregate Tranche B Outstandings of the Tranche B Banks under all the Envelope 2 Performance Bonds.

       "Envelope 3 Proportion" means, in respect of a Tranche B Bank, the proportion borne by its Tranche B Outstandings under the Envelope 3 Performance Bond issued by it to the aggregate Outstandings of the Tranche B Banks under all the Envelope 3 Performance Bonds.

       "Environmental Claim" means any claim, proceedings or investigation by any person pursuant to any Environmental Law.

       "Environmental Law" means any applicable law in any jurisdiction in which any member of the Borrower Group conducts business which relates to the pollution or protection of the environment or harm to or the protection of human health or the health of animals or plants.

       "Environmental Permits" means any permit, licence, consent, approval and other authorisation required under any Environmental Law for the operation of the business of any member of the Borrower Group conducted on or from the properties owned or used by the relevant member of the Borrower Group.

       "EURIBOR" means, in relation to any amount to be advanced to, or owing by, an Obligor hereunder in euro on which interest for a given period is to accrue:

       (a) the percentage rate per annum equal to the offered quotation which appears on the page of the Telerate Screen which displays an average rate of the Banking Federation of the European Union for the euro (being currently page 248) for such period as of 11.00 a.m. (Brussels time) on the Quotation Date for such period or, if such page or such service shall cease to be available, such other page or such other service for the purpose of displaying an average rate of the Banking Federation of the European Union as the Facility Agent, acting reasonably and after consultation with the Banks and the Original Borrower, shall select; or

       (b) if no quotation for the euro for the relevant period is displayed and the Facility Agent has not selected an alternative service on which a quotation is displayed, the arithmetic mean (rounded upwards to four decimal places) of the rates (as notified to the Facility Agent) at which each of the Reference Banks was offering to prime banks in the European interbank market deposits in the euro of an equivalent amount and for such period as of 11.00 a.m. (Brussels time) on the Quotation Date.

       "Event of Default" means any circumstance described as such in Clause 27 (Events of Default).

       "Excess Cash Flow" means in respect of any Financial Quarter, EBITDA for such Financial Quarter less:

       (a) Capital Expenditure incurred by any member of the Borrower Group during such period;

       (b) any amount actually paid or due and payable in respect of taxes on the profits of any member of the Borrower Group during such period;

       (c) any payments made by any member of the Borrower Group in respect of principal and interest on Permitted Indebtedness during such period;

       (d) any cash payment made by any member of the Borrower Group in respect of any exceptional or extraordinary item; and

       (e) the aggregate amount of (i) any loans made by any member of the Group to other members thereof; and (ii) any Restricted Payments to the extent that (in both cases), the proceeds thereof are upstreamed to service third party, non-affiliated Financial Indebtedness, and (i) plus or, as the case may be, minus any decrease or increase in the aggregate working capital of the Borrower Group and (ii) plus any cash received by any member of the Borrower Group in respect of any exceptional or extraordinary item during such period.

       "Existing Notarised Performance Bond Indebtedness" means, Performance Bond Indebtedness in an aggregate amount not exceeding EUR14,898,219 (or its equivalent) incurred by members of the Borrower Group (incorporated in Spain) prior to the date upon which this Agreement is raised to the level of documento publico and which has been raised to such level.

       "Existing Subordinated Shareholder/Participatory Loans" means the Subordinated Shareholder/Participatory Loans dated 11 January 2002, 31 January 2002, 6 February 2002 and 4 November 2002 from the Parent to the Original Borrower in an amount of EUR5,000,000, EUR15,000,000, EUR 10,000,000 and EUR 10,000,000 respectively and the Banda 26 Original Subordinated Shareholder/Participatory Loans.

       "Existing Tranche B Bank" means any Tranche B Bank which has been or will be replaced by a Replacement Tranche B Bank in accordance with Clause 41 (Replacement Tranche B Banks).

       "Expiry Date" means, in respect of a Performance Bond, the date following its Issue Date upon which the liability of the Tranche B Bank under such Performance Bond is reduced to zero (as determined by the Facility Agent after consultation with the Tranche B Bank).

       "Facilities" means the Tranche A Facility and the Tranche B Facility and "Facility" means either of them.

       "Facility Office" means:

       (a) in relation to the Facility Agent and the Security Agent, the office identified with its signature below or such other office as it may select by notice in accordance with Clause 44 (Notices); and

       (b) in relation to any Bank, the office notified by it in writing to the Facility Agent prior to the date hereof (or, in the case of a Transferee, at the end of the Transfer Certificate to which it is a party as Transferee) or, if two offices are so identified the office so identified as such Bank's main office, or, such other office as such Bank may select by notice to the Facility Agent.

       "Finance Documents" means the Amendment Agreement, this Agreement, the Security Documents, any Borrower Accession Memorandum, any Guarantor Accession Memorandum, the Co-ordination Mandate Letter, the Restructuring Fee Letter and such other documents that may be designated as such by the Original Borrower and the Facility Agent.

       "Finance Parties" means the Facility Agent, the Arranger, the Security Agent and the Banks.

       "Financial Indebtedness" means any indebtedness for or in respect of:

       (a)   Indebtedness for Borrowed Money;

       (b)   any documentary credit facility;

       (c) any interest rate swap, currency swap, forward foreign exchange transaction, cap, floor, collar or option transaction or any other treasury transaction or any combination thereof or any other transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and the amount of the Financial Indebtedness in relation to any such transaction shall be calculated by reference to the mark-to-market valuation of such transaction at the relevant time); and

       (d) any guarantee, indemnity bond, standby letter of credit or any other instrument issued in connection with the performance of any contract or other obligation.

       "Financial Quarter" means each period of three calendar months ending on 31 March, 30 June, 30 September and 31 December in each year.

       "Financial Restructuring" shall have the meaning ascribed thereto in the Restructuring Agreement.

       "Financial Year" means the period of twelve calendar months between 1 January and 31 December in any year, or any other period of twelve calendar months as the Original Borrower may select and notify to the Facility Agent within 60 days of any change to the period.

       "General Law of Telecommunications" means Law 11/1998 of 24 April, (published in the Spanish Official Gazette no. 99, of 25 April) - ("Ley 11/1998, de 24 de abril, General de Telecomunicaciones").

       "Group" means the Parent and the Borrower Group.

       "Guarantors" means each of the Original Guarantors and each Additional Guarantor, provided that such company has not been released from its rights and obligations hereunder in accordance with Clause 40.3 (Resignation of a Guarantor) and "Guarantor" means any one of them.

       "Guarantor Accession Memorandum" means a memorandum substantially in the form set out in Schedule 9 (Form of Guarantor Accession Memorandum).

       "High Yield Bonds" means the high yield bonds issued by the Parent pursuant to:

       (a) an indenture dated 8 April 1999 between the Parent, as issuer, and Bankers Trust Company, as trustee, relating to US$100,000,000 14% senior notes due 2009;

       (b) an indenture dated 8 April 1999 between the Parent, as issuer, and Bankers Trust Company, as trustee, relating to EUR110,000,000 14% senior notes due 2009;

       (c) an indenture dated 16 December 1999 between the Parent, as issuer, and Bankers Trust Company, as trustee, relating to EUR400,000,000 13.25% senior notes due 2009; and

       (d) an indenture dated 5 July 2000 between the Parent, as issuer, and Bankers Trust Company, as trustee, relating to EUR225,000,000 14% senior notes due 2010.

       "High Yield Bondholders" means the holders of the High Yield Bonds.

       "Iberdrola Agreement" means the agreement dated 23 June 1999 between Iberdrola S.A. and the Original Borrower for the lease and maintenance of fibre owned by Iberdrola S.A. as extended by Annex 1A dated 7 November 2000 between Iberdrola Redes S.A. and the Original Borrower.

       "Indebtedness for Borrowed Money" means any indebtedness for or in respect of:

       (a)   moneys borrowed;

       (b) any amount raised by acceptance under any acceptance credit facility;

       (c) any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

       (d) any amount raised pursuant to any issue of shares which are expressed to be redeemable before 30 June 2008;

       (e)   the  amount  of any  liability  in  respect  of any  lease  or hire purchase contract which would, in accordance with generally accepted accounting principles in the relevant jurisdiction, be treated as a finance or capital lease;

       (f) the amount of any liability in respect of any deferred purchase agreement (the payment of which is deferred for a period in excess of 180 days) if the primary reason for entering into such agreement is to raise finance;

       (g) receivables sold or discounted (save to the extent that they are sold or discounted on a non-recourse basis);

       (h) any agreement or option to re-acquire an asset if one of the primary reasons for entering into such agreement or option is to raise finance;

       (i) any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing; and

       (j) the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (i) above.

       "Instructing Group" means the Relevant Tranche A Banks together with the Relevant Tranche B Banks.

       "Intellectual Property" means any patent, trade mark, service mark, registered design, trade name or copyright owned by any Obligor in connection with its business of delivering telecommunication services in Spain.

       "Interconnection  Agreements" means the  interconnection  agreements with
       (a) Telefonica Sociedad Operadora de Servicios de Telecomunicaciones de Espana, S.A. dated 12 April 1999, (b) Airtel Movil, S.A. dated 24 May 1999, (c) Retevision Movil, S.A. dated 12 May 1999 and (d) Retevision, S.A. dated 6 September 1999.

       "Interest Period" means, save as otherwise provided herein:

       (a)   any of those periods  mentioned in Clause 5.1  (Interest  Periods);
             and

       (b) in relation to an Unpaid Sum, any of those periods mentioned in Clause 31.1 (Default Interest Periods).

       "Issue Date" means the date on which a Performance Bond is to be issued hereunder or was issued under the Original Performance Bond Facility.

       "Jazztel Portugal" means Jazztel Portugal S.A.

       "Licences" means the Type B1 Licence and the Wireless Licence.

       "LMA" means the Loan Market Association.

       "Mandatory  Cost  Rate"  means the rate  determined  in  accordance  with
       Schedule 12 (Mandatory Costs).

       "Material Adverse Effect" means a material adverse effect on (a) the business or financial condition of the Borrower Group taken as a whole or
       (b) the ability of an Obligor to perform its payment obligations under the Finance Documents.

       "Material Contract" means the Interconnection Agreements, the RENFE Agreement, as amended from time to time, the Subordinated
       Shareholder/Participatory Loans, the Supply Contracts, the Iberdrola Agreement, the Banda 26 Shareholder Agreement, the Banda 26 Original Subordinated Shareholder/Participatory Loans, any Banda 26 Additional
       Subordinated Shareholder/Participatory Loans and any other contract designated as such by the Original Borrower and the Facility Agent.

       "Material Subsidiary" means, at any time, a subsidiary of any Borrower which has:

       (a) profits before interest and tax representing five per cent. or more of the consolidated profits before interest and tax of the Borrower Group; or

       (b)   tangible  net  worth   representing  five  per  cent.  or  more  of
             consolidated tangible net worth of the Borrower Group; or

       (c) turnover representing five per cent. or more of consolidated turnover of the Borrower Group, in each case calculated on a consolidated basis. Compliance with the conditions set out in paragraphs (a), (b) and (c) shall be determined by reference to the most recent audited financial statements of such subsidiary (consolidated in the case of a subsidiary which itself has subsidiaries) and the latest audited consolidated financial statements of the Borrower Group provided that:

             (i) if a subsidiary has been acquired since the date as at which the latest audited consolidated financial statements of the Borrower Group were prepared, such financial statements shall be adjusted in order to take into account the acquisition of such subsidiary;

             (ii)   if,  in  the  case  of  any  subsidiary   which  itself  has
                    subsidiaries, no consolidated financial statements are prepared and audited, its consolidated profits before interest and tax, consolidated tangible net worth and turnover shall be determined on the basis of pro forma consolidated financial statements of the relevant subsidiary and its subsidiaries; and

             (iii) if any intra-group transfer or re-organisation takes place, the audited financial statements of the Borrower Group and of all relevant subsidiaries shall be adjusted in order to take into account such intra-group transfer or reorganisation.

       "Mediterranea" means Mediterranea de Telecomunicaciones Estel, S.A.

       "Mortgage over Fixed Assets" means the mortgage over specified material fixed assets (DMS machinery and equipment) executed by the Original Borrower in favour of the Security Agent and the Banks on 1 March 2002 authorised by the Notary Mr. Jose Luis Machuca Charro as supplemented by a deed of 21 March 2002, as amended by means of a public deed executed on or about the date hereof.

       "Mortgage over Intellectual Property" means the Spanish law mortgage over Intellectual Property of the Original Borrower executed on or about the date hereof by the Original Borrower in favour of the Security Agent and the Banks in agreed form.

       "Movilweb" means Movilweb 21, S.A.

       "Necessary Authorisations" means all approvals, authorisations and licences from, all rights granted by and all filings, registrations and agreements with any person including, without limitation, any government or other regulatory authority (including, without limitation, the relevant Licence) necessary for the construction, maintenance and operation of the Business or, as the case may be, the Banda 26 Business and such other business as may be permitted by the terms of this Agreement.

       "Net Cash Proceeds" means, with respect to any disposal, lease or other transfer of any material non-financial asset an amount equal to the gross proceeds in cash and cash equivalents of such disposal, lease or asset transfer net (to the extent applicable) of:

       (a) legal fees, accountant's fees, consultant and other customary fees and other reasonable costs and expenses actually incurred in connection with such disposal, lease or asset transfer; and

       (b) any income, capital gains, value-added or other taxes paid or reasonably estimated to be payable as a result thereof.

       "Network Backbone" means the high capacity fibre optic telecommunications network constructed or to be constructed and operated by or on behalf of the Original Borrower in Spain.

       "Obligors" means the Borrowers and the Guarantors.

       "Order" means any order, injunction, judgement, decree, ruling, writ, assessment or arbitration award.

       "Original Borrower Share Pledge" means the pledge over all the shares in the Original Borrower executed by the Parent in favour of the Security Agent and the Banks on 1 March 2002 authorised by the Notary Mr. Jose Luis Machuca Charro, as amended by means of a public deed executed on or about the date hereof.

       "Original Financial Statements" means:

       (a) in relation to the Parent, its audited consolidated financial statements for its Financial Year ended 31 December 2001;

       (b) in relation to the Original Borrower, its audited unconsolidated financial statements for its Financial Year ended 31 December 2001;

       (c) in relation to Banda 26, its audited unconsolidated financial statements for its Financial Year ended 31 December 2001;

       (d)   in  relation  to  Adatel,  its  audited  unconsolidated   financial
             statements for its Financial Year ended 31 December 2001;

       (e) in relation to the Borrower Group (excluding Banda 26) its audited consolidated financial statements for its Financial Year ended 31 December 2001; and

       (f) in relation to any Additional Obligor, its audited financial statements delivered pursuant to Schedule 10 (Additional Conditions Precedent).

       "Original   Obligors"  means  the  Original  Borrower  and  the  Original
       Guarantors.

       "Original Performance Bond Facility" means the performance bond facility granted to the Original Borrower under the terms of the Original Performance Bond Facility Agreement.

       "Original Performance Bond Facility Agreement" means the EUR24,521,294 performance bond facility agreement dated 7 April 2000 between, among others, Jazz Telecom, S.A. as Original Borrower, J.P. Morgan plc as arranger and the financial institutions referred to therein as banks.

       "Parent" means Jazztel plc.

       "Participating Member State" means any member state which has adopted the euro as its lawful currency at the relevant time.

       "Performance Bond" means:

       (a) any performance bond to be issued hereunder, to be documented substantially in the form of the performance bond set out in Part A or Part B of Schedule 14 (Form of Performance Bond) or in such other form as may be agreed by the Facility Agent, the Tranche B Banks, the Original Borrower and the Beneficiary; and

       (b) each performance bond issued under the Original Performance Bond Facility by a Tranche B Bank in favour of the Beneficiary,

       in respect of the Original Borrower's participation in the award to Banda 26 of the Wireless Licence as listed in Schedule 15 (Existing Performance Bonds).

       "Performance Bond Commission" means the commission payable by the Original Borrower pursuant to Clause 7.7 (Performance Bond Commission).

       "Performance  Bond   Indebtedness"   means  indebtedness  of  the  nature
       described in paragraph (d) of the definition of "Financial Indebtedness".

       "Permitted Disposal" means any disposal:

       (a)   in the ordinary course of trade and on arm's length terms;

       (b)   by an Obligor to another Obligor (other than the Parent);

       (c) on arm's length terms of an asset by a member of the Borrower Group to another member of the Borrower Group;

       (d) for cash on arm's length terms of any surplus or obsolete assets not required for the efficient operation of the business of the Borrower Group member making such disposal;

       (e) of cash where such disposal is not otherwise prohibited by this Agreement (including, for the avoidance of doubt, payments of cash to the employees of any member of the Borrower Group pursuant to an employee bonus scheme);

       (f) of cash for the purpose for which it was raised or borrowed or in payment or repayment of any indebtedness in accordance with the terms thereof;

       (g)   which constitutes the creation of a Permitted Encumbrance;

       (h) in exchange for assets (other than cash or cash equivalents) comparable or superior as to type, value and quality provided that the value (taking the higher of book value or market value) of the disposed assets (excluding any assets exchanged in the ordinary course of trading and on arm's length terms) (the "Exchange Asset Consideration"), when aggregated with the amount of Exchange Asset Consideration for all such transactions in any 12 month period does not exceed EUR3,000,000 (or it equivalent in any other currency or currencies);

       (i) which constitutes the payment of a dividend permitted under the terms of this Agreement;

       (j) which constitutes the application of cash in the acquisition of assets or services in the ordinary course of trading;

       (k) in relation to the sale or transfer, howsoever described, of information technology machinery or assets made pursuant to any information technology outsourcing contract entered into by any member of the Borrower Group; or

       (l) of any asset on an arm's length basis provided that the amount of the consideration received by the relevant member of the Borrower Group, when aggregated with the consideration received in relation to all such other disposals by members of the Borrower Group pursuant to this paragraph (l) does not at any time exceed EUR5,000,000 (or its equivalent).

       "Permitted Encumbrance" means:

       (a)   any Encumbrance created pursuant to the Security Documents;

       (b) any Encumbrance specified in Schedule 6 (Existing Encumbrances), if the principal amount thereby secured is not increased;

       (c) any Encumbrance over or affecting any asset acquired by a member of the Borrower Group after the date hereof and subject to which such asset is acquired, if:

             (i) such Encumbrance was not created in contemplation of the acquisition of such asset by a member of the Borrower Group;

             (ii) the amount thereby secured has not been increased in contemplation of, or since the date of, the acquisition of such asset by a member of the Borrower Group; and

             (iii) such Encumbrance is removed or discharged within six months of the date of acquisition of such asset unless the aggregate amount of the Indebtedness for Borrowed Money secured by any such Encumbrances (and any Encumbrances referred to in paragraph (d)) does not exceed EUR5,000,000 (or its equivalent);

       (d) any Encumbrance over or affecting any asset of any company which becomes a member of the Borrower Group after the date hereof, where such Encumbrance is created prior to the date on which such company becomes a member of the Borrower Group, if:

             (i) such Encumbrance was not created in contemplation of the acquisition of such company;

             (ii) the amount thereby secured has not been increased in contemplation of, or since the date of, the acquisition of such company; and

             (iii) such Encumbrance is removed or discharged within six months of such company becoming a member of the Borrower Group unless the aggregate amount of any Indebtedness for Borrowed Money secured by any Encumbrances (and any Encumbrances referred to in paragraph (c)) does not exceed EUR5,000,000 (or its equivalent);

       (e) any title transfer or retention of title arrangement entered into by any member of the Borrower Group in the normal course of its trading activities on the counterparty's standard or usual terms;

       (f) any lien arising by operation of law and in the normal course of business;

       (g) any Encumbrance in respect of hedging agreements entered into between a Borrower and any of the Banks provided that only the first EUR5,000,000 or its equivalent (calculated on a marked to market basis) in aggregate of the Indebtedness for Borrowed Money thereunder shall rank equally under the Security Documents with amounts outstanding under this Agreement; and

       (h) any other Encumbrance over or affecting any asset of any member of the Borrower Group provided that the aggregate value of the assets subject to such Encumbrances granted pursuant to this paragraph (h) does not at any time exceed EUR5,000,000 (or its equivalent).

       "Permitted   Excess  Amount"  has  the  meaning  set  out  in  sub-clause
       24.1(c)(ii) (Permitted Withdrawals).

       "Permitted Indebtedness" means any Financial Indebtedness incurred or to be incurred:

       (a)   under the Finance Documents;

       (b) under any Subordinated Shareholder/Participatory Loans provided that the terms of this Agreement are complied with in such respect;

       (c) under credit lines granted to the Original Borrower up to a maximum amount of EUR3,000,000 (or its equivalent) provided that any amounts outstanding to the credit line provider is repaid as at the Effective Date and no utilisation of such credit line is made and documented by being raised to the level of documento publico until a date subsequent to the date on which this Agreement is raised to the level of documento publico;

       (d) under credit lines granted to Adatel up to a maximum amount of EUR3,000,000 (or its equivalent) provided that any amounts outstanding to the credit line provider is repaid as at the Effective Date and no utilisation of such credit line is made and documented by being raised to the level of documento publico until a date subsequent to the date on which this Agreement is raised to the level of documento publico;

       (e) under hedging agreements between a Borrower and any of the Banks entered into in relation to the Facilities;

       (f)   as trade indebtedness incurred in the ordinary course of business;

       (g) as a result of indebtedness confirming trade indebtedness incurred in the ordinary course of business up to a maximum amount of EUR5,000,000 (or its equivalent) provided that such indebtedness is not raised to the level of documento publico;

       (h) any indebtedness falling under paragraph (d) of the definition of "Financial Indebtedness" incurred in the ordinary course of business, up to a maximum aggregate amount of EUR20,000,000 (or its equivalent) provided that such maximum aggregate amount shall be reduced on 31 December 2003 to EUR19,000,000, on 31 December 2004 to EUR17,000,000 and on 31 December 2005 to EUR15,000,000;

       (i) in respect of any third party Financial Indebtedness up to a maximum amount of EUR100,000;

       (j) under any inter-company loan between Banda 26 and the Original Borrower in respect of funds received from the Spectrum Fee Reimbursement and being on lent by Banda 26 to the Original Borrower; and

       (k) any indebtedness outstanding under the RENFE Agreement or the Iberdrola Agreement.

       "Permitted Investments" means:

       (a)   any Cash Equivalent Investments;

       (b) any acquisition of those shares in Banda 26 currently not held by a member of the Borrower Group; and

       (c) any other investments or acquisitions provided that the value of any such investments or acquisitions shall not exceed EUR1,500,000 in aggregate in any 12 month period without the prior written consent of the Instructing Group.

       "Potential Event of Default" means any event which will become (with the passage of time, the giving of notice, the making of any determination hereunder or any combination thereof) an Event of Default described in Clause 27 (Events of Default).

       "Proportion" means:

       (a) in relation to any Tranche A Bank the proportion borne by its share of the Tranche A Loan to the entire Tranche A Loan; and

       (b)   in relation to any Tranch B Bank:

             (i) prior to the issue of a Performance Bond, the proportion expressed as a percentage borne by such Tranche B Bank's Tranche B Commitment to the Total Tranche B Commitments for the time being (or if the Total Tranche B Commitments are then zero, by its Tranche B Commitment to the Total Tranche B Commitments immediately prior to their reduction to zero); and

             (ii) whilst Performance Bonds are outstanding, the proportion borne by its share of the aggregate Tranche B Outstandings under all outstanding Performance Bonds to such Tranche B Outstandings.

       "Provisioned DSL Customers" has the meaning given to it in Clause 24.2 (Financial Definitions).

       "Qualifying Bank" means:

       (a) a person which is lending from a bank incorporated within the European Union, a branch of a bank established in Spain or any other entity incorporated and resident for tax purposes in a member state of the European Union other than Spain which is not acting through a permanent establishment located in Spain nor through a territory considered under Spanish law to be a tax haven; or

       (b)   a Treaty Bank.

       "Qualifying State" means a member of the European Union (other than Spain).

       "Quotation Date" means, in relation to any period for which an interest rate is to be determined hereunder, the day on which quotations would ordinarily be given by prime banks in the relevant interbank market for deposits in the currency in relation to which such rate is to be determined for delivery on the first day of that period, provided that, if, for any such period, quotations would ordinarily be given on more than one date, the Quotation Date for that period shall be the last of those dates.

       "Receivables Pledge" means a Spanish law pledge over all the receivables, from time to time, of the Original Borrower executed by the Original Borrower on or about the date hereof in favour of the Security Agent and the Banks in agreed form.

       "Reference Banks" means such banks as may be appointed as such by the Facility Agent after consultation with the Original Borrower.

       "Registry" means Caja General de Depositos.

       "Relevant Tax" means, in relation to any payment which falls to be made hereunder, any present or future taxes of any nature now or hereafter imposed by the laws of (a) Spain, (b) any other jurisdiction from which, or through which any Obligor is making such payment (excluding for these purposes, any payments to or through tax haven jurisdictions (as construed under Spanish law)) or to the taxation laws of which an Obligor is at the time of such payment subject, (c) any political sub-division of Spain or any such other jurisdiction or (d) any federation or association of states of which Spain or any such other jurisdiction is, at the time of such payment, a member. A Relevant Tax does not include any tax on the profits of a Finance Party.

       "Relevant Tranche A Banks" means a Tranche A Bank or Tranche A Banks to whom in aggregate more than 66 2/3 per cent. of the Tranche A Loan is (or immediately prior to its repayment, was then) owed.

       "Relevant Tranche B Banks" means a Tranche B Bank or Tranche B Banks to whom in aggregate more than 66 2/3 per cent. of the Tranche B
       Outstandings is (or immediately prior to its repayment, was then) owed, provided that in the case of any Tranche B Bank which is a Counter Indemnified Bank, the Tranche B Outstandings of such Tranche B Bank shall be deemed for this purpose to be due to the Counter Indemnity Provider who has provided a counter indemnity in favour of such Tranche B Bank pursuant to Clause 10 (Counter Indemnity Provider's Liabilities in Relation to Performance Bonds).

       "RENFE" means Red Nacional de los Ferrocarriles Espanoles.

       "RENFE Agreement" means the agreement dated 28 January 1999 between RENFE and the Original Borrower for the lease and maintenance of fibre owned by RENFE as amended by an Additional Protocol dated 20 July 1999 as further amended on or about the date of this Agreement.

       "Repeated Representations" means each of the representations set out in Clause 22.1 (Status) to Clause 22.6 (Audited Financial Statements), Clause 22.19 (Necessary Authorisations), Clause 22.20 (Licence), Clause
       22.22 (Borrower Group Business Plan), Clause 22.23 (Dormant Subsidiaries) and Clause 22.24 (Intellectual Property).

       "Replacement Performance Bond" has the meaning given to such term in Clause 7.2 (Issue of Replacement Performance Bonds).

       "Replacement Tranche B Bank" means any bank or financial institution which is duly authorised by the Registry to issue Performance Bonds and which has become a party hereto as a Tranche B Bank in accordance with Clause 41 (Replacement Tranche B Banks).

       "Resignation  Notice" means a notice substantially in the form set out in
       Schedule 11 (Form of Resignation Notice).

       "Restricted Payment" means any payment by a member of the Borrower Group to any person who is not a member of the Borrower Group by way of dividend or other distribution, loan, interest or the payment of interest on or repayment of the principal amount of Subordinated Shareholder/Participatory Loans.

       "Restructuring Agreement" means the agreement dated 13 September 2002 between certain of the High Yield Bondholders and the Parent in respect of the Scheme.

       "Restructuring Fee Letter" means the letter addressed to the Original Borrower and the Parent dated on or about the date hereof from J.P. Morgan plc.

       "Scheme" means the compromise or arrangement between the Parent and the High Yield Bondholders, the terms of which are set out in the Scheme Document, to be implemented by Order of the court pursuant to Section 425 of the Companies Act 1985.

       "Scheme Conditions Precedent" means the conditions precedent set out in Clause 1.6 of the Scheme Document.

       "Scheme Document" means the document filed in the High Court of Justice Chancery Division Companies Court as no. 6022 of 2002 entitled "In the matter of Jazztel plc and in the matter of the Companies Act 1985 - Scheme of Arrangement - between Jazztel plc and its Scheme Creditors".

       "Security Documents" means:

       (a)   the Original Borrower Share Pledge;

       (b)   the Mortgage over Fixed Assets;

       (c)   the Banda 26 Share Pledge;

       (d)   the Adatel Share Pledge;

       (e)   the English Secured Cash Account Charge;

       (f)   the Spanish Secured Cash Account Pledges;

       (g)   pledges  over any Existing  Subordinated  Shareholder/Participatory
             Loans;

       (h)   the Mortgage over Intellectual Property;

       (i)   the Receivables Pledge; and

       (j) any additional security document required to be entered into under the Finance Documents creating security in favour of the Finance Parties and/or any Bank.

       The items referred to at (c) to (i) shall together be known as (the "Additional Security Documents").

       "Spain" means the Kingdom of Spain.

       "Spanish GAAP" means accounting principles generally accepted in Spain.

       "Spanish Secured Cash Account of Adatel" means the euro denominated account opened by Adatel at Credit Lyonnais, S.A. Succursale en Espana, Calle Juan Bravo, n(degrees) 3-B, 2(degrees) planta, 28006 Madrid, Spain with account number 0105-0908-71-1677001160.

       "Spanish Secured Cash Account of the Original Borrower" means the euro denominated account opened by the Original Borrower at Credit Lyonnais, S.A. Succursale en Espana, Calle Juan Bravo, n(degrees)3-B, 2(degrees) planta, 28006 Madrid, Spain with account number 0105-0908-71-1684001160.

       "Spanish Secured Cash Account Pledge of Adatel" means the Spanish Law Pledge over the Spanish Secured Cash Account of Adatel executed or to be executed by Adatel in favour of the Security Agent and the Banks in agreed form.

       "Spanish Secured Cash Account Pledge of the Original Borrower" means the Spanish Law Pledge over the Spanish Secured Cash Account of the Original Borrower executed or to be executed by the Original Borrower in favour of the Security Agent and the Banks in agreed form.

       "Spanish Secured Cash Account Pledges" means the Spanish Secured Cash Account Pledge of Adatel, the Spanish Secured Cash Account Pledge of the Original Borrower, any pledge over a cash account of any Additional Borrowers or Guarantors in Spain and a pledge over a cash account of Banda 26 in Spain pursuant to Clause 25.8(i)(iii) (Banda 26 Additional Security).

       "Spanish Secured Cash Accounts" means the Spanish Secured Cash Account of the Original Borrower, the Spanish Secured Cash Account of Adatel and the Spanish Secured Cash Account of any Additional Borrowers or Guarantors.

       "Spectrum Fee" means the fee to be paid annually in Spain for the reservation of the radio-electrical public domain, as established in the General Law on Telecommunications and its implementing regulations.

       "Spectrum Fee Reimbursement" means the Spectrum Fee corresponding to the year 2001 amounting to Euro 9,606,978.63 which has been contested by Banda 26 before the Audiencia Nacional (judicial procedure 31/2002) in the event that a favourable final judgment is obtained by Banda 26.

       "Subordinated Shareholder/Participatory Loans" means any loans made by the Parent to the Original Borrower or by one member of the Borrower Group to any other member thereof which are, in accordance with article 20 of Royal Decree 7/1996 of 7 June, as amended by Law 10/96 of 18
       December 1996 and the Ministerial Order dated 20 December 1996, subordinated to the claims of the other creditors of the Original Borrower (including the Finance Parties) and pledged or to be pledged in accordance with the terms of this Agreement in favour of the Security Agent and the Banks in agreed form.

       "Supply Contracts" means (i) the letter addressed to the Original Borrower from Nortel Hispania S.A. ("Nortel") dated 18 September 2000 allowing the Original Borrower to enter into contracts with Sociedad Anonima de Instalaciones de Control ("Sainco"); (ii) the letter addressed to the Original Borrower from Sainco dated 30 October 2000 allowing the Original Borrower to enter into contracts with Nortel; (iii) the master agreements between the Original Borrower and Sainco all dated 23 October 2000 regarding supply, logistics and lay out of black fibre, execution of works, systems and engineering; (iv) the supply orders not covered by a master agreement sent by the Original Borrower from time to time to Nortel; (v) agreements of subrogation of Abentel between Sainco and Abentel dated 25 October 2000; (vi) the master agreement for ducting entered into by the Original Borrower and Sainco Trafico on 10 March 2000; (vii) the master agreement on reciprocal use of assets between the Original Borrower and Canal de Isabel II on 22 October 1999; and (vii) the master agreement for the provision of direct access between the Original Borrower and Alcatel Intergracion de Redes, S.A. dated 22 January 2001.

       "Term" means in relation to a Performance Bond, the period from its Issue Date until its Expiry Date.

       "Term Repayment Date" means each of the dates specified in Clause 13.1 (Tranche A Repayment Instalments), provided that if such date is not a Business Day, it shall be deemed to be the next succeeding Business Day.

       "Total Senior Debt" means, at any time, the aggregate amount outstanding in relation to Permitted Indebtedness excluding in such calculation any amount set out in paragraphs (b), (c) and (d) of the definition of Permitted Indebtedness.

       "Total Tranche B Commitments" means, at any time, the aggregate of the Tranche B Banks' Tranche B Commitments.

       "Total Underlying Obligations" means the obligations of Banda 26 owed to the Beneficiary relating to the grant by the Beneficiary of the Wireless Licence and in respect of which performance bonds (including the Performance Bonds) were issued for and on behalf of the three original shareholders in Banda 26.

       "Tranche A Advance" means an advance (as from time to time consolidated, divided or reduced by payment) made or to be made by the Tranche A Banks under the Tranche A Facility.

       "Tranche A Bank" means any financial institution:

       (a)   named as such in Part B of Schedule 1 (The Banks); or

       (b) which has become a party hereto as a Tranche A Bank in accordance with Clause 38.4 (Assignments by Banks) or Clause 38.5 (Transfer by Banks),

       and which has not ceased to be a party hereto in accordance with the terms hereof.

       "Tranche A Commitment" means, in relation to a Tranche A Bank at any time and save as otherwise provided herein, the amount set opposite its name under the heading "Tranche A Commitment" in Part B of Schedule 1 (The Tranche A Banks).

       "Tranche A Facility" means the EUR30,000,000 term loan facility granted to the Borrowers in sub-clause 2.1(a) of Clause 2.1 (Grant of the Facilities).

       "Tranche A Loan" means, at any time, the aggregate principal amount of outstanding Tranche A Advances.

       "Tranche B Bank" means any financial institution:

       (a)   named as such in Part B of Schedule 1 (The Banks); or

       (b) which has become party hereto as a Tranche B Bank in accordance with the terms hereof,

       and which has not ceased to be a party hereto in accordance with the terms hereof.

       "Tranche B Bank Accession Memorandum" means a memorandum substantially in the form set out in Schedule 17 (Form of Tranche B Bank Accession Memorandum).

       "Tranche B Commitment" means, in relation to a Replacement Tranche B Bank at any time and save as otherwise provided herein, the amount specified in the Tranche B Bank Accession Memorandum delivered by it pursuant to Clause 41 (Replacement Tranche B Banks).

       "Tranche B Facility" means the euro denominated performance bond facility in the amount of EUR24,521,294 granted to the Borrowers in sub-clause 2.1(b) of Clause 2.1 (Grant of the Facilities).

       "Tranche B Outstandings" means, at any time, the maximum actual and contingent liabilities of each Tranche B Bank in respect of each outstanding Performance Bond issued by it.

       "Tranche B Resignation Request" means a request substantially in the form set out in Schedule 18 (Form of Tranche B Bank Resignation Request).

       "Transfer Certificate" means a certificate substantially in the form set out in Schedule 2 (Form of Transfer Certificate) signed by a Bank and a Transferee under which:

       (a) such Bank seeks to procure the transfer to such Transferee of all or a part of such Bank's rights, benefits and obligations under the Finance Documents upon and subject to the terms and conditions set out in Clause 38.3 (Assignments and Transfers by Banks); and

       (b) such Transferee undertakes to perform the obligations it will assume as a result of delivery of such certificate to the Facility Agent as contemplated in Clause 38.5 (Transfers by Banks).

       "Transfer Date" means, in relation to any Transfer Certificate, the date for the making of the transfer as specified in such Transfer Certificate.

       "Transferee" means a person to which a Bank seeks to transfer by novation all or part of such Bank's rights, benefits and obligations under the Finance Documents.

       "Treaty Bank" means a person which is (a) resident (as such term is defined in the appropriate double taxation treaty) in a country with which Spain has a double taxation treaty giving residents of that country complete exemption from the imposition of any withholding or deduction for or on account of Spanish taxes on interest (and which does not carry on business in Spain through a permanent establishment with which the indebtedness under this Agreement in respect of which the interest is paid is effectively connected), (b) is entitled to the benefits of such treaty, and (c) provides to the Obligor, prior to any payment, a certificate of residency in such country issued by the relevant tax authorities.

       "Treaty on European Union" means the Treaty of Rome of 25 March 1957, as amended by the Single European Act 1986 and the Maastricht Treaty (which was signed at Maastricht on 7 February 1992 and came into force on 1 November 1993).

       "Type B1 Licence" means the type B1 individual licence granted by the CMT to the Original Borrower on 3 December 1998 to provide fixed line telephony services available to the public through the installation and exploitation of a fixed line public telecommunications network.

       "Unpaid Sum" means the unpaid balance of any of the sums referred to in Clause 31.1 (Default Interest Periods).

       "US GAAP" means accounting principles generally accepted in the United States of America.

       "Utilisation" means the issue of Envelope 2 Performance Bonds or the issue of Envelope 3 Performance Bonds hereunder.

       "Utilisation Request" means:

       (a) in relation to the Tranche A Facility, a request for a Tranche A Advance; or

       (b) in relation to the Tranche B Facility, a request for the issue of Envelope 2 Performance Bonds and/or Envelope 3 Performance Bonds,

       in the form set out in Schedule 5 (Form of Utilisation Request).

       "VAT Refund" means the excess VAT paid by the Original Borrower during 2002 which can be reclaimed from the Spanish Authorities in January 2003.

       "Wireless Licence" means the type C2 individual licence awarded to Banda 26 by the Ministry of Development on 8 March 2000 for the establishment and exploitation of a fixed public telecommunication network of radio access in the 26 GHz band.

1.2    Interpretation

       Unless the context otherwise requires, any reference in this Agreement to:

       an "affiliate" of any person shall be construed as a reference to the ultimate holding company of that person or an entity of which that person or its ultimate holding company (a) has direct or indirect control or (b) owns directly or indirectly more than twenty per cent. (20%) of the share capital or similar rights of ownership;

       a document or an agreement being "in an agreed form" or "in agreed form" shall be construed as a reference to a document or an agreement that has been initialled for the purposes of identification as such by, or on behalf of, the Facility Agent and the Original Borrower;

       a transaction between a person and another person being on "arm's length terms" shall be construed as a reference to a transaction on terms that are fair and reasonable to the first-mentioned person and no more or less favourable to the other party to the relevant transaction than could reasonably be expected to be obtained in a comparable arm's length transaction with a person that is not an affiliate of the first-mentioned person;

       a "change of control" shall be construed as when:

       (a) a person or group of persons (acting together) who do not hold any of the issued share capital of the Parent at the Effective Date, own or control 30 per cent., in aggregate, or more of the issued share capital of the Parent;

       (b) during any period of two years, individuals who, at the beginning of such period, constituted the board of directors of the Parent (together with any new directors whose election was approved by a vote of 662/3 per cent. of the directors then in office), cease, for any reason, to constitute a majority of such board of directors then in office;

       other than as a result of the implementation of the Scheme and the Financial Restructuring including, without prejudice to the generality of the foregoing, any changes to the Board of Directors of the Parent required under the terms of the Scheme and the Restructuring Agreement;

       "continuing", in relation to an Event of Default, shall be construed as a reference to an Event of Default which has not been remedied or waived in accordance with the terms hereof and, in relation to a Potential Event of Default, which has not been remedied within the relevant grace period or waived in accordance with the terms hereof;

       the "control" of a company or corporation shall be construed as:

       (a) the power (whether by way of ownership of shares, proxy, contracts, agency or otherwise) to:

             (i) cast, or control the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of that company or corporation; or

             (ii) appoint or remove all, or the majority of, the directors or other officers of that company or corporation (and the relevant person or persons shall be deemed to have power to make such an appointment if:

                    (A) an individual cannot be appointed as a director or an officer of that company or corporation without the exercise by the relevant person or persons of such power in the individual's favour; or

                    (B) an individual's appointment as a director or an officer of that company or corporation follows necessarily from the individual being a director or other officer of any of the relevant person or persons); or

             (iii) give directions with respect to the material operating and financial policies of that company or corporation which the directors or other equivalent officers of that company or corporation are obliged to comply with; or

       (b) the holding of more than one-half of the issued share capital of that company or corporation (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital);

       the "equivalent" on any date in one currency (the "first currency") of an amount denominated in another currency (the "second currency") is a reference to the amount of the first currency which could be purchased with the amount of the second currency at the spot rate of exchange quoted by the Facility Agent at or about 11.00 a.m. on such date for the purchase of the first currency with the second currency;

       the "Facility Agent", the "Security Agent", the "Arranger" or any "Bank" shall be construed so as to include its and any subsequent successors and permitted transferees in accordance with their respective interests;

       a "hedging agreement" shall be construed so as to include any agreement (including, without limitation, confirmations and transactions thereunder and any schedules to that agreement) in respect of a currency swap or interest rate swap, forward foreign exchange transaction, cap, floor or collar arrangement, forward sale or option or any other hedging or treasury transaction of any other kind whatsoever;

       a "holding company" of a company or corporation shall be construed as a reference to any company or corporation of which the first-mentioned company or corporation is a subsidiary;

       "indebtedness" shall be construed so as to include any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

       a "law" shall be  construed  as any law  (including  common or  customary law), statute, constitution, decree, judgment, treaty, regulation, directive, bye-law, order or any other legislative measure of any government, supranational, local government, statutory or regulatory body or court;

       a "member state" shall be construed as a reference to a member state of the European Union;

       a "month" is a reference to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next succeeding calendar month save that:

       (a) if any such numerically corresponding day is not a Business Day, such period shall end on the immediately succeeding Business Day to occur in that next succeeding calendar month or, if none, it shall end on the immediately preceding Business Day; and

       (b)   if  there  is  no  numerically   corresponding  day  in  that  next
             succeeding calendar month, that period shall end on the last Business Day in that next succeeding calendar month,

       (and references to "months" shall be construed accordingly);

       a Tranche B Bank's "participation", in relation to a Performance Bond, shall be construed as a reference to the rights and obligations of such Tranche B Bank in relation to such Performance Bond as are expressly set out in this Agreement;

       a "person" shall be construed as a reference to any person, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having separate legal personality) of two or more of the foregoing;

       "repay" (or any derivative form thereof) shall, subject to any contrary indication, be construed to include "prepay" (or, as the case may be, the corresponding derivative form thereof);

       a "subsidiary" of a company or corporation shall be construed as a reference to any company or corporation:

       (a) which is controlled, directly or indirectly, by the first-mentioned company or corporation;

       (b) more than half the issued share capital of which is beneficially owned, directly or indirectly, by the first-mentioned company or corporation; or

       (c) which is a subsidiary of another subsidiary of the first-mentioned company or corporation,

       and, for these purposes, a company or corporation shall be treated as being controlled by another if that other company or corporation is able to direct its affairs and/or to control the composition of its board of directors or equivalent body;

       a "successor" shall be construed so as to include a permitted assignee or successor in title of such party and any person who under the laws of its jurisdiction of incorporation or domicile has assumed the rights and obligations of such party under this Agreement or to which, under such laws, such rights and obligations have been transferred;

       "tax" shall be construed so as to include any tax, levy, impost, duty or other charge of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same);

       "VAT" shall be construed as a reference to value added tax including any similar tax which may be imposed in place thereof from time to time;

       a "wholly-owned subsidiary" of a company or corporation shall be construed as a reference to any company or corporation which has no other members except that other company or corporation and that other company's or corporation's wholly-owned subsidiaries or persons acting on behalf of that other company or corporation or its wholly-owned subsidiaries; and

       the  "winding-up",  "dissolution"  or  "administration"  of a company  or corporation shall be construed so as to include any equivalent or analogous proceedings under the law of the jurisdiction in which such company or corporation is incorporated or any jurisdiction in which such company or corporation carries on business including the seeking of liquidation, winding-up, reorganisation, dissolution, administration, arrangement, adjustment, protection or relief of debtors and, in particular, in relation to any company incorporated in Spain shall be construed so as to include: (i) the initiation by the Original Borrower of cessation of payments or bankruptcy judicial proceedings (solicitud de inicio de procedimiento judicial de suspension de pagos o quiebra); (ii) when these proceedings have not been initiated by the Original Borrower, but by a third party, the judicial resolution admitting the request for cessation of payments (providencia de admision a tramite de la solicitud de suspension de pagos) or the judicial resolution declaring the bankruptcy (auto de declaracion de quiebra).

1.3    Currency Symbols and Definitions
       (a) "EUR" and "euro" means the single currency unit of the European Union as constituted by the Treaty on European Union as referred to in EMU Legislation and "euro unit" means the currency unit of the euro as defined in EMU Legislation;

       (b) "US$" and "dollars" denote the lawful currency of the United States of America; and

       (c)   "Sterling" means the lawful currency of the United Kingdom.

1.4    Agreements and Statutes
       Any reference in this Agreement to:

       (a) this Agreement or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented; and

       (b) a statute or treaty shall be construed as a reference to such statute or treaty as the same may have been, or may from time to time be, amended or, in the case of a statute, re-enacted.

1.5    Headings
       Clause and Schedule headings are for ease of reference only.

1.6    Time
       Any reference in this Agreement to a time of day shall, unless a contrary indication appears, be a reference to London time.

1.7    Third Party Rights
       A person who is not a party to this Agreement has no right under the Contract (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

2.     THE FACILITIES

2.1    Grant of the Facilities
       (a) The Tranche A Banks grant to the Borrowers, upon the terms and subject to the conditions hereof, a euro term loan facility of up to EUR30,000,000.

       (b) The Tranche B Banks agree to continue to offer a euro denominated performance bond facility in an aggregate amount of EUR24,521,294 on the terms of the Original Performance Bond Facility as such terms are set out herein provided that if a Replacement Tranche B Bank delivers a Tranche B

             Bank Accession Memorandum to the Facility Agent in accordance with Clause 41 (Replacement Tranche B Banks) and an Existing Tranche B Bank delivers a Tranche B Resignation Request to the Facility Agent in accordance with Clause 41 (Replacement Tranche B Banks) then, on and from the date upon which a Replacement Tranche B Bank becomes a party hereto until such Existing Tranche B Bank is released by the Beneficiary from its obligations under each Performance Bond issued by it under the Original Performance Bond Facility and all of its rights hereunder are cancelled and all of its obligations hereunder are discharged, the amount of the Tranche B Facility shall be increased by the amount of such Replacement Tranche B Bank's Tranche B Commitment (as such is specified in the relevant Tranche B Bank Accession Memorandum and which is of an amount equal to that of the relevant Existing Tranche B Bank).

       (c) Each Counter Indemnified Bank agrees to comply with its obligations under each Performance Bond issued by it under the Original Performance Bond Facility.

2.2    Purpose and Application
       (a)   The Tranche A Facility is intended for:

             (i)    general corporate purposes; and

             (ii) payment or refinancing of interest, fees, costs and expenses in relation to the Facilities.

       (b) The Tranche B Facility is intended to be used in connection with the satisfaction of the Original Borrower's obligations to contribute 51 per cent. of the required performance bond obligations arising out of the award to Banda 26 of the Wireless Licence.

       Accordingly, each Borrower shall apply all amounts raised by it hereunder in or towards satisfaction of those requirements and none of the Finance Parties shall be obliged to concern themselves with such application.

2.3    Conditions Subsequent
       The Original Borrower shall provide to the Facility Agent in form and substance satifactory to the Facility Agent (acting reasonably):

       (a) within 7 Business Days from the Effective Date, confirmation in writing that the Conditions Subsequent set out in paragraphs 1, 2 and 3 of Schedule 4 (Conditions Subsequent) hereto have been complied with; and

       (b)   within 3 months from the  Effective  Date,  the documents and other
             evidence   listed  in   paragraph  4  of  Schedule  4   (Conditions
             Subsequent) hereto.

       In each case, the Facility Agent shall notify the Original Borrower and the Banks upon being so satisfied.

2.4    Banks' Obligations Several
       The obligations of each Bank are several and the failure by a Bank to perform its obligations hereunder shall not affect the obligations of an Obligor towards any other party hereto nor shall any other party be liable for the failure by such Bank to perform its obligations hereunder.

2.5    Banks' Rights Several
       The rights of each Bank are several and any debt arising hereunder at any time from an Obligor to any of the other parties hereto shall be a separate and independent debt. Each such party shall be entitled to protect and enforce its individual rights arising out of this Agreement independently of any other party (so that it shall not be necessary for any party hereto to be joined as an additional party in any proceedings for this purpose).

3.     UTILISATION OF THE TRANCHE A FACILITY

3.1    Tranche A Bank's Participation in Tranche A Advances
       Each Tranche A Bank will participate through its Facility Office in each Tranche A Advance in the proportion borne by its Available Tranche A Commitment to the Available Tranche A Facility immediately prior to the making of that Tranche A Advance.

3.2    Notification of Allocation
       The Facility Agent shall, not later than the specified time, notify each Tranche A Bank by fax or letter of the proposed length of the relevant Interest Period and, on the Quotation Date, EURIBOR applicable thereto.

4.     TRANCHE A FACILITY UTILISATION CONDITION

       The Original Borrower will be treated as having drawn down a Tranche A Advance of EUR30,000,000 on the Effective Date, but this deemed draw down shall not result in a new Interest Period commencing or in the Original Borrower being liable to make any payment under Clause 31.4 (Break Costs).

5.     INTEREST PERIODS FOR TRANCHE A ADNVANCES

5.1    Interest Periods
       The period for which a Tranche A Advance is outstanding shall be divided into successive periods each of which (other than the first, which shall begin on the date prior to the Effective Date on which the corresponding amount was drawn down under Tranche C, as defined in this Agreement prior to the Effective Date) shall start on the last day of the preceding such period.

5.2    Duration
       The duration of each Interest Period shall, save as otherwise provided herein, be one, two, three or six months, in each case as the Borrower of such Tranche A Advance may by not less than five Business Days' prior notice to the Facility Agent select or such other period as all of the Tranche A Banks may agree, provided that:

       (a) if such Borrower fails to give such notice of its selection in relation to an Interest Period, the duration of that Interest Period shall, subject to sub-clauses (b) and (c), be one month;

       (b) any Interest Period which begins during or at the same time as any other Interest Period and relates to Tranche A Advances borrowed by the same Borrower shall end at the same time as that other Interest Period; and

       (c) any Interest Period which would otherwise end during the month preceding, or extend beyond, a Term Repayment Date shall be of such duration that it shall end on that Term Repayment Date.

5.3    Consolidation of Tranche A Advances
       Subject to Clause 5.4 (Division of Tranche A Advances), if two or more Interest Periods relating to Tranche A Advances borrowed by the same Borrower end at the same time, then, on the last day of those Interest Periods, the Tranche A Advances to which they relate shall be consolidated into and treated as a single Tranche A Advance.

5.4    Division of Tranche A Advances
       The Borrower to which such Tranche A Advance is made may, by not less than five Business Days' prior notice to the Facility Agent, direct that any Tranche A Advance shall, at the beginning of any Interest Period relating thereto, be divided into (and thereafter, save as otherwise provided herein, treated in all respects as) two or more Tranche A
       Advances in such amounts (in aggregate, equalling the amount of the Tranche A Advance being so divided) as shall be specified by such Borrower in such notice, provided that such Borrower shall not be entitled to make such a direction if:

       (a) as a result of so doing there would be more than ten outstanding Tranche A Advances; or

       (b) any Tranche A Advance thereby coming into existence would be of an amount of less than EUR5,000,000.

6.     PAYMENT AND CALCULATION OF INTEREST ON TRANCHE A ADVANCES

6.1    Payment of Interest
       On the last day of each Interest Period (and, if the Interest Period of such Tranche A Advance exceeds six months, on the expiry of each period of six months during that Interest Period) the Borrower to which such Tranche A Advance has been made shall pay accrued interest on the Tranche A Advance to which such Interest Period relates.

6.2    Calculation of Interest
       The rate of interest applicable to a Tranche A Advance from time to time during an Interest Period relating thereto shall be the rate per annum which is the sum of:

       (a)   the Applicable Margin at the relevant time;

       (b)   the Mandatory Cost Rate; and

       (c)   EURIBOR.

7.     THE TRANCHE B FACILITY

7.1    The Tranche B Facility
       The Tranche B Facility is a continuation of the Original Performance Bond Facility. The rights and obligations:

       (a) of each party to the Original Performance Bond Facility Agreement shall, on and from the date of this Agreement; and

       (b) of each Replacement Tranche B Bank shall, on and from the date of receipt by the Facility Agent of a Tranche B Bank Accession Memorandum in accordance with Clause 41 (Replacement Tranche B Banks), be governed by this Agreement and each Performance Bond issued by a Tranche B Bank under the Original Performance Bond Facility or, as the case may be, to be issued by a Replacement Tranche B Bank under the Tranche B Facility shall be deemed to be subject to the terms and conditions of this Agreement.

7.2    Issue of Replacement Performance Bonds
       Subject to the provisions hereof, if:

       (a) the Original Borrower delivers a Utilisation Request to the Facility Agent (copied to the relevant Replacement Tranche B Bank and Existing Tranche B Bank) requesting that a Replacement Tranche B Bank issue a Performance Bond as a replacement for that issued by the Existing Tranche B Bank under the Original Performance Bond Facility (a "Replacement Performance Bond") no later than 20 days prior to the proposed Issue Date of such Replacement Performance Bond and, within 5 days of receipt of the Utilisation Request, the relevant Replacement Tranche B Bank and Existing Tranche B Bank have confirmed to the Facility Agent their agreement to such request; and

       (b)   on the proposed Issue Date of such Replacement Performance Bond:

             (i)    the Repeated Representations are true on and of such date;

             (ii) no Event of Default or Potential Event of Default has occurred and is continuing;

             (iii) the Existing Tranche B Bank has approached, or confirms that it will on the Issue Date approach the Beneficiary to procure the release from all of its obligations under any Performance Bond issued by it in the Beneficiary's favour; and

             (iv) the amount of such Replacement Performance Bond is of an amount equal to that of the Performance Bond issued by the relevant Existing

                    Tranche B Bank and in any event is not greater than such Replacement Tranche B Bank's Tranche B Commitment.

                    Then:

       (c)   the  Facility   Agent  shall  prepare  an  execution  copy  of  the
             Replacement Performance Bond substantially in the form of the relevant Performance Bond it is intended to replace; and

       (d) on the proposed Issue Date, the Replacement Tranche B Bank shall execute its execution copy of the Replacement Performance Bond in the form prepared by the Facility Agent.

7.3    Counter Indemnity Provider as Replacement Tranche B Bank
       If the Counter Indemnity Provider becomes a Replacement Tranche B Bank hereunder, the amount of the Replacement Performance Bond to be issued by it shall be reduced to take into account any amount the Counter Indemnity Provider has paid to the relevant Existing Tranche B Bank under Clause 10 (Counter Indemnity Provider's Liability in relation to Performance Bonds) prior to the Issue Date of such Replacement Performance Bond.

7.4    Failure to Perform
       Neither the Facility Agent nor any Tranche B Bank shall be liable for the failure of any, or (as the case may be) any other, Tranche B Bank to fulfil its obligations under a Performance Bond nor shall the Original Borrower be released from its obligations towards the remaining Tranche B Banks in case of such failure.

7.5    Prior Enquiry
       (a) Neither the Facility Agent nor any Tranche B Bank need, before issuing a Replacement Performance Bond hereunder, make any enquiry or otherwise concern themselves whether any event has occurred which would, according to the terms hereof, discharge any Tranche B Bank from its obligations to issue or enter into such a Replacement Performance Bond.

       (b) The Original Borrower shall not have any right to resist any claim under Clause 9 (Original Borrower's Liabilities in relation to Performance Bonds) or otherwise on the grounds that any event had occurred which would, according to the terms of the Original Performance Bond Facility Agreement, discharge a Tranche B Bank from its obligations to issue or enter into such a Performance Bond, before the issue of or entry into of such a Performance Bond.

7.6    Issue of Performance Bonds
       The Original Borrower and each Replacement Tranche B Bank hereby authorises the Facility Agent to issue Replacement Performance Bonds pursuant to this Clause 7 by completing the Issue Date and delivering such Replacement Performance Bond to the Registry on behalf of the Beneficiary on the Issue Date relating thereto.

7.7    Performance Bond Commission

       (a) Save as otherwise provided in sub-clause (b), the Original Borrower shall pay to the Facility Agent for the account of each Tranche B Bank (for distribution in respect of each Bank's Performance Bonds) a performance bond commission at the Commission Rate on the maximum actual and contingent liabilities of each Tranche B Bank under each Performance Bond issued by it, other than where such Tranche B Bank has the benefit of a counter indemnity issued to it by a Counter Indemnity Provider pursuant to Clause 10 (Counter Indemnity Provider's Liabilities in Relation to Performance Bonds) where such performance bond commission shall be for the account of such Counter Indemnity Provider. Such performance bond commission shall be paid in arrear in respect of each successive period of three months (or such shorter period as shall end on the Expiry Date) which ends during the Term of each Performance Bond, the first such payment hereunder to be made on 10 April 2001.

       (b) If J.P. Morgan Europe Limited or, as the case may be, any affiliate of the Arranger (in either case, "J.P. Morgan"), becomes a Replacement Tranche B Bank hereunder in accordance with Clause 41 (Replacement Tranche B Banks) in replacement for Barclays Bank, S.A. and issues a Replacement Performance Bond in accordance with the terms hereof, on and from the date that such Replacement Performance Bond is issued, performance bond commission shall no longer be payable to Barclays Bank, S.A. under sub-clause (a) and Clause 7.8 (Collateralised Performance Bonds) but shall be payable to J.P. Morgan in respect of the Replacement Performance Bond issued by it hereunder.

7.8    Collateralised Performance Bonds
       In the event that the whole or any part of the liabilities of a Tranche B Bank under a Performance Bond are secured by the provision of Cash Collateral in the circumstances contemplated by Clause 14.2 (Cancellation or Prepayment of Performance Bonds), Clause 15 (Mandatory Prepayment) or Clause 20 (Illegality), the Commission Rate applicable to the amount of such liabilities which have been so secured shall be the rate of 0.45 per cent. per annum.

8.     NOTIFICATION

8.1    Performance Bonds
       Not later than 10 days prior to the Issue Date of any Replacement Performance Bond, the Facility Agent shall notify the relevant Replacement Tranche B Bank of the proposed amount of the Replacement Performance Bond to be issued by it in accordance with Clause 7.2 (Issue of Replacement Performance Bonds).

9.     ORIGINAL BORROWER'S LIABILITIES IN RELATION TO PERFORMANCE BONDS

9.1    Demands under Performance Bonds
       If, at any time, a demand for payment (the amount so demanded being referred to as an "Amount Demanded") is made by the Beneficiary or by the Registry on behalf of the Beneficiary under a Performance Bond on any party thereto, such party shall notify the Facility Agent and:

       (a)   the Facility Agent shall:

             (i) notify the Original Borrower and each of the Tranche B Banks of such demand;

             (ii) make demand of the Original Borrower under Clause 9.2 (Original Borrower's Indemnity to Tranche B Banks) for an amount equal to such Amount Demanded; and

             (iii) (at the same time as making a demand on the Original Borrower pursuant to paragraph (ii) above) make demand of each Tranche B Bank for an amount equal to its Envelope 2 Proportion or, as the case may be, Envelope 3 Proportion of such Amount Demanded;

       (b) the Original Borrower and each Tranche B Bank shall, forthwith upon receipt by it of the demand made by the Facility Agent of it under sub-clause (a) (and in any event no later than 11.00 a.m. on the third Business Day following receipt of demand), pay to the Facility Agent, in the currency in which such Amount Demanded is denominated, in the case of the Original Borrower, the Amount Demanded and, in the case of each Tranche B Bank, its Envelope 2 Proportion or, as the case may be, Envelope 3 Proportion of the Amount Demanded; and

       (c) upon receipt of all or any of the Amount Demanded pursuant to sub-clause (a), the Facility Agent shall pay such amount, in the currency in which such Amount Demanded is denominated, to the Registry on behalf of the Beneficiary in accordance with the terms of the relevant Performance Bond.

9.2    Original Borrower's Indemnity to Tranche B Banks
       In addition to any other rights the Original Borrower grants to any party hereunder, the Original Borrower hereby agrees to pay to the Facility Agent for the account of the Tranche B Banks from time to time on its demand an amount equal to each amount demanded of and paid out by all or any of the Tranche B Banks or the Facility Agent on their behalf under a Performance Bond pursuant to Clause 9.1 (Demands under Performance Bonds) in the currency in which such Amount Demanded is denominated and hereby undertakes irrevocably and unconditionally to indemnify and hold harmless the Facility Agent and each of the Tranche B Banks on demand by the Facility Agent on behalf of itself and/or any Tranche B Bank from and against each and every sum paid by any such Tranche B Bank to the Beneficiary under a Performance Bond or to a Tranche B Bank in relation thereto and against all liabilities, costs (including, without limitation, any costs incurred in funding any amount which falls due from any Tranche B Bank under such Performance Bond or hereunder in connection with such Performance Bond), losses, damages and expenses which the Facility Agent and the Tranche B Banks or any of them, acting in good faith, may at any time incur or sustain as a result of the issue of such Performance Bond.

9.3    Payment to Tranche B Banks
       Any amount received by the Facility Agent from the Original Borrower for the account of the Tranche B Banks pursuant to Clause 9.2 (Original Borrower's Indemnity to Tranche B Banks) as a result of a payment made pursuant to Clause 9.1 (Demands under Performance Bonds) shall be divided amongst the Tranche B Banks in the same proportion that each Tranche B Bank's Envelope 2 Proportion or, as the case may be, Envelope 3 Proportion bears to the amount so received provided that any Tranche B Bank which has not made payment in full of the amount payable by it pursuant to Clause 9.1 (Demands under Performance Bonds) shall only participate in such division to the extent of the payment made by it.

9.4    Right to make payments
       Each of the Tranche B Banks and the Facility Agent on their behalf shall at all times be entitled to make any payment under a Performance Bond in respect of which a request or demand has been made and not withdrawn by the Beneficiary or by the Registry on behalf of the Beneficiary in accordance with the relevant Performance Bond without further investigation or enquiry, need not concern themselves or itself with the propriety of any claim made or purported to be made under and in the manner required by the terms of such Performance Bond and shall be entitled to assume that any person expressed in such Performance Bond as being entitled to make demands or receive payments thereunder is so entitled; accordingly, it shall not be a defence to any demand made of the Original Borrower hereunder, nor shall any of the obligations of the Original Borrower hereunder be impaired by the fact (if it be the case), that the Tranche B Banks were or might have been justified in refusing payment, in whole or in part, of the amounts so claimed.

9.5    No Discharge
       Neither the obligations of the Original Borrower set out in this Clause 9 nor the rights, powers and remedies conferred on any Tranche B Bank by this Agreement or by law shall be discharged, impaired or otherwise affected by any act, event or omission which, but for this Clause 9.5, might operate to discharge, impair or otherwise affect any of the obligations of the Original Borrower set out in this Clause 9 or any of the rights, powers or remedies conferred upon any Tranche B Bank by this Agreement or by law.

9.6    Settlement Conditional
       Any settlement or discharge between the Original Borrower and a Tranche B Bank shall be conditional upon no security or payment to such Tranche B Bank by the Original Borrower, or any other person on behalf of the Original Borrower being avoided or reduced by virtue of any laws relating to bankruptcy, insolvency, liquidation or similar laws of general application and, if any such security or payment is so avoided or reduced, such Tranche B Bank shall be entitled to recover the value or amount of such security or payment from the Original Borrower subsequently as if such settlement or discharge had not occurred.

9.7    Certificate of amounts paid
       A certificate of the Facility Agent as to the amount paid out by any of the Tranche B Banks under a Performance Bond shall, save for manifest error, be conclusive and binding upon the Original Borrower for the purposes of this Agreement and prima facie evidence in any legal action or proceedings arising in connection herewith.

10.    COUNTER INDEMNITY PROVIDER'S LIABILITIES IN RELATION TO PERFORMANCE BONDS

10.1   Counter Indemnity Provider's Indemnity to Counter Indemnified Banks
       The Counter Indemnity Provider hereby agrees to pay to each Counter Indemnified Bank from time to time on its demand an amount equal to each amount demanded (an "Amount Demanded") of and paid out by each such Counter Indemnified Bank under a Performance Bond issued by it under the Original Performance Bond Facility in the currency in which such Amount Demanded is denominated and hereby undertakes irrevocably and unconditionally to indemnify and hold harmless each Counter Indemnified Bank from and against each and every sum paid by any such Counter Indemnified Bank to the Beneficiary under a Performance Bond in relation thereto and against all liabilities, costs (including, without limitation, any costs incurred in funding any amount which falls due from any such Counter Indemnified Bank under any Performance Bond issued by it or hereunder in connection with such Performance Bond), losses, damages and expenses which any such Counter Indemnified Bank, acting in good faith, may at any time incur or sustain as a result of the issue of such Performance Bond.

10.2   Right to make payments
       Any Counter Indemnified Bank shall at all times be entitled to make any payment under a Performance Bond issued by it in respect of which a request or demand has been made and not withdrawn by the Registry on behalf of the Beneficiary in accordance with the relevant Performance Bond without further investigation or enquiry, need not concern themselves or itself with the propriety of any claim made or purported to be made under and in the manner required by the terms of such Performance Bond and shall be entitled to assume that any person expressed in such Performance Bond as being entitled to make demands or receive payments thereunder is so entitled; accordingly, it shall not be a defence to any demand made of the Counter Indemnity Provider hereunder, nor shall any of the obligations of the Counter Indemnity Provider hereunder be impaired by the fact (if it be the case), that such Counter Indemnified Bank was or might have been justified in refusing payment, in whole or in part, of the amounts so claimed.

10.3   No Discharge
       Neither the obligations of the Counter Indemnity Provider set out in this Clause 10 nor the rights, powers and remedies conferred on any Counter Indemnified Bank by this Agreement or by law shall be discharged, impaired or otherwise affected by any act, event or omission which, but for this Clause 10.3, might operate to discharge, impair or otherwise affect any of the obligations of the Counter Indemnity Provider set out in this Clause 10 or any of the rights, powers or remedies conferred upon any Counter Indemnified Bank by this Agreement or by law.

10.4   Settlement Conditional
       Any settlement or discharge between the Counter Indemnity Provider and a Counter Indemnified Bank shall be conditional upon no security or payment to such Counter Indemnified Bank by the Counter Indemnity Provider, or any other person on behalf of the Counter Indemnity Provider, being avoided or reduced by virtue of any laws relating to bankruptcy, insolvency, liquidation or similar laws of general application and, if any such security or payment is so avoided or reduced, such Counter Indemnified Bank shall be entitled to recover the value or amount of such security or payment from the Counter Indemnity Provider subsequently as if such settlement or discharge had not occurred.

10.5   Certificate of amounts paid
       A certificate of the Facility Agent as to the amount paid out by any Counter Indemnified Bank under a Performance Bond shall, save for manifest error, be conclusive and binding upon the Counter Indemnity Provider for the purposes of this Agreement and prima facie evidence in any legal action or proceedings arising in connection herewith.

10.6   Cancellation of Counter Indemnity
       The counter indemnity given by the Counter Indemnity Provider to any Counter Indemnified Bank pursuant to this Clause 10 shall be automatically cancelled on the date upon which such Counter Indemnified Bank transfers its rights, benefits and obligations to a Replacement Tranche B Bank in accordance with Clause 38.3 (Assignments and Transfers by Banks) and obtains a release from the Beneficiary of all Performance Bonds issued by it under the Original Performance Bond Facility or, if later, on the effective date of such transfer and release.

11.    MARKET DISRUPTION AND ALTERNATIVE INTEREST RATES

11.1   Market Disruption

       If, in relation to any Tranche A Advance:

       (a) EURIBOR is to be determined by reference to Reference Banks and at or about the time at which the rate is to be determined on the Quotation Date for the relevant Interest Period none or only one of the Reference Banks supplies a rate for the purpose of determining EURIBOR for the relevant Interest Period; or

       (b) before the close of business in London on the Quotation Date for the relevant Interest Period the Facility Agent has been notified by a Tranche A Bank or each of a group of Tranche A Banks to whom in aggregate fifty per cent. or more of such Tranche A Advance is owed (or, in the case of an undrawn Tranche A Advance which, if made, would be owed) that the cost to it of obtaining matching deposits in the relevant interbank market would be in excess of EURIBOR, then, the Facility Agent shall notify the relevant Borrower and the Tranche A Banks of such event and, notwithstanding anything to the contrary in this Agreement, Clause 11.2 (Substitute Interest Period and Interest Rate) shall apply to such Tranche A Advance (if it is a Tranche A Advance which is already outstanding). If sub-clause (a) or (b) applies to a proposed Tranche A Advance, such Tranche A Advance shall not be made.

11.2   Substitute Interest Period and Interest Rate
       If sub-clause 11.1(a) of Clause 11.1 (Market Disruption) applies to a Tranche A Advance, the duration of the relevant Interest Period shall be one month or, if less, such that it shall end on the next succeeding Term Repayment Date. If either sub-clause 11.1(a) or 11.1(b) of Clause 11.1 (Market Disruption) applies to a Tranche A Advance the rate of interest applicable to each Tranche A Bank's portion of such Tranche A Advance during the relevant Interest Period shall (subject to any agreement reached pursuant to Clause 11.3 (Alternative Rate)) be the rate per annum which is the sum of:

       (a)   the Applicable Margin at such time;

       (b)   the Mandatory Cost Rate in respect thereof at such time; and

       (c) the rate per annum notified to the Facility Agent by such Tranche A Bank before the last day of such Interest Period to be that which expresses as a percentage rate per annum the cost to such Tranche A Bank of funding from whatever sources it may select (acting reasonably) its portion of such Tranche A Advance or Unpaid Sum during such Interest Period.

11.3   Alternative Rate
       If either of those events mentioned in sub-clauses 11.1(a) and 11.1(b) of Clause 11.1 (Market Disruption) occurs in relation to a Tranche A Advance, then if the Facility Agent or the Original Borrower so requires, the Facility Agent and the Original Borrower shall enter into negotiations with a view to agreeing a substitute basis:

       (a) for determining the rates of interest from time to time applicable to the Tranche A Advances; and/or

       (b) upon which the Tranche A Advances may be maintained (whether in euros or some other currency), thereafter and any such substitute basis that is agreed shall take effect in accordance with its terms and be binding on each party hereto, provided that the Facility Agent may not agree any such substitute basis for any Tranche A Bank without the prior consent of such Tranche A Bank.

12.    NOTIFICATION

12.1   Interest Rate Determination
       The Facility Agent shall not later than the specified time notify each Tranche A Bank of each determination of EURIBOR and shall promptly notify the relevant Borrower of such determination and shall promptly notify the relevant Borrower and the Tranche A Banks of each determination of the Mandatory Cost Rate.

12.2   Changes to Tranche A Advances or Interest Rates
       The Facility Agent shall promptly notify the relevant Borrower and the Tranche A Banks of any change to:

       (a)   the proposed length of an Interest Period; or

       (b) any interest rate occasioned by the operation of Clause 11 (Market Disruption and Alternative Interest Rates).

13.    REPAYMENT OF THE TRANCHE A FACILITY

13.1   Tranche A Repayment Instalments
       The Original Borrower shall procure (and each Borrower which has drawn a Tranche A Advance shall repay its share of the Tranche A Loan in order to ensure) that the Tranche A Loan is repaid in instalments on each Term Repayment Date set out in the table below.

       Term Repayment Date             Percentage of Tranche A Loan to be repaid

       31 December 2004                                      6%
       31 March 2005                                         4%
       30 June 2005                                          4%
       30 September 2005                                     4%
       31 December 2005                                      4%
       31 March 2006                                      6.25%
       30 June 2006                                       6.25%
       30 September 2006                                  6.25%
       31 December 2006                                   6.25%
       31 March 2007                                      8.25%
       30 June 2007                                       8.25%
       30 September 2007                                  8.25%
       31 December 2007                                   8.25%
       31 March 2008                                        10%
       30 June 2008                                         10%

13.2   Selection of Tranche A Advances
       If, in relation to a Term Repayment Date, the aggregate amount of the Tranche A Advances exceeds the amount of the Tranche A Loan to be repaid, the Original Borrower may, by not less than five Business Days' prior notice to the Facility Agent, select which of those Tranche A Advances will be wholly or partially repaid, provided that:

       (a) the Original Borrower may not make any such selection if, as a result, more than one such Tranche A Advance would fall to be partially repaid; and

       (b) if the Original Borrower fails to give such notice, the Facility Agent shall select the Tranche A Advances to be wholly or partially repaid.

14.    CANCELLATION AND PREPAYMENT

14.1   Prepayment of the Tranche A Advances
       The Borrower to which a Tranche A Advance has been made may, if it has given to the Facility Agent not less than 10 days prior written notice to that effect, prepay without premium or penalty the whole or any part of any Tranche A Advance (being a minimum amount of EUR1,000,000 or an integral multiple of EUR500,000 or the balance of the Tranche A Loan, if less) provided that (a) the Original Borrower cash collateralises a pro rata amount of the Performance Bonds and (b) the Original Borrower can demonstrate to the satisfaction of the Banks that the Borrower Group Business Plan remains fully funded (unless the relevant Borrower is prepaying all of the Tranche A Loan, in which case, no Bank consent is required). Any prepayment of the Tranche A Loan shall satisfy pro tanto the obligations under Clause 13 (Repayment of the Tranche A Facility) in inverse chronological order.

14.2   Cancellation or Prepayment of Performance Bonds
       The Original Borrower may give the Facility Agent not less than five Business Days prior written notice of its intention to procure (to the satisfaction of the Facility Agent) that a Tranche B Bank's actual and contingent liabilities under a Performance Bond be reduced to zero or that such liabilities be secured by providing Cash Collateral in an amount equal to the amount of such Performance Bond. Any such cancellation or prepayment so notified shall take effect upon the Facility Agent confirming (such confirmation to be given promptly) to the Original Borrower that it is satisfied that the Tranche B Banks' actual and contingent liabilities under such Performance Bond have been reduced to zero or that the necessary amount of Cash Collateral has been received. Such cancellation or prepayment shall be without premium or penalty. Any such cancellation or prepayment must be pro rata in respect of all Envelope 2 Performance Bonds or, as the case may be, Envelope 3 Performance Bonds.

14.3   Notice of Cancellation or Prepayment
       Any notice of cancellation or prepayment given by a Borrower pursuant to this Clause 14 (Cancellation or Prepayment) shall be irrevocable, shall specify the date upon which such cancellation or prepayment is to be made and the amount of such cancellation or prepayment and, in the case of a notice of prepayment, shall oblige the relevant Borrower to make such prepayment on such date.

14.4   Repayment of a Tranche A Bank's Share of the Tranche A Loan
       If:

       (a) any sum payable to any Tranche A Bank by an Obligor is required to be increased pursuant to Clause 17.1 (Tax Gross-up); or

       (b)   any  Tranche  A  Bank  claims  indemnification  from  the  Original
             Borrower   under   Clause 17.2   (Tax   Indemnity)  or  Clause 19.2
             (Increased Costs Claims),

       the Original Borrower may, whilst such circumstance continues, give the Facility Agent at least 10 days' notice (which notice shall be irrevocable) of its intention to procure the repayment of such Tranche A Bank's share of the Tranche A Loan. On the last day of each current Interest Period each Borrower to which a Tranche A Advance has been made shall repay such Bank's portion of the Tranche A Advance to which such Interest Period relates. Any repayment of a Tranche A Advance shall reduce rateably the remaining obligations under Clause 13.1 (Tranche A Repayment Instalments).

15.    MANDATORY PREPAYMENT

15.1   Change of Control
       (a) The Parent shall, promptly upon it becoming aware that a change of control has occurred, or will or is reasonably likely to occur, give written notice thereof to the Banks (through the Facility Agent).

       (b)   Any notice delivered by the Parent pursuant to sub-clause (a) shall
             (i) specify whether the Borrowers, are either to (A) prepay the outstanding Tranche A Advances and (B) cancel each outstanding Performance Bond and the Tranche B Facility upon such change of control; or (ii) request the relevant Banks to continue to make the relevant Facility available.

       (c) If the Parent makes a request pursuant to sub-clause (b)(ii), each Tranche A Bank or, in the case of the Tranche B Facility, each Tranche B Bank shall, following consultation with the other Tranche A Banks or, in the case of the Tranche B Facility, the other Tranche B Banks, notify the Parent and the Original Borrower (through the Facility Agent) whether (i) it requires prepayment of its portion of the outstanding Tranche A Advances or, as the case may be, cancellation or prepayment of each of its outstanding Performance Bonds; or (ii) it is prepared to continue to allow the outstanding Tranche A Advances or, as the case may be, Performance Bonds, to remain outstanding and to make the relevant Facility available to the Borrowers and, if so, on what terms.

       (d) The Banks shall (through the Facility Agent) notify the Parent and the Original Borrower pursuant to sub-clause (c) by no later than the earlier of (i) the date falling 45 days after the Parent has given notice pursuant to sub-clause (a), and (ii) the date falling 14 days after such change of control occurs.

       (e)   If pursuant to sub-clause (b) the Parent gives notice of:

             (i) the prepayment of the outstanding Tranche A Advances the Borrowers shall prepay all outstanding Tranche A Advances; and

             (ii) the cancellation of the outstanding Performance Bonds and the Tranche B Facility, the Original Borrower shall procure to the satisfaction of the Facility Agent that the Tranche B Banks' actual and contingent liabilities under each Performance Bond are reduced to zero or that such liabilities be secured by providing Cash Collateral in an amount equal to the amount of each such Performance Bond.

       (f)   If pursuant to sub-clause (d):

             (i) any Tranche A Bank gives notice that it requires prepayment of its portion of the outstanding Tranche A Advances, then the Borrowers shall prepay such Bank's share of the outstanding Tranche A Advances; or

             (ii) any Tranche B Bank gives notice that it requires cancellation or prepayment of each of its outstanding Performance Bonds, then the Original Borrower shall cancel, cash collateralise or prepay each of such Tranche B Bank's outstanding Performance Bonds in the manner contemplated by sub-clause (e)(ii), upon the later of (A) the  occurrence of such change of control and
             (B) 14 days after delivery of such notice by such Bank.

       (g) If the Original Borrower ceases to be a wholly-owned subsidiary of the Parent, then the Borrowers shall:

             (i)    immediately prepay all outstanding Tranche A Advances; and

             (ii) immediately cancel or prepay each outstanding Performance Bond in the manner contemplated by sub-clause (e)(ii),

             (together with all accrued interest or, as applicable, Performance Bond Commission thereon and any other sum then due from the Borrowers hereunder).

15.2   Insurance Proceeds
       The Original Borrower shall apply an amount equal to 100 per cent. of the proceeds of any insurance claims (to the extent that such proceeds are not to be reinvested in the Business or applied for the purposes of reinstatement) within 90 days of receipt in prepayment pro-rata of the Tranche A Loan and cash collateralisation of the Tranche B Facility. Any prepayment so made shall be subject to the provisions of Clause 31.4

       (Break Costs) and shall promptly be applied in prepayment in accordance with Clause 15.7 (Application of Prepayments).

15.3   Excess Cash Flow
       With respect to each Financial Year, commencing with the Financial Year ending on 31 December 2005, the Original Borrower shall on the fifth Business Day immediately succeeding the date on which the financial statements for such Financial Year are delivered by the Original Borrower pursuant to the provisions of Clause 23.1 (Annual Statements) or should have been delivered in accordance with the provisions thereof, pay 75 per cent. of Excess Cash Flow into the English Secured Cash Account and shall, on the next Interest Payment Date, apply such amount in prepayment of the Tranche A Loan if the ratio of Total Senior Debt to Annualised Adjusted EBITDA, as determined on the last day of the most recent Financial Quarter is greater than or equal to 3.0:1.0 and, if such ratio is less than 3.0:1.0, 50 per cent. of such Excess Cash Flow shall be so applied. Any prepayment so made shall be subject to the provisions of Clause 31.4 (Break Costs) and shall promptly be applied in prepayment in accordance with Clause 15.7 (Application of Prepayments).

15.4   Asset Disposals
       (a) The Parent shall apply an amount equal to 50 per cent. of (i) the Net Cash Proceeds of any disposal of CCS by the Group and (ii) the Net Cash Proceeds of any disposal of Jazztel Portugal by the Group (including a disposal of its assets or clients) pro-rata in prepayment of the Tranche A Loan and cash collateralisation of the Tranche B Facility. Any prepayment so made shall be subject to the provisions of Clause 31.4 (Break Costs) and shall promptly be applied in prepayment in accordance with Clause 15.7 (Application of Prepayments). The Parent may retain 10 per cent. of the Net Cash Proceeds of any disposal referred to in this sub-clause (a) provided that such amount together with any amounts raised and retained by the Parent from any issue of equity shall not exceed in aggregate EUR12,500,000. The Parent shall apply the remaining 40 per cent. of the Net Cash Proceeds pursuant to Clause 16 (Raising of Equity by the Group and Further Capitalisation of the Borrower Group).

       (b) The Parent, or the Original Borrower, as the case may be, shall apply an amount equal to 50 per cent. of the Net Cash Proceeds of any disposal, lease or transfer of any non-financial asset of any member of the Group other than if such disposal was to another member of the Group (excluding Banda 26 from the Group for these purposes) if such sale was for consideration over and above EUR1,000,000 in any Financial Year in prepayment pro-rata of the Tranche A Loan and cash collateralisation of the Tranche B Facility provided that such prepayment shall not be required in respect of amounts received pursuant to the sale or transfer, howsoever described, of information technology machinery or assets made pursuant to any information technology outsourcing contract entered into by any member of the Borrower Group. Any prepayment so made shall be subject to the provisions of Clause 31.4

             (Break Costs) and shall promptly be applied in prepayment in accordance with Clause 15.7 (Application of Prepayments).

15.5   Spectrum Fee Reimbursement
       The Original Borrower shall apply an amount equal to 50 per cent. of the Spectrum Fee Reimbursement amounts paid to Banda 26 in prepayment pro-rata of the Tranche A Loan and cash collateralisation of the Tranche B Facility. Any prepayment so made shall be subject to the provisions of Clause 31.4 (Break Costs) and shall promptly be applied in prepayment in accordance with Clause 15.7 (Application of Prepayments).

15.6   Indebtedness for Borrowed Money
       The Parent shall apply an amount equal to 100 per cent. of any Indebtedness for Borrowed Money raised by it after deducting all reasonable costs incurred by it in connection with raising such Indebtedness for Borrowed Money (except for (a) the Convertible Bonds and
       (b) non cash shareholder or noteholder debt which is non-cash interest paying provided that such debt is subordinated to the Facilities on terms satisfactory to the Facility Agent, acting reasonably) in prepayment pro-rata of the Tranche A Loan and cash collateralisation of the Tranche B Facility. Any prepayment so made shall be subject to the provisions of Clause 31.4 (Break Costs) and shall promptly be applied in prepayment in accordance with Clause 15.7 (Application of Prepayments).

15.7   Application of Prepayments
       Any prepayment made under Clause 15.2 (Insurance Proceeds) to 15.6 (Indebtedness for Borrowed Money) shall be applied on the first day of the following Interest Period pro-rata (a) in repayment of the Tranche A Loan and (b) in prepayment of the Borrowers' obligations under each outstanding Performance Bond by providing Cash Collateral in an amount equal to any such insurance claim proceeds, Excess Cash Flow, Net Cash Proceeds, Indebtedness for Borrowed Money or Spectrum Fee Reimbursement, as the case may be. Any prepayment of the Tranche A Loan shall satisfy the remaining obligations under Clause 13.1 (Tranche A Repayment Instalments) in inverse chronological order. Any subsequent Cash Collateral released on the cancellation of the Performance Bonds issued under the Tranche B Facility, shall be used to prepay the Tranche A Loan.

15.8   31 March 2004
       To the extent that, as at 31 March 2004, Tranche B Outstandings continue to exist under any Performance Bond, the Original Borrower shall procure to the satisfaction of the Facility Agent that on or before 31 March 2004 such Tranche B Outstandings are secured by providing Cash Collateral in an amount equal to the amount of such Tranche B Outstandings.

16. RAISING OF EQUITY BY THE GROUP AND FURTHER CAPITALISATION OF THE BORROWER GROUP

16.1   Raising of Equity by the Group
       100 per  cent.  of any  amounts  raised  following  any  capital  raising exercise, other than amounts up to a maximum of EUR 250,000 in any Financial Year paid pursuant to the exercise of warrants or options, if received by any member of the Group other than a member of the Borrower Group shall be made available to the Borrower Group by way of subscription and disbursement of shares in the Original Borrower or pledged Subordinated Shareholder/Participatory Loans to the Original Borrower in order to finance the Business provided that the Parent shall be entitled to retain in aggregate up to a maximum amount of EUR12,500,000 of the amounts raised from any such capital raising exercise provided further that such amount together with any amounts retained by the Parent pursuant to Clause 15.4 (Asset Disposals) shall not exceed EUR12,500,000 in aggregate.

16.2   Further Capitalisation of the Borrower Group
       The balance of any  proceeds  received  under  Clauses  15.3 (Excess Cash
       Flow) to 15.5 (Spectrum Fee Reimbursement) not otherwise required to be mandatorily prepaid pursuant to Clauses 15.3 (Excess Cash Flow) to 15.5 (Spectrum Fee Reimbursement) shall, if received by any member of the Group, other than a member of the Borrower Group be made available to the Borrower Group by way of subscription and disbursement of shares in the Original Borrower or pledged Subordinated Shareholder/Participatory Loans to the Original Borrower in order to finance the Business provided that pursuant to sub-clause 15.4(a) 10 per cent. of the proceeds from any sale of Jazztel Portugal and CCS may be retained by the Parent provided further that such amount together with any amounts raised and retained by the Parent from any capital raising exercise referred to in Clause 16.1 (Raising of Equity by the Group) and Clause 15.4 (Asset Disposals) shall not exceed EUR12,500,000 in aggregate.

17.    TAXES

17.1   Tax Gross-up
       All payments to be made by an Obligor to any Finance Party hereunder shall be made free and clear of and without deduction for or on account of any tax, unless such Obligor is required to make such a payment subject to the deduction or withholding of any tax. If the tax in respect of which such deduction or withholding is required to be made is a
       Relevant Tax the sum payable by such Obligor shall be increased to the extent necessary to ensure that such Finance Party receives a sum net of any deduction or withholding equal to the sum which it would have received had no such deduction or withholding been made or required to be made provided that (a) the Finance Party is a Qualifying Bank and (b) the Original Borrower has, prior to any such gross-up being made, received a residency certificate from the competent tax authorities in the jurisdiction of residence of such Finance Party evidencing its status as tax resident in such jurisdiction.

17.2   Tax Indemnity
       Without prejudice to Clause 17.1 (Tax Gross-up), if any Finance Party is required to make any payment of or on account of any Relevant Tax on or calculated by reference to any sum received or receivable hereunder (including any sum deemed for purposes of such tax to be received or receivable by such Finance Party whether or not actually received or receivable) or if any liability in respect of any such payment is imposed, levied or assessed against any Finance Party, the Original Borrower shall, upon demand of the Facility Agent, promptly indemnify the Finance Party which suffers a loss or liability as a result against such payment or liability, together with (save insofar as it is attributable to the default of such Finance Party) any interest, penalties, costs and expenses payable or incurred in connection therewith, provided that (a) the Finance Party duly evidences such loss within 60 days of having knowledge of it and (b) this Clause 17.2 shall not apply to:

       (i) any tax imposed on and calculated by reference to the net income of such Finance Party including any sum deemed for purposes of tax to be received or receivable by such Finance Party by the jurisdiction in which such Finance Party is incorporated or from which such Finance Party is engaged in or carrying on business; or

       (ii) any tax imposed on and calculated by reference to the net income of the Facility Office of such Finance Party including any sum deemed for purposes of tax to be received or receivable by such Finance Party by the jurisdiction in which its Facility Office is located.

17.3   Finance Parties' Tax Status Confirmation
       (a) Each Finance Party confirms in favour of the Facility Agent (on the date hereof or, in the case of a Finance Party which becomes a party hereto pursuant to a transfer or assignment, on the date on which the relevant transfer or assignment becomes effective) that either:

             (i) it is not resident for tax purposes in the United Kingdom and is beneficially entitled to its share of the Tranche A Loan, the interest thereon and/or any other amounts payable by an Obligor hereunder; or

             (ii) it is a Bank as defined for the purposes of Section 349 of the Income and Corporation Taxes Act 1988 and is beneficially entitled to its share of the Tranche A Loan, the interest thereon and/or any other amounts payable by an Obligor hereunder, and each Finance Party shall promptly notify the Facility Agent if there is any change in its position from that set out above.

       (b)   If:

             (i) otherwise than as a result of the introduction of, change in, or change in the interpretation, administration or application of, any law or regulation or any practice or concession of the Spanish tax authorities occurring after the date of this Agreement any Finance Party is not or ceases to be a Qualifying Bank or any Finance Party is in breach of sub-clause (a) or its confirmation under that sub-clause is incorrect; and

             (ii) as a result an Obligor is required to deduct or withhold a Relevant Tax in respect of payments of interest or other amounts to be made by such Obligor to any Finance Party under any Finance Document or would otherwise have been required to make an indemnity payment or a greater indemnity payment under Clauses 17.1 (Tax Gross-up) or 17.2 (Tax Indemnity), then such Obligor shall (as the case may be) not be liable to pay under Clause 17.1 (Tax Gross-up) in respect of any such payment of interest or other amounts any amount in excess of the amount it would have been obliged to pay if any Finance Party were a Qualifying Bank, nor shall it be liable to make an indemnity payment or a greater indemnity payment under Clauses 17.1 (Tax Gross-up) or 17.2 (Tax Indemnity) than would have been required if the aforesaid Finance Party had been or had not ceased to be a Qualifying Bank provided that this sub-clause (b) shall not apply, and such Obligor shall be obliged to comply with its obligations under Clauses 17.1 (Tax Gross-up) or 17.2 (Tax Indemnity) if on or after the date hereof:

       (a) there shall have been any change in, or in the official interpretation or application of, any relevant law or the practice of the Spanish revenue authority (or, in the case of a Treaty Bank, any competent Government entity in the country in which it is resident for the purpose of the relevant double taxation treaty, as confirmed in writing by such competent Government entity) and as a result thereof the Finance Party is not or ceases to be a Qualifying Bank; or

       (b) any of the Finance Parties referred to in this sub-clause (b) has transferred its Facility Office in respect of (1) the Tranche A Facility (if it is a Tranche A Bank) outside the European Union or the United States of America; or (2) the Tranche B Facility (if it is a Tranche B Bank) outside Spain or a Qualifying State, or has become (1) a Tranche A Bank hereunder with a Facility Office outside the European Union or the United States of America in respect of the Tranche A Facility; or (2) a Tranche B Bank hereunder with a Facility office outside Spain or a Qualifying State in respect of the Tranche B Facility, in each case, with the prior written consent of the Original Borrower.

       (c) A person intending to make a claim pursuant to Clauses 17.1 (Tax Gross-up) or 17.2 (Tax Indemnity) shall, promptly after such person becomes aware of the circumstances giving rise to such claim and the amount of such claim, deliver to the Original Borrower through the Facility Agent a certificate to that effect specifying the amount of such claim and setting out in reasonable detail the basis of computation of such claim, provided that nothing shall require such person to disclose any confidential information relating to the organisation of its affairs.

       (d) If at any time after the date of this Agreement any Finance Party is aware that it is not or will cease to be a Qualifying Bank (for whatever reason), it shall promptly notify the Original Borrower.

       (e) A Treaty Bank will as soon as reasonably practicable after it becomes a party hereto and every six months thereafter (or as required by Spanish law in order to maintain the validity of the relevant claim form) submit such claim to the appropriate authorities and/or (if requested by any Obligor) to such Obligor (together with such forms, papers, other documents and/or evidence as necessary) as may be required for the Obligors to make payment of interest to such Treaty Bank on its Tranche A Advances free of withholding or deduction on account of Spanish tax. No Obligor will be liable to pay any additional amount under Clause 17.1 (Tax Gross-up) in respect of the withholding or deduction on account of Spanish income tax from any such interest unless such claim has been submitted in accordance with this sub-clause (e) or the proviso to sub-clause (b) applies.

18.    TAX RECEIPTS

18.1   Notification of Requirement to Deduct Tax
       If, at any time, an Obligor is required by law to make any deduction or withholding from any sum payable by it hereunder (or if thereafter there is any change in the rates at which or the manner in which such deductions or withholdings are calculated), such Obligor shall promptly notify the Facility Agent.

18.2   Evidence of Payment of Tax
       If an Obligor makes any payment hereunder in respect of which it is required to make any deduction or withholding, it shall pay the full amount required to be deducted or withheld to the relevant taxation or other authority within the time allowed for such payment under applicable law and shall deliver to the Facility Agent for each Bank, within thirty days after it has made such payment to the applicable authority, an original receipt (or a certified copy thereof) issued by such authority evidencing the payment to such authority of all amounts so required to be deducted or withheld in respect of that Bank's share of such payment if any, failing which, it shall deliver other appropriate evidence of payment.

18.3   Tax Credit Payment
       If an additional payment is made under Clause 17 (Taxes) by an Obligor for the benefit of any Finance Party and such Finance Party, in its sole discretion, determines that it has obtained and used a credit against, a relief or remission for, or repayment of, any tax, then, if and to the extent that such Finance Party, in its sole opinion, determines that such credit, relief, remission or repayment is in respect of or calculated with reference to the additional payment made pursuant to Clause 17 (Taxes), it can do so without prejudice to the retention of the amount of such credit, relief, remission or repayment, such Finance Party shall pay (within a reasonable period) to such Obligor such amount as such Finance Party shall, in its sole opinion, determine to be the amount which will leave such Finance Party (after such payment) in no worse after-tax position than it would have been in had the additional payment in question not been required to be made by such Obligor.

18.4   Tax and Other Affairs
       No provision of this Agreement shall interfere with the right of any Finance Party to arrange its tax or any other affairs in whatever manner it thinks fit, oblige any Finance Party to claim any credit, relief, remission or repayment in respect of any payment under Clause 17 (Taxes) in priority to any other credit, relief, remission or repayment available to it nor oblige any Finance Party to disclose any information relating to its tax or other affairs or any computations in respect thereof.

19.    INCREASED COSTS

19.1   Increased Costs
       If, after the date of this Agreement, by reason of (a) any change in law or in its official interpretation or administration and/or (b) compliance with any request or requirement relating to the maintenance of capital or any other request from or requirement of any central bank or other fiscal, monetary or other banking supervisory authority:

       (i) a Bank or any holding company of such Bank is unable to obtain the rate of return on its capital which it would have been able to obtain but for such Bank's entering into or assuming or maintaining a commitment or performing its obligations under this Agreement and/or in the case of a Tranche B Bank, any Performance Bond;

       (ii) a Bank or any holding company of such Bank incurs a cost as a result of such Bank's entering into or assuming or maintaining a commitment or performing its obligations under this Agreement and/or in the case of a Tranche B Bank, any Performance Bond; or

       (iii) there is any increase in the cost to:

             (A) a Tranche A Bank or any holding company of such Tranche A Bank of funding or maintaining such Bank's share of the Tranche A Advances or any Unpaid Sum; or

             (B) a Tranche B Bank or any holding company of such Tranche B Bank participating in, or making a payment under, any Performance Bond,

       then the Original Borrower shall, from time to time on demand of the Facility Agent, promptly pay to the Facility Agent for the account of that Bank amounts sufficient to indemnify that Bank or to enable that Bank to indemnify its holding company from and against, as the case may be, (1) such reduction in the rate of return of capital, (2) such cost or
       (3) such increased cost.

19.2   Increased Costs Claims
       A Bank intending to make a claim pursuant to Clause 19.1 (Increased Costs) shall, promptly after such Bank becomes aware of the circumstances giving rise to such claim, notify the Facility Agent of the event giving rise to such claim, whereupon the Facility Agent shall notify the Original Borrower thereof and deliver to the Original Borrower a certificate specifying the amount of such claims and setting out in reasonable detail the basis of the computation thereof.

19.3   Exclusions
       Notwithstanding the foregoing provisions of this Clause 19, no Bank shall be entitled to make any claim under this Clause 19 in respect of:

       (a) any cost, increased cost or liability as referred to in Clause 19.1 (Increased Costs) to the extent the same is compensated by the Mandatory Cost Rate;

       (b)   any cost, increased cost or liability in respect of tax; or

       (c) any cost, increased cost or liability as referred to in Clause 19.1 (Increased Costs) which results from the implementation, as contemplated on the signing of this Agreement, of the matters set out in the July 1988 report of the Basle Committee on Banking Regulations and Supervisory Practices entitled "International Convergence of Capital Measurement and Capital Standards" (the "Basle Paper"), the Directive of the Council of the European Communities on a Solvency Ratio for Credit Institutions (89/647/EEC of 18 December 1989 as amended) and/or the Directive of the Council of the European Communities on Own Funds of Credit institutions (89/299/EEC of 17 April 1989 as amended) or any other Directive of the European Union in force at the date of this Agreement unless it results from any change (including, for the avoidance of doubt any change proposed in the June 1998 proposal paper relating to the Basle Paper) after the signing of this Agreement in, or in the official interpretation or application of, such matters or Directives as contemplated on the signing of this Agreement.

20.    ILLEGALITY

       If, at any time, it becomes unlawful in any applicable jurisdiction for:

       (a) a Tranche A Bank to make, fund or allow to remain outstanding all or part of its share of the Tranche A Advances; or

       (b) a Tranche B Bank to participate in any of its obligations under the Tranche B Facility or participate in the issue of or allow to remain outstanding any or all of its liabilities under a Performance Bond,

       then that Bank shall, promptly after becoming aware of the same, deliver to the Original Borrower through the Facility Agent a notice to that effect and:

       (i) such Tranche A Bank shall not thereafter be obliged to participate in the making of any Tranche A Advances and the amount of its Available Tranche

             A Commitment shall be immediately reduced to zero or, as the case may be, such Tranche B Bank shall not thereafter be obliged to participate in any Performance Bond or issue any Performance Bond; and

       (ii)  if:
             (A) the Facility Agent on behalf of such Tranche A Bank so requires, the Original Borrower shall procure that each Borrower which has drawn a Tranche A Advance shall on such date as the Facility Agent shall have specified to be necessary to comply with the relevant law, repay such Tranche A Bank's share of any outstanding Tranche A Advances together with accrued interest thereon and all other amounts owing to such Tranche A Bank hereunder and any repayment of Tranche A Advances so made shall reduce rateably the remaining obligations under Clause 13.1 (Tranche A Repayment Instalments); or

             (B) a Performance Bond has been issued by a Tranche B Bank and if the Facility Agent on behalf of such Tranche B Bank so requires, the Original Borrower shall ensure on such date as the Facility Agent shall have specified to be necessary to comply with the relevant law, that the liabilities of such Tranche B Bank under or in respect of any such Performance Bond are reduced to zero or otherwise secured by providing Cash Collateral in an amount equal to the amount of such Tranche B Bank's Outstandings under any such Performance Bond and the Original Borrower shall pay to such Tranche B Bank all fees and commissions which have been earned by and which have accrued to such Tranche B Bank together with any other amounts due to such Bank hereunder, at such time.

21.    MITIGATION

       If, in respect of any Bank, circumstances arise which would or would upon the giving of notice result in:

       (a) an increase in any sum payable to it or for its account pursuant to Clause 17.1 (Tax Gross-up);

       (b) a claim for indemnification pursuant to Clause 17.2 (Tax Indemnity) or Clause 19.1 (Increased Costs); or

       (c) (as applicable) the reduction of its Available Tranche A Commitment to zero or any repayment to be made pursuant to Clause 20 (Illegality),

       then, without in any way limiting, reducing or otherwise qualifying the rights of such Bank or the obligations of the Obligors under any of the Clauses referred to in sub-clauses (a), (b) and (c), such Bank shall promptly upon becoming aware of such circumstances notify the Facility Agent (whereupon the Facility Agent shall notify the Original Borrower) thereof and, in consultation with the Facility Agent and the Original Borrower and to the extent that it can do so lawfully and without prejudice to its own position, take all reasonable steps (including a change of location of its Facility Office or the transfer of its rights, benefits and obligations hereunder to another financial institution acceptable to the Original Borrower and willing to participate in the Facility) to mitigate the effects of such circumstances, provided that such Bank shall be under no obligation to take any such action if, in the reasonable opinion of such Bank, to do so would have any adverse effect upon its business, operations or financial condition (other than any minor costs and expenses of an administrative nature).

22.    REPRESENTATIONS

       Each Original Obligor makes the representations and warranties set out in Clause 22.1 (Status) to Clause 22.24 (Intellectual Property). The Original Obligors acknowledge that the Finance Parties have entered into this Agreement in reliance on those representations and warranties. Those representations and warranties are made and, in the case of representations repeated pursuant to Clause 22.25 (Repetition of Representations), will be repeated subject to the qualifications contained in the legal opinions referred to in paragraphs 7, 8 and 9 of
       Schedule 2 (Conditions Precedent) of the Amendment Agreement or, where applicable, paragraphs 7 and 8 of Schedule 10 (Additional Conditions Precedent).

22.1   Status
       It is a corporation duly organised under the laws of its jurisdiction of incorporation.

22.2   Governing Law and Judgments
       In any proceedings taken in its jurisdiction of incorporation in relation to the Finance Documents, the choice of English law as the governing law of the Finance Documents and any judgment obtained in England will be recognised and enforced.

22.3   Binding Obligations
       The obligations expressed to be assumed by it in the Finance Documents are legal and valid obligations binding on it and enforceable against it in accordance with the terms thereof.

22.4   Execution of the Finance Documents
       Its execution of the Finance Documents and its exercise of its rights and performance of its obligations thereunder do not and will not:

       (a) conflict in any material respect with any agreement, mortgage, bond or other instrument or treaty to which it is a party or which is binding upon it or any of its assets;

       (b)   conflict with its constitutive documents; or

       (c)   conflict with any applicable law.

       It has the power to enter into the Finance Documents and all corporate and other action required to authorise the execution of the Finance Documents and the performance of its obligations thereunder has been duly taken.

22.5   No Material Proceedings
       No action or administrative proceeding of or before any court or agency which is reasonably likely to have a Material Adverse Effect has been started or, as far as it is aware, threatened against it.

22.6   Audited Financial Statements
       The most recent audited financial statements (consolidated in the case of the Parent and the Borrower Group (but excluding Banda 26 for the Financial Year ended 31 December 2001)) of the Parent, the Borrower Group and (on an unconsolidated basis) of each of the Original Borrower, Adatel and Banda 26:

       (a) were prepared in accordance with US GAAP in respect of the Parent and the Borrower Group;

       (b) were prepared in accordance with Spanish GAAP in respect of each of the Original Borrower, Adatel and Banda 26;

       (c) disclose all liabilities (contingent or otherwise) and all unrealised or anticipated losses of such Obligor or, as the case may be, any member of the Group or, as the case may be, the Borrower Group; and

       (d) save as disclosed therein, give a true and fair view of the financial condition and operations of such Obligor or, as the case may be, the Group or, as the case may be, the Borrower Group during the relevant Financial Year.

22.7   No Material Adverse Change
       Since the date as at which its most recent audited financial statements (consolidated, if appropriate, in the case of the Parent and the Borrower Group (excluding Banda 26) were stated to be prepared, there has been no material adverse change which is reasonably likely to have a Material Adverse Effect.

22.8   Validity and Admissibility in Evidence
       All acts, conditions and things required to be done, fulfilled and performed in order (a) to enable it lawfully to enter into, exercise its rights under and perform and comply with the obligations expressed to be assumed by it in the Finance Documents, (b) to ensure that the obligations expressed to be assumed by it in the Finance Documents are legal, valid, binding and enforceable and (c) to make the Finance Documents admissible in evidence in its jurisdiction of incorporation have been done, fulfilled and performed.

22.9   Claims Pari Passu
       Under the laws of its jurisdiction of incorporation in force at the date hereof, the claims of the Finance Parties against it under the Finance Documents will rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors save those whose claims are preferred solely by any bankruptcy, insolvency, liquidation or other similar laws of general application.

22.10  No Filing or Stamp Taxes
       Save as disclosed, under the laws of its jurisdiction of incorporation in force at the date hereof, it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other authority in such jurisdiction or that any stamp, registration or similar tax be paid on or in relation to the Finance Documents.

22.11  No Deduction or Withholding
       Save as disclosed, under the laws of its jurisdiction of incorporation in force at the date hereof, it will not be required to make any deduction or withholding from any payment it may make hereunder.

22.12  No Winding-up
       No Obligor or Material Subsidiary has taken any corporate action nor have any other steps been taken or legal proceedings been started or (as far as it is aware) threatened against any such member of the Group for its winding-up, dissolution, administration or re-organisation (whether by voluntary arrangement, scheme of arrangement or otherwise) or for the appointment of a receiver, administrator, administrative receiver, conservator, custodian, trustee or similar officer of it or all or a material part of its assets or revenues provided that the negotiation of, execution of or performance by any party of its rights or obligations under the Restructuring Agreement (including the proceedings taken in connection with the Scheme in the English Courts and under Section 304 of the US Bankruptcy Code in the United States) and consummation of the transactions contemplated thereby leading to the Financial Restructuring shall be exempted from this Clause 22.12.

22.13  No Insolvency
       No Obligor or Material Subsidiary is unable to pay its debts as they fall due, has commenced negotiations with any of its creditors with a view to the general readjustment or rescheduling of its indebtedness or has made a general assignment for the benefit of or a composition with its creditors provided that the negotiation of, execution of or performance by any party of its rights or obligations under the Restructuring Agreement (including the proceedings taken in connection with the Scheme in the English Courts and under Section 304 of the US Bankruptcy Code in the United States) and consummation of the transactions contemplated thereby leading to the Financial Restructuring shall be exempted from this Clause 22.13).

22.14  No Material Defaults
       No Obligor or Material Subsidiary is in breach of or in default under any agreement to which it is a party or which is binding on it or any of its assets to an extent or in a manner which is reasonably likely to have a Material Adverse Effect.

22.15  Environmental Compliance
       Each Obligor and Material Subsidiary has duly performed and observed in all material respects all Environmental Law, Environmental Permits and all other material covenants, conditions, restrictions or agreements concerned with any contamination, pollution or waste or the release or discharge of any toxic or hazardous substance in connection with any real property which is owned, leased or occupied by any member of the Borrower Group or on which any member of the Borrower Group has conducted any activity where failure to do so is reasonably likely to have a Material Adverse Effect.

22.16  Environmental Claims
       No  Environmental  Claim  has been  commenced  or as far as the  Original
       Borrower is aware is threatened against any Obligor or Material Subsidiary where such claim is reasonably likely, if determined against such Obligor or Material Subsidiary, to have a Material Adverse Effect.

22.17  Encumbrances
       Save for Permitted Encumbrances, no Encumbrance exists over all or any of the present or future revenues or assets of any member of the Borrower Group.

22.18  Ownership of the Original Borrower
       The Original Borrower is a wholly-owned subsidiary of the Parent.

22.19  Necessary Authorisations
       Except as disclosed in Schedule 16 (Disclosures Relating to Necessary Authorisations and Licences), the Necessary Authorisations required from time to time by it or, as the case may be, by Banda 26 are in full force and effect, except to the extent that it is unnecessary for them to have been obtained at the time this representation is made or repeated, and it or, as the case may be, Banda 26 is in compliance with the material provisions thereof or, as applicable, has been released from such compliance provisions and, so far as it is aware, none of the Necessary Authorisations are the subject of any pending or threatened proceedings or revocation.

22.20  Licence
       Except as disclosed in Schedule 16 (Disclosures Relating to Necessary Authorisations and Licences), the Original Borrower or, as the case may be, Banda 26 has (a) at all times complied with the Licences and if it has not complied with the Licence granted to it, such non-compliance is not reasonably likely to have a Material Adverse Effect and (b) obtained and maintained in full force and effect all other licences (if any) required in order to conduct the Business and the Banda 26 Business and, if it has not obtained and maintained such licences such failure to obtain and maintain is not reasonably likely to have a Material Adverse Effect and there are no facts or circumstances entitling such other licences to be revoked, suspended, amended, varied, withdrawn or not renewed save where such revocation, suspension, amendment, variation, withdrawal or failure to renew is not reasonably likely to have a Material Adverse Effect.

22.21  Bank Materials
       The factual information contained in the Bank Materials is true, complete and accurate in all material respects and the financial projections contained therein have been prepared on the basis of recent historical information and on the basis of reasonable assumptions.

22.22  Borrower Group Business Plan
       The factual information contained in the relevant Borrower Group Business Plan is true, complete and accurate in all material respects, the financial projections contained therein have been prepared on the basis of recent historical information and on the basis of reasonable assumptions and nothing has occurred since the date it was delivered to the Facility Agent pursuant to Clause 23.9 (Borrower Group Business Plan) or been omitted that renders the information contained in the relevant Borrower Group Business Plan untrue or misleading in any material respect.

22.23  Dormant Subsidiaries
       Mediterranea and Movilweb are Dormant Subsidiaries of the Original Borrower.

22.24  Intellectual Property
       Except as secured by the Mortgage over Intellectual Property, no Obligor owns any Intellectual Property of any commercial value to any third party.

22.25  Repetition of Representations
       The Repeated Representations shall be deemed to be repeated by each relevant Obligor by reference to the facts and circumstances then existing (including any matters contained in the annual revisions of the Borrower Group Business Plan) on the date of each Utilisation Request, on each date on which a Tranche A Advance is or is to be made or Performance Bond issued, on the first day of each Interest Period and on each date on which a company becomes (or it is proposed that a company becomes) an Additional Obligor assuming, in relation to any deemed repetition of the representation contained in sub-clause 22.4(a) of Clause 22.4 (Execution of the Finance Documents), that the words "in any material respect" are deleted from the first line of such sub-clause and the words "and such conflict is reasonably likely to have a Material Adverse Effect" are added to the end of such sub-clause.

23.    FINANCIAL INFORMATION

23.1   Annual Statements
       (a) The Parent shall as soon as the same become available, but in any event within 120 days after the end of each of its Financial Years, deliver to the Facility Agent in sufficient copies for the Banks, the consolidated financial statements of the Group for such Financial Year.

       (b) The Original Borrower shall as soon as the same become available, but in any event within 150 days after the end of each of its Financial Years deliver to the Facility Agent in sufficient copies for the Banks its financial statements for such Financial Year (and, if the Original Borrower then has subsidiaries, the consolidated financial statements of the Borrower Group (including Banda 26) for such Financial Year).

       (c)   Each set of financial  statements  delivered pursuant to sub-clause
             (a) or sub-clause (b) shall have been audited by an internationally recognised firm of independent auditors licensed to practise in its jurisdiction of incorporation and shall be accompanied by a written analysis prepared by the Original

             Borrower comparing the performance of the Borrower Group to the projections and forecasts set out in the Borrower Group Business Plan.

23.2   Quarterly Statements
       The Original Borrower shall as soon as the same become available, but in any event within 40 days after the end of each Financial Quarter, deliver to the Facility Agent in sufficient copies for the Banks the consolidated financial statements of the Borrower Group (including Banda 26) for such Financial Quarter (including details of the direct subscriber revenues, indirect subscriber revenues and carrier and sale of capacity revenues generated during such financial quarter). In the event that Banda 26 shall not have been consolidated into the financial statements of the Borrower Group for such Financial Quarter, the Original Borrower shall, at the same time as it delivers its quarterly statements, deliver the unconsolidated financial statements of Banda 26 for such Financial Quarter to the Facility Agent in sufficient copies for the Banks.

23.3   Monthly Management Statements
       The Original Borrower shall as soon as the same become available, but in any event within 35 days after the end of each calendar month, deliver to the Facility Agent in sufficient copies for the Banks the consolidated financial statements of the Borrower Group for such period (including details of the direct subscriber revenues, indirect subscriber revenues and carrier and sale of capacity revenues generated during such period). In the event that Banda 26 shall not have been consolidated into the financial statements of the Borrower Group for such period, the Original Borrower shall, at the same time as it delivers its monthly management statements, deliver the unconsolidated financial statements of Banda 26 for such period to the Facility Agent in sufficient copies for the Banks.

23.4   Cash Balances and English Secured Cash Account Minimum Balances
       The Original Borrower shall as soon as the same become available, but in any event within 10 Business Days after the end of each calendar month, deliver to the Facility Agent in sufficient copies for the Banks a Compliance Certificate confirming the cash balances in the Cash Accounts, the Spanish Secured Cash Accounts and the English Secured Cash Account and confirming that the requirement of Clause 24.1(c) (Minimum Credit Balance of the English Secured Cash Account) for that month has been complied with.

23.5   Requirements as to Financial Statements
       The Parent, the Original Borrower and, if relevant, Banda 26 shall ensure that each set of financial statements delivered by it pursuant to this Clause 23 is certified by an Authorised Signatory of the Parent, the Original Borrower or, if relevant, Banda 26 as giving a true and fair view of or, as the case may be, as fairly representing its financial condition (a) in the case of the Parent, the consolidated financial condition of the Group, as at the end of the period to which those financial statements relate and of the results of the Group's operations during such period, (b) in the case of the Original Borrower, the consolidated financial condition of the Borrower Group as at the end of the period to which those financial statements relate and of the results of the Borrower

       Group's operations during such period and (c) in the case of Banda 26, its unconsolidated financial condition as at the end of the period to which those financial statements relate and of the results of its operations during such period.

23.6   Compliance Certificates
       The Original Borrower shall ensure that each set of its financial statements delivered pursuant to Clause 23.1 (Annual Statements), its quarterly statements delivered pursuant to Clause 23.2 (Quarterly Statements) and the monthly confirmation of cash balances delivered pursuant to Clause 23.4 (Cash Balances and English Secured Cash Account Minimum Balances) is accompanied by the relevant Compliance Certificate signed by two Directors of the Original Borrower provided that the Compliance Certificate to be delivered pursuant to Clause 23.4 (Cash Balances and English Secured Cash Account Minimum Balances), if not delivered together with the Original Borrower's annual or quarterly financial statements, shall only confirm compliance with Clause 23.4 (Cash Balances and English Secured Cash Account Minimum Balances).

23.7   Information in respect of the Licences
       The Original Borrower shall (a) promptly, after receipt or despatch of the same, deliver to the Facility Agent copies of all correspondence with the CMT or the Beneficiary relating to any breach of any Licence and (b) within 15 days of receipt of such review, deliver to the Facility Agent a summary prepared by the Original Borrower of any review carried out by the CMT or the Beneficiary in respect of the Original Borrower's compliance with the terms of the Type B1 Licence and Banda 26's compliance with the terms of the Wireless Licence save to the extent that the Original Borrower is subject to an obligation of confidentiality in relation to such correspondence, information or review or such correspondence, information or review is not disclosable as a result of any legal or regulatory requirement (including, without limitation, the terms of the Licences).

23.8   Other Financial Information
       Each Obligor shall from time to time on the request of the Facility Agent, furnish the Facility Agent with such information about the business and financial condition of the Group as the Facility Agent may reasonably require except information which is confidential in relation to third parties, is reasonably regarded by such Obligor as confidential or is not disclosable as a result of any legal or regulatory requirement.

23.9   Borrower Group Business Plan
       The Original Borrower shall, 30 days prior to the commencement of each of its Financial Years, deliver to the Facility Agent in sufficient copies for the Banks, the Borrower Group Business Plan.

23.10  Accounting Policies
       Each Obligor shall ensure that each set of financial statements delivered pursuant to this Clause 23 is prepared using accounting policies, practices, procedures and reference period consistent with those applied in the preparation of the Original Financial Statements unless, in relation to any such set of financial statements, the relevant Obligor notifies the Facility Agent that there have been one or more changes in any such accounting policies, practices, procedures or reference period and the auditors of such Obligor provide:

       (a) a description of the changes and the adjustments which would be required to be made to those financial statements in order to cause them to use the accounting policies, practices, procedures and reference period upon which the Original Financial Statements were prepared; and

       (b) sufficient information, in such detail and format as may be reasonably required by the Facility Agent, to enable the Banks to make an accurate comparison between the financial position indicated by those financial statements and the Original Financial Statements, and any reference in this Agreement to those financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Original Financial Statements were prepared.

24.    FINANCIAL CONDITION

24.1   Financial Condition
       The Original Borrower shall ensure that the financial condition of the Borrower Group shall be such that:

       (a) Minimum Annualised Direct Access Revenue: On the last day of each Financial Quarter which ends on each of the dates specified below, the Annualised Direct Access Revenue is not less than the amount specified below opposite such date.

                     Financial Quarter          Minimum Annualised Direct Access
                          Ending                     Revenue (EUR Million)

                     30 September 2002                        46
                     31 December 2002                         49.5
                     31 March 2003                            52.5
                     30 June 2003                             55
                     30 September 2003                        56.5
                     31 December 2003                         59
                     31 March 2004                            62
                     30 June 2004                             64.5
                     30 September 2004                        66
                     31 December 2004                         68.5
                     31 March 2005                            71.5
                     30 June 2005                             74
                     30 September 2005                        77.5
                     31 December 2005                         81
                     31 March 2006                            84.5


                     Financial Quarter          Minimum Annualised Direct Access
                          Ending                     Revenue (EUR Million)

                     30 June 2006                             88
                     30 September 2006                        91.5
                     31 December 2006                         95
                     31 March 2007                           100
                     30 June 2007                            105
                     30 September 2007                       110
                     31 December 2007                        115
                     31 March 2008                           120
                     30 June 2008                            125


       (b) Minimum Annualised Adjusted EBITDA: On the last day of each Financial Quarter which ends on each of the dates specified below, Annualised Adjusted EBITDA is not less than the amount specified below opposite such date.

                     Financial Quarter          Minimum Annualised
                          Ending                 Adjusted EBITDA
                                                  (EUR Million)

                     30 September 2002              minus 44
                     31 December 2002               minus 35
                     31 March 2003                  minus 25
                     30 June 2003                   minus 15
                     30 September 2003               minus 9
                     31 December 2003                minus 3.5
                     31 March 2004                         3.5
                     30 June 2004                          8
                     30 September 2004                    10
                     31 December 2004                     15
                     31 March 2005                        20
                     30 June 2005                         23
                     30 September 2005                    25
                     31 December 2005                     27.5
                     31 March 2006                        31
                     30 June 2006                         34
                     30 September 2006                    37
                     31 December 2006                     40
                     31 March 2007                        42.5
                     30 June 2007                         45
                     30 September 2007                    47.5
                     31 December 2007                     50
                     31 March 2008                        54

                     Financial Quarter          Minimum Annualised
                          Ending                 Adjusted EBITDA
                                                  (EUR Million)

                     30 June 2008                         57.5


       (c) Minimum Credit Balance of the English Secured Cash Account: On the last day of each month which ends on each of the dates specified below, subject to sub-clauses (i) (VAT Refund), (ii) (Permitted Withdrawals) and (iii) (Resetting of Minimum Credit Balance), the credit balance of the English Secured Cash Account is not less than the amount specified below opposite such date and from the first day of the following month until the last day of the following month is not less than the credit balance specified below in respect of the last day of such following month.

                      Period Ending                 Minimum Credit Balance
                                                        (EUR Million)

                     30 November 2002                         27
                     31 December 2002                         22
                     31 January 2003                          19
                     28 February 2003                         17
                     31 March 2003                            15
                     30 April 2003                            15
                     31 May 2003                              20
                     30 June 2003                             36
                     31 July 2003                             33
                     31 August 2003                           30
                     30 September 2003                        27
                     31 October 2003                          24.5
                     30 November 2003                         22.5
                     31 December 2003                         20.5
                     31 January 2004                          18
                     29 February 2004                         16
                     31 March 2004                            14
                     30 April 2004                            12.5
                     31 May 2004                              11.5
                     30 June 2004                             10
                     31 July 2004                              8.5
                     31 August 2004                            7.5
                     30 September 2004                         6
                     31 October 2004                           6
                     30 November 2004                          6
                     31 December 2004                          4.2
                     31 January 2005                           4.2

                      Period Ending                 Minimum Credit Balance
                                                        (EUR Million)

                     28 February 2005                          4.2
                     31 March 2005                             3
                     30 April 2005                             3
                     31 May 2005                               3
                     30 June 2005                              1.8
                     31 July 2005                              1.8
                     31 August 2005                            1.8
                     30 September 2005                         0.6
                     31 October 2005                           0.6
                     30 November 2005                          0.6
                     31 December 2005 and  thereafter          0



             (i) VAT Refund: If the VAT Refund has not been paid to the Borrower Group and credited to the English Secured Cash Account by 31 May 2003 the minimum credit balance to be maintained in the English Secured Cash Account will be adjusted as set out in (A) and (B) below.

                    (A) The minimum credit balance for each of the months of May 2003 to July 2003 inclusive shall be reduced by the expected amount of such VAT Refund (as confirmed by the Chief Financial Officer of the Original Borrower, subject to a maximum reduction of EUR7,700,000 in respect of each such month's minimum credit balance) provided that the Chief Financial Officer notifies the Facility Agent in writing as soon as it becomes aware of a delay in payment beyond 31 May 2003 (such notification to be no later than 31 May
                          2003) that a delay in payment of the VAT Refund is expected but that the VAT Refund is expected to be paid by the relevant authorities no later than 31 July 2003.

                    (B) If the VAT Refund is subsequently not received by the Borrower Group and credited to the English Secured Cash Account by 31 July 2003, the minimum credit balance required to be maintained for the months ending 31 August 2003 and 30 September 2003 shall be reduced by the amount of the expected VAT Refund due provided that the Original Borrower shall send to the Facility Agent notification of the further delay as soon as practical after it becomes aware of such a delay together with a tax opinion (from a firm acceptable to the Facility Agent, acting reasonably) that such tax adviser is not aware of any reason why the VAT Refund should not be made by the relevant authorities to a party in the Borrower Group within a specified period of time and specifying the expected amount of such a VAT Refund. The minimum credit balance required to be maintained in the English Secured Cash Account shall then be reduced by such certified amount subject to a maximum reduction of EUR7,700,000 in respect of each month up to and including 30 September 2003. On payment of the VAT Refund, the minimum credit balance to be maintained in the English Secured Cash Account shall on receipt of such payment revert to the required minimum credit balance set out in the table showing the required monthly minimum credit balances above.

             (ii) Permitted Withdrawals: In addition to the adjustments contained in sub-clause (i) (VAT Refund), the Original Borrower shall in any 12 month period commencing 31 May 2003 up to and including August 2004 be entitled to withdraw amounts from the English Secured Cash Account, up to three times, causing the minimum credit balance required to be maintained in such account to be breached provided that at all times the minimum credit balance in such account shall not be less than the required minimum credit balance to be maintained in such account in respect of the following month (the "Permitted Excess Amount") provided further that it shall not, at any time, be entitled to withdraw the Permitted Excess Amount in consecutive months.

             (iii) Resetting of Minimum Credit Balance: In the event that either or each of the VAT Refund and the Banda 26 Licence Cash Collateral is released prior to 1 May 2003 in the case of the VAT Refund and prior to 1 June 2003 in the case of the Banda 26 Licence Cash Collateral, the minimum credit balance to be maintained in the English Secured Cash Account in respect of the month of receipt of that payment and all subsequent months until 31 May 2003 and 30 June 2003, respectively, shall be increased by the amount received in respect of each or either of them as at the month (or months) in which such amount is credited into the English Secured Cash Account. In the event that part only of the VAT Refund or Banda 26 Licence Cash Collateral is paid at any one time and subsequent payments are made in respect thereof, on each occasion where any payments of amounts made in connection therewith are credited to the English Secured Cash Account the minimum credit balance to be kept in the account shall be reset in respect of the month of receipt of such payment and all subsequent months until 31 May 2003 and 30 June 2003 by an increase of the minimum credit balance equivalent to the amount credited to the English Secured Cash Account.

       (d) Minimum Number of Provisioned DSL Customers: On the last day of each Financial Quarter which ends on each of the dates specified below, the number of Provisioned DSL Customers shall not be less than the amount specified below opposite such date.

                     Financial Quarter              Provisioned DSL Customers
                          Ending
                     30 September 2002                          120
                     31 December 2002                           215
                     31 March 2003                              330
                     30 June 2003                               470
                     30 September 2003                          615
                     31 December 2003                           730
                     31 March 2004                              885
                     30 June 2004                             1,040
                     30 September 2004                        1,190
                     31 December 2004                         1,340
                     31 March 2005                            1,480
                     30 June 2005                             1,620
                     30 September 2005                        1,760
                     31 December 2005                         1,900
                     31 March 2006                            2,043
                     30 June 2006                             2,186
                     30 September 2006                        2,329
                     31 December 2006                         2,470
                     31 March 2007                            2,610
                     30 June 2007                             2,750
                     30 September 2007                        2,890
                     31 December 2007                         3,030
                     31 March 2008                            3,168
                     30 June 2008                             3,306



24.2   Financial Definitions
       In Clause 24.1 (Financial Condition) the following terms have the following meanings:

       "Adjusted EBITDA" means EBITDA (which, for the avoidance of doubt, shall include scheduled payments under the Iberdrola Agreement and the RENFE Agreement) after deducting (i) all costs incurred in connection with the cancellation of agreements with RENFE; (ii) all extraordinary non-cash items including write-offs; (iii) costs incurred up to a maximum amount of EUR1,700,000 per annum in respect of the Financial Year ending 31 December 2002 and the Financial Year ending 31 December 2003 in connection with long term, asset related restructuring costs; and (iv) all costs associated with the employee share option scheme of the Parent.

       "Annualised Adjusted EBITDA" means, on any date of determination, Adjusted EBITDA calculated for the two previous Financial Quarters, multiplied by two.

       "Annualised Direct Access Revenue" means, on any date of determination, Direct Access Revenues in respect of the two previous Financial Quarters, multiplied by two.

       "Direct Access Revenues" means revenues derived from customers who have a site which is directly or through wireless local loop, xDSL or other direct access technology connected (including leased lines) to the Original Borrower's local access network excluding, for the avoidance of doubt, carrier's carrier revenues, access revenues derived from customers that use and will use entirely third party owned access technology and dial-up internet revenues and re-selling ADSL revenues.

       "EBITDA" means Consolidated Profits Before Interest and Tax and before deduction of any amount attributable to the amortisation of intangible assets and depreciation of tangible assets.

       "local access" means own or long-term leased fibre used for the purposes of the metropolitan area network.

       "Provisioned DSL Customers" means sites that are physically connected to the Original Borrower's network through a copper pair network owned by Telefonica, S.A. or any third party using DSL technology.

24.3   Accounting Terms
       All accounting expressions shall, to the extent that they are not otherwise defined herein, be construed in accordance with US GAAP.

24.4   Financial Testing
       The covenants set out in Clause 24 (Financial Condition) shall be tested by reference to each of the financial statements and/or each Compliance Certificate delivered pursuant to Clause 23 (Financial Information).

25.    POSITIVE COVENANTS

25.1   Covenants relating to each Obligor
       (a)   Maintenance of Legal Validity
             Each Obligor shall obtain, comply with the terms of and do all that is necessary to maintain in full force and effect all authorisations, approvals, licences and consents required in or by the laws of its jurisdiction of incorporation to enable it lawfully to enter into and perform its obligations under the Finance Documents and to ensure (subject to the qualifications set out in the legal opinions referred to in paragraphs 7, 8 and 9 of Schedule 2 (Conditions Precedent) of the Amendment Agreement or, where applicable, paragraphs 7 and 8 of Schedule 10 (Additional Conditions Precedent)) the legality, validity, enforceability or admissibility in evidence in its jurisdiction of incorporation of the Finance Documents.

       (b)   Claims Pari Passu
             Under the laws of its jurisdiction of incorporation, each Obligor shall ensure that at all times the claims of the Finance Parties against it under the Finance Documents rank at least pari passu with the claims of all its unsecured and unsubordinated creditors save those whose claims are preferred by any bankruptcy, insolvency, liquidation or other similar laws of general application.

       (c)   Approvals, Licences, Consents, etc.
             Each Obligor shall obtain as and when required, comply in all material respects with the terms of and do all that is necessary to maintain in full force and effect the Necessary Authorisations and all other authorisations, approvals, licences and consents required in or by the laws and regulations of its relevant jurisdiction to enable it lawfully to enter into and perform its obligations under the Finance Documents to which it is a party or to ensure (subject to the qualifications set out in the legal opinions referred to in paragraphs 7, 8 and 9 of Schedule 2 (Conditions Precedent) of the Amendment Agreement) or, where applicable, paragraphs 7 and 8 of
             Schedule 10 (Additional Conditions Precedent)) the legality, validity, enforceability and admissibility in evidence, in its relevant jurisdiction, of the Finance Documents to which it is a party.

       (d)   Filing of Tax Returns
             Each Obligor shall file or cause to be filed all tax returns required to be filed in all jurisdictions in which it is situated or carry on business or otherwise subject to pay tax and will promptly pay all taxes (including any applicable stamp duty payable in relation to the Finance Documents) which are due and payable on such returns or any assessment made against it except to the extent contested in good faith.

25.2   Covenants   relating  to  the   Original   Borrower   and  the   Material
       Subsidiaries:

       (a)   Insurance
             The Original Borrower shall (i) ensure that it and (ii) procure (to the extent that it is able) that each Material Subsidiary maintains insurances on and in relation to its business and assets with reputable underwriters or insurance companies against such risks and to such extent as is usual for companies carrying on a business such as that carried on by it or such Material Subsidiary.

       (b)   Environmental Compliance
             The Original Borrower shall (i) ensure that it and (ii) procure (to the extent that it is able) that each Material Subsidiary complies in all material respects with all Environmental Law and obtains and maintains any Environmental Permits and takes all reasonable steps in anticipation of known or expected future changes to or obligations under the same, breach of which (or failure to obtain, maintain or take) is reasonably likely to have a Material Adverse Effect.

       (c)   Conduct of Business
             The Original Borrower shall (i) ensure that it and (ii) procure (to the extent that it is able) that each Material Subsidiary has the right and is duly qualified to conduct its business as it is conducted from time to time in all applicable jurisdictions, to the extent that any failure to do so is reasonably likely to have a Material Adverse Effect, and do all things necessary to obtain, preserve and keep in full force and effect all rights, to the extent that any failure to do so is reasonably likely to have a Material Adverse Effect (including, without limitation, the Licences, authorisations and consents), which are necessary for the conduct of its business.

       (d)   Preservation of Assets
             The Original Borrower shall (i) ensure that it and (ii) procure (to the extent that it is able) that each Material Subsidiary maintains and preserves all of its assets that are necessary in the conduct of its Business in good working order and condition, ordinary wear and tear excepted.

       (e)   Claims under Material Contracts
             The Original Borrower shall (i) ensure that it and (ii) procure (to the extent that it is able) that each Material Subsidiary takes all reasonable action to enforce any material claim it has in relation to the warranties given under the Material Contracts and to enforce all other material rights and entitlements it may have under the Material Contracts.

25.3   Covenants relating to the Original Borrower
       (a)   Environmental Claims
             The Original Borrower shall inform the Facility Agent and the Security Agent in writing as soon as reasonably practicable upon becoming aware of the same if any Environmental Claim has been commenced or (as far as the Original Borrower is aware) is threatened against it or any Material Subsidiary in any case where such claim would have a Material Adverse Effect or of any facts or circumstances which will or are reasonably likely to result in any Environmental Claim being commenced or threatened against any Material Subsidiary in any case where such claim would, if determined against such Material Subsidiary, have a Material Adverse Effect.

       (b)   Notification of Events of Default
             The Original Borrower shall promptly inform the Facility Agent and the Security Agent of the occurrence of any Event of Default and, upon receipt of a written request to that effect from the Facility Agent, confirm to the Facility Agent and the Security Agent that, save as previously notified to the Facility Agent or as notified in such confirmation, no Event of Default or Potential Event of Default has occurred.

       (c)   Borrower Group
             The Original Borrower shall ensure that any member of the Borrower Group (other than Movilweb and MediterrAnea) is or shall become, as soon as reasonably practicable after becoming a member of the Borrower Group, an Additional Guarantor in accordance with Clause 40 (Additional Guarantors) other than Banda 26 unless either it becomes a wholly-owned subsidiary of the

             Original Borrower or the Original Borrower and another company in the Group in aggregate own 100 per cent. of its shares.

       (d)   Change of Business of the Borrower Group
             The Original Borrower shall procure that the Business of the Borrower Group is managed and operated in accordance with the Borrower Group Business Plan and that no substantial change is made to the general nature or scope of the Business of any member of the Borrower Group from that carried on at the date of this Agreement.

       (e)   Notification of Material Proceedings
             The Original Borrower shall, as soon as reasonably practicable after it becomes aware of the same, inform the Facility Agent of any action or administrative proceeding of or before any court or agency which might reasonably be likely to have a Material Adverse Effect which has been started or threatened against it.

       (f)   Other Subsidiaries
             The Original Borrower shall ensure that Mediterranea and Movilweb remain Dormant Subsidiaries at all times.

25.4   Covenants  relating to the Original  Borrower and members of the Borrower
       Group

       (a)   Security
             The Original Borrower shall (i) ensure that it shall and (ii) procure (to the extent that it is able) that each member of the Borrower Group shall at its own expense (and where reasonably practicable to do so), take all such action as the Security Agent may reasonably require for the purpose of perfecting or protecting the Security Agent's rights under and preserving the security interests intended to be created or evidenced by any of the Finance Documents and following the making of any declaration pursuant to Clause 27.18 (Acceleration and Cancellation) or 27.19 (Tranche A Advances Due on Demand) for facilitating the realisation of any such security or any part thereof.

       (b)   Security over Receivables
             (i) On the date of execution of the Receivables Pledge, the Original Borrower shall instruct the notary attesting the Receivables Pledge to notify any debtors owing over and above EUR50,000 at the time of the creation of the Receivables Pledge of the creation of the Receivables Pledge, such notice to be in the form agreed by the parties to the Receivables Pledge and attached thereto.

             (ii) The Original Borrower shall in any press release issued by it in connection with the completion of the Scheme and the Financial Restructuring include details that the credit rights against its customers have been pledged in favour of the Banks.

             (iii)  Each of Original Borrower and the Parent:

                    (A) shall instruct its auditors to show in all its audited consolidated financial statements (and in the case of the Original Borrower, additionally, in its unconsolidated audited financial statements) that the Receivables Pledge has been granted; and

                    (B) shall show in its audited financial statements (in the case of the Parent in respect of its consolidated financial statements only) required to be registered with the Comision Nacional del Mercado de Valores, or may in the future be required to be so registered, that the Receivables Pledge has been granted.

             (iv) The Original Borrower shall on a monthly basis, appear and deliver to the notary attesting the Receivables Pledge an updated list of receivables owed to it (including the name, NIF number and address of the corresponding debtor) in order that the notary may attest the corresponding updated list of receivables and expressly declare that the Receivables Pledge shall extend as of that date to the receivables in the updated list. Each such list of receivables shall be delivered at the latest, on the fifteenth day after the end of each calendar month during the term of the Receivables Pledge. The Original Borrower shall notify the Facility Agent within 2 Business Days of the extension of the Receivables Pledge set out above and shall deliver a copy of the corresponding notarised updated list of receivables.

             (v) On the fifteenth day after the end of October of every year, whilst this Agreement is in full force and effect, the Original Borrower shall instruct the notary attesting the extension of the Receivables Pledge to notify any debtors at that time owing over and above EUR50,000 of the existence of the Receivables Pledges, such notice to be in the form agreed by the parties to the Receivables Pledge and attached thereto.

             (vi) In the event that an Instructing Group has reasonable grounds to suspect that there is a deterioration in the solvency of any of the Obligors, or that the Original Borrower is not performing in accordance with the latest
                    Borrower Group Business Plan delivered to the Facility Agent, or that there is a change of law in Spain which adversely affects the priority and ranking of the amounts owed to the Banks pursuant to the Finance Documents as obtained through the notarisation of this Agreement and the Security Documents on or about the date hereof, an Instructing Group may request the Original Borrower, and the Original Borrower shall on receipt of such a request promptly give notice to all of the Original Borrower's receivable debtors by inserting a legend in all its invoices issued to its customers thereafter stating:

                    "NOTA INFORMATIVA:

                    Un sindicato de entidades financiadoras en el que J.P. Morgan Europe Limited actua como Agente ha otorgado un contrato de financiacion a Jazz Telecom, S.A. quien lo ha garantizado mediante la pignoracion de sus derechos de credito, entre ellos, los importes que figuran en la presente factura. Ello no afecta al modo de pago elegido por usted ni a su validez."*

25.5   Operation of the Cash Accounts
       (a)   In  accordance  with  Schedule  2  (Conditions  Precedent)  of  the
             Amendment    Agreement   the   Original   Borrower   shall   credit
             EUR27,000,000 to the English Secured Cash Account.

       (b) In the event that the amount of cash or Cash Equivalent Investments in any of the Cash Accounts (excluding any Banda 26 account until 31 March 2003) at any time in aggregate exceeds EUR3,000,000 the Original Borrower shall (i) ensure that it shall and (ii) procure (to the extent that it is able) that each member of the Borrower Group shall, transfer or procure the transfer on a weekly basis of any amounts of cash or Cash Equivalent Investments over and above EUR3,000,000 from any such Cash Accounts into any one of the Spanish Secured Cash Accounts.

       (c) The Parent or the Original Borrower, as the case may be, shall pay an amount equal to the VAT Refund received by the Original Borrower and the amounts received in respect of the Banda 26 Licence Cash Collateral promptly on receipt into the English Secured Cash Account. In the event that the Parent or the Original Borrower, as the case may be, does not receive each of the full amounts to be refunded or released in one lump sum, any subsequent amounts paid in connection therewith shall be paid promptly on subsequent receipt into the English Secured Cash Account.

       (d) The Original Borrower shall (i) ensure that it shall not and (ii) procure (to the extent that it is able) that no member of the Borrower Group shall withdraw cash from any of the Spanish Secured Cash Accounts other than for the purposes of the Business which includes, for the avoidance of doubt, making payments of interest and principal pursuant to the terms of this Agreement.

       (e)   The Original Borrower shall ensure that:

             (i) it shall not, subject to Clause 24.1(c)(ii) (Permitted Withdrawals) withdraw any amounts from the English Secured Cash Account, at any

*"INFORMATIVE NOTE:
A syndicate of financing entities in which J.P. Morgan Europe Limited is the Agent has granted financing to Jazz Telecom, S.A., who has secured it with the pledge of its credit rights, amongst them, the amounts that figure in this invoice. This does not affect the payment mechanism selected by you nor its validity."

                    time, to the extent that such drawings would cause the credit balance of the English Secured Cash Account to be less than the amount specified in Clause 24.1(c) (Minimum Credit Balance of the English Secured Cash Account) for the relevant month; and

             (ii)   from 30 November 2004 onwards:

                    (A) the minimum credit balance specified in Clause 24.1(c) (Minimum Credit Balance of the English Secured Cash Account) for the relevant month up to a maximum of EUR6,000,000 will only be withdrawn for the sole purpose of amortising the Tranche A Loan pursuant to Clause 13.1 (Tranche A Repayment Instalments); and

                    (B) any amount in excess of EUR6,000,000 may be withdrawn and applied for any purposes provided that such withdrawal complies with the provisions of sub-clause
                          (e)(i) above.

             For the avoidance of doubt, any amounts over the minimum amount required to be maintained on a monthly basis in the English Secured Cash Account may be withdrawn subject to the terms of this sub-clause (e), sub-clause (b) and sub-clause (g).

       (f) Any amounts made available to any member of the Borrower Group pursuant to Clause 16 (Raising of Equity by the Group and Further Capitalisation of the Borrower Group) shall be paid on receipt by the relevant member of the Borrower Group into a Spanish Secured Cash Account.

       (g) The Original Borrower shall ensure that it shall not withdraw any moneys from the English Secured Cash Account to the extent that there are moneys in excess of EUR7,500,000 in aggregate in the Spanish Secured Cash Accounts.

25.6 Application of Proceeds of Capital Raising and Capitalisation of the Borrower Group
       The Original Borrower shall ensure that, in the case of Clause 16 (Raising of Equity by the Group and Further Capitalisation of the Borrower Group), the proceeds retained by it shall be used for investment in the Business, Permitted Investments or for working capital purposes.

25.7   Access to Books and Records
       If the Facility Agent has reasonable grounds to believe that an Event of Default or Potential Event of Default has occurred or will occur then it may procure that any representative or professional adviser to the Facility Agent may at reasonable times and on reasonable notice by the Facility Agent to the Obligors, have access to and be provided with copies of reasonably required books, records, accounts, documents, computer programmes, data or other information in the possession of or available to it subject to any reasonable confidentiality undertaking required by it or any legal, regulatory or licence requirements provided that such representative or professional adviser does not unreasonably interfere with or impede the operations of the Obligors.

25.8   Covenants relating to the Banda 26 Business
       (a)   Preservation of Assets
             The Original Borrower shall procure (to the extent that it is able) that Banda 26 maintains and preserves all of its assets that are necessary in the conduct of the Banda 26 Business in good working order and condition, ordinary wear and tear excepted.

       (b)   Conduct of Banda 26 Business
             The Original Borrower shall procure (to the extent that it is able) that Banda 26 has the right and is duly qualified to conduct the Banda 26 Business as it is conducted from time to time and do all things necessary to obtain, preserve and keep in full force and effect all rights which are necessary for the conduct of the Banda 26 Business to the extent that any failure to do so is reasonably likely to have a Material Adverse Effect.

       (c)   Insurance
             The Original Borrower shall procure (to the extent that it is able) that Banda 26 maintains insurances on and in relation to the Banda 26 Business and its assets with reputable underwriters or insurance companies against such risks and to such extent as is usual for companies carrying on a business such as that carried on by Banda 26.

       (d)   Environmental Compliance
             The Original Borrower shall procure (to the extent that it is able) that Banda 26 complies in all material respects with all Environmental Law and obtains and maintains any Environmental Permits and takes all reasonable steps in anticipation of known or expected future changes to or obligations under the same breach of which (or failure to obtain, maintain or take) is reasonably likely to have a Material Adverse Effect.

       (e)   Approvals, Licences, Consents, etc.
             The Original Borrower shall procure (to the extent that it is able) that Banda 26 complies in all material respects with the terms of and does all that is necessary to maintain in full force and effect the Necessary Authorisations.

       (f)   Change of Business of Banda 26
             The Original Borrower shall procure (to the extent that it is able) that the Banda 26 Business is managed and operated in accordance with the Wireless Licence and that no substantial change is made to the general nature or scope of the Banda 26 Business from that carried out or contemplated and notified to the Facility Agent at the date of this Agreement.

       (g)   Transactions with Affiliates
             The Original Borrower shall procure (to the extent that it is able) that Banda 26 shall not enter into any transactions or series of transactions with any affiliate, other than with a member of the Borrower Group, except on terms and conditions not substantially less favourable than would be obtainable at such time in a comparable arm's length transaction with a person other than an affiliate.

       (h)   Acceding as a Borrower and a Guarantor
             The Original Borrower shall procure that in the event that Banda 26 becomes a wholly-owned subsidiary of the Borrower Group, Banda 26 and the Original Borrower shall within 5 days of Banda 26 becoming such a subsidiary execute and deliver to the Facility Agent a Borrower and Guarantor Accession Memorandum pursuant to which and in accordance with Clause 39 (Additional Borrowers) and Clause 40 (Additional Guarantors) Banda 26 will accede to this Agreement as an Additional Borrower and Guarantor, together with the documents and other evidence listed in Schedule 10 (Additional Conditions Precedent) in relation to Banda 26 provided that Banda 26 shall at no time borrow in excess of EUR14,000,000 hereunder.

       (i)   Banda 26 Additional Security

             The Original Borrower shall procure that:

             (i) Banda 26 grants the Banda 26 Asset Pledge in favour of (A) the Security Agent and the Banks in form satisfactory to the Facility Agent on the date Banda 26 accedes hereto as a Borrower and a Guarantor, or (B) the Original Borrower on the date the Original Borrower enters into any Banda 26 Additional Subordinated Shareholder/Participatory Loans subject to Clause 26.1(i) (Restricted Payments to any Group Company), to the extent of Banda 26's liabilities hereof or thereof, as the case may be;

             (ii) in the event that the Original Borrower enters into any Banda 26 Additional Subordinated Shareholder/Participatory Loans pursuant to the terms hereof the Original Borrower shall grant security over any such Banda 26 Additional Subordinated Shareholder/Participatory Loans to the Security Agent and the Banks;

             (iii) on the date Banda 26 accedes hereto as a Borrower and a Guarantor, Banda 26 shall also grant a pledge in favour of the Security Agent and the Banks over its main operational bank account in Spain; and

             (iv) in the event that Banda 26 enters into any Banda 26 Additional Subordinated Shareholder/Participatory Loans, Banda 26 shall also grant a pledge in favour of the Original Borrower over its main operational bank account in Spain, such pledge to be limited to the aggregate amount of any
                    such       Banda      26       Additional       Subordinated
                    Shareholder/Participatory Loans.

       (j)   Release of Total Underlying Obligations
             (i) The Original Borrower shall procure that the Beneficiary releases Banda 26 from having to perform or comply with the Total Underlying Obligations by 30 June 2003 and correspondingly that all performance bonds issued in connection therewith are released at that time. In the event that the Beneficiary releases part only of the Total Underlying Obligations, the Original Borrower shall ensure that the Total Underlying Obligations and the performance bonds issued on behalf of the three original shareholders of Banda 26 in connection with their respective proportion of the Total Underlying Obligations which are still outstanding are released on a pro-rata basis and that no more than EUR3,000,000 remain in place securing any such remaining Total Underlying Obligations.

             (ii) The Original Borrower shall procure that, to the extent not all Total Underlying Obligations and amounts secured thereof are released, Barclays Bank, S.A. releases the Banda 26 Licence Cash Collateral save for the proportion of Banda 26 Licence Cash Collateral corresponding to the remaining proportion of Total Underlying Obligations such Banda 26 Licence Cash Collateral is still securing, up to a maximum amount of EUR1,500,000 in accordance with sub-clause (j)(i) above.

26.    NEGATIVE COVENANTS

26.1   Covenants  relating to the Original  Borrower and members of the Borrower
       Group

       (a)   Negative Pledge
             The Original Borrower shall (i) ensure that it shall not and (ii) procure (to the extent that it is able) that no member of the Borrower Group shall without the prior written consent of an Instructing Group, create or permit to subsist any Encumbrance over all or any of its present or future revenues or assets other than a Permitted Encumbrance.

       (b)   Disposals
             The Original Borrower shall (i) ensure that it shall not and (ii) procure (to the extent that it is able) that no member of the Borrower Group shall (disregarding sales of stock in trade in the ordinary course of business) without the prior written consent of an Instructing Group, sell, lease, transfer or otherwise dispose of, by one or more transactions or series of transactions (whether related or not), the whole or any part of its revenues or its assets other than Permitted Disposals.

       (c)   Mergers
             The Original Borrower shall (i) ensure that it shall not and (ii) procure (to the extent that it is able) that no member of the Borrower Group other than in relation to a merger or consolidation with Banda 26 shall without the prior written consent of an
             Instructing  Group,  merge or  consolidate  with any other person, enter into any demerger transaction or participate in any other type of corporate reconstruction save for any such merger, consolidation or demerger which forms part of a solvent reorganisation and provided that, if reasonably required by the Facility Agent, it has received legal advice confirming that the obligations of the relevant member of the Borrower Group under the Finance Documents will not be adversely affected by such merger, consolidation or demerger or will be assumed by another member of the Borrower Group.

       (d)   Permitted Investments
             The Original Borrower shall not, without the prior written consent of an Instructing Group, create or acquire any new subsidiaries or otherwise make any investment in third parties other than Permitted Investments.

       (e)   Permitted Indebtedness
             The Original Borrower shall (i) ensure that it shall not and (ii) procure (to the extent that it is able) that no member of the Borrower Group shall assume, incur or otherwise permit to be outstanding any Financial Indebtedness other than Permitted Indebtedness.

       (f)   Jazztel Portugal Indebtedness
             The Original Borrower shall ensure that the aggregate total amount of Financial Indebtedness (for the avoidance of doubt such amount to be calculated on a gross basis) owed to the Borrower Group by Jazztel Portugal shall not at any time exceed EUR5,500,000.

       (g)   Material Contracts
             The Original Borrower shall (i) ensure that it shall not and (ii) procure (to the extent that it is able) that no member of the Borrower Group shall amend or terminate any Finance Document or Material Contract to the extent that such amendment or termination is reasonably likely to have a Material Adverse Effect.

       (h)   No Credit
             The Original Borrower shall (i) ensure that it shall not and (ii) procure (to the extent that it is able) that no member of the Borrower Group shall make any loans, grant any credit or give any guarantee or indemnity (save in the ordinary course of business) to or for the benefit of any person other than another member of the Borrower Group subject to sub-clause (i)(D) below or otherwise voluntarily assume any liability, whether actual or contingent, in respect of any obligation of any other person other than another member of the Borrower Group other than (A) in the case of any loan, grant of credit, guarantee, indemnity or other voluntary assumption of any liability in respect of amounts which do not exceed in aggregate, for the Borrower Group together EUR2,000,000 or equivalent (the "Permitted Amount") provided that of such Permitted Amount, no more than EUR 1,500,000 (or equivalent) in aggregate may be by way of loan, grant of credit, indemnity or other voluntary assumption of any liability to or on behalf of any employee or officer of any member of the Group, or (B) any guarantee, indemnity or other voluntary assumption of any liability in respect of any performance bond, guarantee or standby letter of credit referred to in paragraph (d) of Financial Indebtedness.

       (i)   Restricted Payments to any Group Company
             The Original Borrower shall (i) ensure that it shall not and (ii) procure (to the extent that it is able) that no member of the Borrower Group shall:

             (A) make any Restricted Payments to any Group company outside of the Borrower Group until 30 September 2003;

             (B) make any Restricted Payments to any Group company outside of the Borrower Group from 1 October 2003 to 30 September 2004 except for Restricted Payments for legitimate corporate expenses of the Group, other than servicing the Convertible Bonds issued by the Parent, provided that Restricted Payments may be made to meet cash withholding tax payments in respect of the Convertible Bonds and in any event such payments shall not exceed EUR1,000,000 in aggregate;

             (C) make any Restricted Payments to any Group company outside of the Borrower Group from 1 October 2004 except for Restricted Payments for legitimate corporate expenses of the Group, other than servicing the Convertible Bonds issued by the Parent, provided that Restricted Payments may be made to meet cash withholding tax payments in respect of the Convertible Bonds and in any event such payments shall not exceed EUR2,000,000 in aggregate, taking into account any payments made in the preceding 12 months; and

             (D) prior to the later to occur of 30 April 2003 and the date when Banda 26 has cash or Cash Equivalent Investments in any of its accounts in aggregate equivalent to EUR500,000 or less, make any loans including, where the provisions of Clause 25.8(i) (Banda 26 Additional Security) have been complied with, Banda 26 Additional Subordinated Shareholder/Participatory Loans, grant any credit or give any guarantee or indemnity (save in the ordinary course of business) to or for the benefit of Banda 26 in the form of Banda 26 Additional Shareholder/Participatory Loans over and above EUR9,000,000 for the financial year ending 31 December 2003, EUR4,000,000 for the financial year ending 31 December 2004 and EUR1,000,000 for the financial year ending 31 December 2005 and not to exceed EUR14,000,000 in aggregate.

26.2   Covenants relating to the Original Borrower and the Material Subsidiaries
       (a)   Constitutional Documents
             The Original Borrower shall (i) ensure that it shall not and (ii) procure (to the extent that it is able) that no Material Subsidiary shall agree to any amendment or variation of its memorandum or articles of association or other constitutional documents which is reasonably likely to have a Material Adverse Effect or which would confer on any person a right which if exercised might be reasonably likely to result in an Event of Default or which might be reasonably likely to have a material adverse effect on the ability of the Banks to enforce their rights under the Security Documents.

       (b)   Transactions with Affiliates
             The Original Borrower shall (i) ensure that it shall not and (ii) procure (to the extent that it is able) that no Material Subsidiary shall enter into any transactions or series of transactions with any affiliate, other than to a member of the Borrower Group except on terms and conditions not substantially less favourable than would be obtainable at such time in a comparable arm's length transaction with a person other than an affiliate.

26.3     Covenants relating to the Parent
       (a)   Change of Business of the Group
             The Parent shall ensure that no substantial change is made to the general nature or scope of the business of the Group (being the provision of telecommunications services and related business and including, for the avoidance of doubt and without limitation, internet and internet connection services).

       (b)   No Competition
             The Parent shall ensure that neither it nor while they remain subsidiaries of the Parent or any member of the Group, CCS, Jazztel Portugal or any of its other subsidiaries from time to time (the "Non-Competing Group") shall carry on any business (other than that currently conducted) similar to that carried out by any member of the Borrower Group. To the extent that any member of the Non-Competing Group merges with or acquires or otherwise enters into a reorganisation, however described, with an entity which carries on a business similar to that of any member of the Borrower Group, such member of the Non-Competing Group shall merge its business with the Original Borrower or a member of the Borrower Group (other than Banda 26) or shall transfer all its assets to the Original Borrower.

       (c)   Maintenance of Rank

             (i) The Original Borrower and the Parent shall procure that this Agreement is raised (at the cost and expense of the Original Borrower) to the level of documento publico either upon its execution or promptly thereafter.

             (ii) The Original Borrower and the Parent shall, prior to 30 June 2008:

                    (A) not permit to subsist any Financial Indebtedness which has been raised to the level of documento publico other than Financial Indebtedness in an aggregate outstanding amount not exceeding

                          EUR1,000,000 (or its equivalent) or as otherwise permitted by this sub-clause (c), and

                    (B) procure that, save as provided in paragraph (iii) below, no member of the Borrower Group incorporated in Spain shall raise any indebtedness to the level of documento publico on and from the date upon which this Agreement is so raised, in an outstanding amount exceeding EUR6,000,000 (or its equivalent) in aggregate which shall be in respect of any indebtedness falling under paragraphs (c) and (d) of the definition of Permitted Indebtedness.

             (iii) The Original Borrower and the Parent shall procure that the outstanding amount of Performance Bond Indebtedness (including Existing Notarised Performance Bond Indebtedness) that is raised to the level of documento publico does not, at any time after the date upon which this Agreement is so raised, exceed EUR20,000,000 (or its equivalent) in aggregate between the Effective Date and 30 December 2003, EUR19,000,000 (or its equivalent) in aggregate between 31 December 2003 and 30 December 2004, EUR17,000,000 (or its equivalent) in aggregate between 31 December 2004 and 30 December 2005, EUR15,000,000 (or its equivalent) in aggregate at any time thereafter until 30 June 2008.

26.4   Covenants relating to Subordinated Shareholder/Participatory Loans

       (a)   Subordinated Shareholder/Participatory Loans
             The Original Borrower and the Parent shall ensure that the terms of any Subordinated Shareholder/Participatory Loans (including for these purposes, the Existing Subordinated Shareholder/Participatory Loans) are not amended without the prior written consent of the Banks (such consent not to be unreasonably withheld or delayed). The Original Borrower and the Parent shall further ensure that no repayment of principal or interest in respect of any Existing Subordinated Shareholder/Participatory Loans or any Subordinated Shareholder/Participatory Loans executed on or after the date of this Agreement is due or may become due prior to December 2008.

       (b)   Granting of  Security over  Subordinated  Shareholder/Participatory
             Loans
             The Parent shall grant security over any Subordinated Shareholder/Participatory Loans to the Security Agent and the Banks that it and the Original Borrower may enter into after the date of this Agreement pursuant to the terms hereof.

       (c)   Covenant relating to enforcement by the Parent
             The Parent agrees that, so long as any amounts are or may be owed by any Obligor under the Finance Documents or any Obligor is under any actual or contingent obligations under the Finance Documents, it shall not exercise any rights which it may at any time have:

             (i)    to make any demand of the  Original  Borrower  in respect of
                    interest       payable      under      any      Subordinated
                    Shareholder/Participatory Loan;

             (ii) to take any action or obtain judgment in any court against the Original Borrower in relation to any interest payable under any Subordinated Shareholder/Participatory Loan;

             (iii) to make or file any claim or proof in a winding-up or dissolution of the Original Borrower in relation to any
                    interest       payable      under      any      Subordinated
                    Shareholder/Participatory Loan; or

             (iv)   to enforce or seek to enforce any other right in relation to
                    any    interest     payable    under    any     Subordinated
                    Shareholder/Participatory Loan.

27.    EVENTS OF DEFAULT

       Each of Clause 27.1 (Failure to Pay) to Clause 27.17 (Material Contracts,
       Approvals,   Licences,   Consents  etc)  describes   circumstances  which
       constitute an Event of Default for the purposes of this Agreement.

27.1   Failure to Pay
       Any sum due from an Obligor or the Obligors under the Finance Documents is not paid at the time, in the currency and in the manner specified herein unless such failure to pay is caused by technical difficulties with the banking system in relation to the transmission of funds and payment is made within 3 Business Days of the due date.

27.2   Misrepresentation
       Any representation or statement made or deemed to be made by an Obligor in this Agreement or in any notice or other document, certificate or statement delivered by it pursuant hereto is or proves to have been incorrect or misleading in any material respect when made or deemed to be made.

27.3   Specific Covenants
       An Obligor fails duly to perform or comply with any of the obligations expressed to be assumed by it in sub-clause 26.1(c) (Mergers), sub-clause 26.1(a) (Negative Pledge) or sub-clause 26.1(b) (Disposals) or at any time any of the requirements of Clause 24.1 (Financial Condition) is not satisfied.

27.4   Certain Obligations
       Any Obligor fails duly to perform or comply with any obligation expressed to be assumed by it in Clause 23 (Financial Information), sub-clause 25.1(b) (Claims Pari Passu), sub-clause 25.3(b) (Notification of Events of Default), sub-clause 25.3(c) (Borrower Group), Clause 25.5 (Operation of the Cash Accounts), Clause 25.6

       (Application of Proceeds of Capital Raising and Capitalisation of the Borrower Group), Clause 25.7 (Access to Books and Records), sub-clauses 26.1(d) (Permitted Investments) to sub-clause 26.1(i) (Restricted Payments to any Group Company), sub-clause 26.2(a) (Constitutional Documents), sub-clause 26.2(b) (Transactions with Affiliates) and Clause
       26.4 (Covenants relating to Subordinated Shareholder/Participating Loans) and such failure, if capable of remedy, is not remedied within 5 days after it has received written notice from the Facility Agent requiring the same to be remedied.

27.5   Other Obligations
       An Obligor fails duly to perform or comply with any other obligation expressed to be assumed by it in the Finance Documents and such failure, if capable of remedy, is not remedied within 30 days after it has received written notice from the Facility Agent requiring the same to be remedied.

27.6   Cross Default
       Any Financial Indebtedness of any Obligor or Material Subsidiary is not paid when due or within any applicable grace period, any Financial Indebtedness of any Obligor or Material Subsidiary is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of default on the part of such Obligor or Material Subsidiary, any commitment for any Financial Indebtedness of any Obligor or Material Subsidiary is cancelled or suspended by a creditor of such Obligor or Material Subsidiary or any creditor of any Obligor or Material Subsidiary becomes entitled to declare any Financial Indebtedness of any Obligor or Material Subsidiary due and payable prior to its specified maturity, provided that it shall not constitute an Event of Default if the aggregate amount (or its equivalent in euros) of all such Financial Indebtedness is less than EUR3,000,000.

27.7   Insolvency and Rescheduling
       Any Obligor or Material Subsidiary is unable to pay its debts as they fall due, commences negotiations with any one or more of its creditors with a view to the general readjustment or rescheduling of its indebtedness or makes a general assignment for the benefit of or a composition with its creditors ("convenio extrajudicial o judicial con sus acreedores" in relation to any company incorporated in Spain) provided that the negotiation of, execution of or performance by any party of its rights or obligations under the Restructuring Agreement (including the proceedings taken in connection with the Scheme in the English Courts and under Section 304 of the US Bankruptcy Code in the United States) leading to the Financial Restructuring shall be exempted from this Clause 27.7.

27.8   Winding-up
       Any Obligor or Material Subsidiary takes any corporate action or other steps are taken or legal proceedings are started for its winding-up, dissolution, administration or re-organisation (whether by way of voluntary arrangement, scheme of arrangement or otherwise) other than a solvent liquidation or corporate reorganisation or for the appointment of a liquidator, receiver, administrator, administrative receiver, conservator, custodian, trustee or similar officer of it or of all or a material part of its revenues and assets provided that the negotiation of, execution of or performance by any party of its rights or obligations under the Restructuring Agreement (including the proceedings taken in connection with the Scheme in the English Courts and under Section 304 of the US Bankruptcy Code in the United States) leading to the Financial Restructuring shall be exempted from this Clause 27.8.

27.9   Execution or Distress
       Any execution or distress is levied against, or an encumbrancer takes possession of, the whole or any material part of, the property, undertaking or assets with a value of at least EUR3,000,000 of any Obligor or Material Subsidiary or any event occurs which under the laws of any jurisdiction has a similar or analogous effect and such claim is not frivolous or vexatious or is not withdrawn or discharged within 14 Business Days of commencement.

27.10  Failure to Comply with Final Judgment
       Any Obligor or Material Subsidiary fails to comply with or pay any sum due from it under any final judgment or any final order made or given by any court of competent jurisdiction which is reasonably likely to have a Material Adverse Effect.

27.11  Governmental Intervention
       By or under the authority of any government, (a) the management of any Obligor is wholly or materially displaced or the authority of any Obligor in the conduct of its business is wholly or materially curtailed or (b) all or a majority of the issued shares of any Obligor or the whole or substantially the whole of its revenues or assets is seized, nationalised, expropriated or compulsorily acquired.

27.12  Repudiation
       An Obligor repudiates any Finance Document or does or causes to be done any act or thing evidencing an intention to repudiate any Finance Document.

27.13  Illegality
       At any time it is or becomes unlawful for an Obligor to perform or comply with all or a material part of its obligations under any Finance Document or any of the material obligations of an Obligor under any Finance Document are not or cease to be legal, valid, binding and enforceable.

27.14  Material Adverse Change
       Any event or circumstance occurs which is reasonably likely to have a Material Adverse Effect.

27.15  Cessation of Business
       The Borrower Group (as a whole) ceases to carry on all or substantially all of the Business.

27.16  Security
       The Security Documents cease to confer valid and enforceable Encumbrances of the type described therein over the assets referred to therein.

27.17  Material Contracts, Approvals, Licences, Consents etc.
       (a) Any Material Contract is amended in any material respect, or breached, suspended, cancelled, revoked, surrendered or terminated (whether in whole or in part) which is reasonably likely to have a Material Adverse Effect, (b) either Licence is amended in any material respect, or breached, suspended, cancelled, revoked, succeeded or terminated (whether in whole or in part) which is reasonably likely to have a Material Adverse Effect or (c) any Necessary Authorisation (other than the Licences) or other consent, licence, approval, authorisation, registration or permit required or obtained by any Obligor for the execution, delivery and performance of any Finance Document is not granted or is suspended, cancelled, revoked, surrendered, terminated or amended in any material respect so as to have a Material Adverse Effect.

27.18  Acceleration and Cancellation
       Upon the occurrence of an Event of Default and at any time thereafter, the Facility Agent may (and, if so instructed by an Instructing Group, shall) by notice to the Original Borrower:

       (a) declare that any undrawn portion of the Tranche A Facility shall be cancelled, whereupon the same shall be cancelled and the Available Tranche A Commitments of each Tranche A Bank shall be reduced to zero;

       (b) declare the Tranche A Advances to be immediately due and payable (whereupon the same shall become so payable together with accrued interest thereon and any other sums then owed by the Borrowers hereunder) or declare all the Tranche A Advances to be due and payable on demand of the Facility Agent; and

       (c) require that the Original Borrower procures that the liabilities of each Tranche B Bank under each Performance Bond issued by it is promptly reduced to zero and/or provides Cash Collateral for each such Performance Bond to the extent not already provided under this Agreement in an amount specified by the Facility Agent as may be necessary to ensure that such amount equals or exceeds the liability of the relevant Tranche B Bank under such Performance Bond, in which event the Original Borrower shall forthwith make such payment to the Facility Agent for the benefit of each such Tranche B Bank.

27.19  Tranche A Advances Due on Demand
       If, pursuant to Clause 27.18 (Acceleration and Cancellation), the Facility Agent declares all or any part of the Tranche A Advances to be due and payable on demand of the Facility Agent, then, and at any time thereafter, the Facility Agent may (and, if so instructed by an Instructing Group, shall) by notice to the Borrowers:

       (a) require repayment of all or such part of the Tranche A Advances on such date as it may specify in such notice (whereupon the same shall become due and payable on the date specified together with accrued interest thereon and any other sums then owed by the Borrowers hereunder) or withdraw its declaration with effect from such date as it may specify; and/or

       (b) select as the duration of any Interest Period which begins whilst such declaration remains in effect a period of six months or less.

28.    GUARANTEE AND INDEMNITY

28.1   Guarantee and Indemnity
       Each of the Guarantors irrevocably and unconditionally jointly and severally:

       (a) agrees to pay from time to time on demand any and every sum or sums of money which each Borrower is at any time liable to pay to any Finance Party under or pursuant to the Finance Documents and which has become due and payable but has not been paid at the time such demand is made; and

       (b) agrees as a primary obligation to indemnify each Finance Party from time to time on demand from and against any loss (other than loss of profit) incurred by any Finance Party as a result of any of the obligations of any Borrower under or pursuant to the Finance Documents being or becoming void, voidable, unenforceable or ineffective as against a Borrower for any reason whatsoever, whether or not known to any Finance Party or any other person, the amount of such loss being the amount which the person or persons suffering it would otherwise have been entitled to recover from that Borrower, subject to any restriction contained in the relevant Guarantor Accession Memorandum as a result of the laws of the jurisdiction of incorporation of such Guarantor.

28.2   Additional Security
       The obligations of each Guarantor herein contained shall be in addition to and independent of every other security which any Finance Party may at any time hold in respect of any Obligor's obligations under the Finance Documents.

28.3   Continuing Obligations
       The obligations of each Guarantor herein contained shall constitute and be continuing obligations notwithstanding any settlement of account or other matter or thing whatsoever and shall not be considered satisfied by any intermediate payment or satisfaction of all or any of the obligations of the Obligors under the Finance Documents and shall continue in full force and effect until final payment in full of all amounts owing by any Obligor under the Finance Documents and total satisfaction of all the Obligors' actual and contingent obligations under the Finance Documents.

28.4   Obligations not Discharged
       Neither the obligations of each Guarantor herein contained nor the rights, powers and remedies conferred in respect of each Guarantor upon any Finance Party by the Finance Documents or by law shall be discharged, impaired or otherwise affected by:

       (a) the winding-up, dissolution, administration or re-organisation of any Obligor or any other person or any change in its status, function, control or ownership;

       (b) any of the obligations of any Obligor or any other person under the Finance Documents or under any other security taken in respect of any of its obligations under the Finance Documents being or becoming illegal, invalid, unenforceable or ineffective in any respect;

       (c) time or other indulgence being granted or agreed to be granted to any Obligor or any other person in respect of its obligations under the Finance Documents or under any such other security;

       (d) any amendment to, or any variation, waiver or release of, any obligation of any Obligor or any other person under the Finance Documents or under any such other security;

       (e) any failure to take, or fully to take, any security contemplated hereby or otherwise agreed to be taken in respect of any Obligor's obligations under the Finance Documents;

       (f) any failure to realise or fully to realise the value of, or any release, discharge, exchange or substitution of, any security taken in respect of any Obligor's obligations under the Finance Documents; or

       (g) any other act, event or omission which, but for this Clause 28.4, might operate to discharge, impair or otherwise affect any of the obligations of each Guarantor herein contained or any of the rights, powers or remedies conferred upon any of the Finance Parties by the Finance Documents or by law.

28.5   Settlement Conditional
       Any settlement or discharge between an Obligor and any of the Finance Parties shall be conditional upon no security or payment to any Finance Party by an Obligor or any other person on behalf of an Obligor being avoided or reduced by virtue of any laws relating to bankruptcy, insolvency, liquidation or similar laws of general application and, if any such security or payment is so avoided or reduced, each Finance Party shall be entitled to recover the value or amount of such security or payment from such Obligor subsequently as if such settlement or discharge had not occurred.

28.6   Exercise of Rights
       No Finance Party shall be obliged before exercising any of the rights, powers or remedies conferred upon them in respect of any Guarantor by the Finance Documents or by law:

       (a)   to make any demand of any Obligor;

       (b) to take any action or obtain judgment in any court against any Obligor;

       (c) to make or file any claim or proof in a winding-up or dissolution of any Obligor; or

       (d) to enforce or seek to enforce any other security taken in respect of any of the obligations of any Obligor under the Finance Documents.

28.7   Deferral of Guarantor's Rights
       Each of the Guarantors agrees that, so long as any amounts are or may be owed by an Obligor under the Finance Documents or an Obligor is under any actual or contingent obligations under the Finance Documents, it shall not exercise any rights which it may at any time have by reason of performance by it of its obligations under the Finance Documents:

       (a)   to be indemnified by an Obligor; and/or

       (b) to claim any contribution from any other guarantor of any Obligor's obligations under the Finance Documents; and/or

       (c) to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under the Finance Documents or of any other security taken pursuant to, or in connection with, the Finance Documents by all or any of the Finance Parties.

28.8   Suspense Accounts
       All moneys received, recovered or realised by a Bank by virtue of Clause 28.1 (Guarantee and Indemnity) may, in that Bank's discretion, be credited to a suspense account (bearing interest at a normal commercial rate which shall be payable to the relevant Guarantor after discharge of its obligations under this Agreement) and may be held in such account for so long as such Bank thinks fit pending the application from time to time of such moneys in or towards the payment and discharge of any amounts owing by an Obligor to such Bank under the Finance Documents.

29.    COMMITMENT COMMISSION AND FEES

29.1   Co-ordination Fee
       The Original Borrower shall pay to J.P. Morgan plc, within ten days of the date specified in the Co-ordination Mandate Letter, the fees specified in such Co-ordination Mandate Letter at the times, and in the amounts, specified in such Co-ordination Mandate Letter.

29.2   Facility Agency Fee
       The Original Borrower shall pay to the Facility Agent for its own account the facility agency fees specified in the relevant letter from the Facility Agent to the Original Borrower at the times, and in the amounts, specified in such letter.

29.3   Security Agency Fees
       The Original Borrower shall pay to the Security Agent for its own account the fees specified in the relevant letter from the Security Agent to the Original Borrower at the time, and in the amounts, specified in such letter.

29.4   Banks' Restructuring Fees
       The Original Borrower shall pay to the Facility Agent for the account of the Banks the fees specified in the Restructuring Fee Letter at the time, and in the amounts, specified in such letter.

30.    COSTS AND EXPENSES

30.1   Transaction Expenses
       The Original Borrower shall, within twenty days of presentation of an invoice by the Facility Agent, reimburse each of the Facility Agent, the Security Agent and the Arranger for all costs and expenses reasonably incurred (including notary's fees and legal and consultants fees in the amounts previously agreed by the Original Borrower) together with any VAT thereon incurred by it in connection with the negotiation, preparation, syndication and execution of the Finance Documents, any other document referred to in the Finance Documents and the completion of the transactions therein contemplated.

30.2   Preservation and Enforcement of Rights
       The Original Borrower shall, from time to time on demand of the Facility Agent, reimburse the Finance Parties for all costs and expenses (including legal fees) together with any VAT thereon incurred in or in connection with the preservation and/or enforcement of any of the rights of the Finance Parties under the Finance Documents, any Performance Bond and any document referred to in the Finance Documents.

30.3   Stamp Taxes
       The Original Borrower shall pay all stamp, registration and other taxes to which the Finance Documents, any other document referred to in the Finance Documents, any Performance Bond or any judgment given in connection therewith is or at any time may be subject and shall, from time to time on demand of the Facility Agent, indemnify the Finance Parties against any liabilities, costs, claims and expenses resulting from any failure to pay or any delay in paying any such tax.

30.4   Amendment Costs
       If an Obligor requests any amendment, waiver or consent then the Original Borrower shall, within five Business Days of demand by the Facility Agent, reimburse the Facility Agent and, where appropriate, the Security Agent for all costs and expenses reasonably incurred (including legal fees) together with any VAT thereon incurred by such person in responding to or complying with such request.

30.5   Banks' Liabilities for Costs
       If the Original Borrower fails to perform any of its obligations under this Clause 30, each Bank shall, in its Proportion, indemnify each of the Facility Agent and the Arranger against any loss incurred by any of them as a result of such failure.

31.    DEFAULT INTEREST AND BREAK COSTS

31.1   Default Interest Periods
       If any sum due and payable by an Obligor hereunder is not paid on the due date thereof in accordance with Clause 34 (Payments) or if any sum due and payable by an Obligor under any judgment of any court in connection herewith is not paid on the date of such judgment, the period beginning on such due date or, as the case may be, the date of such judgment and ending on the date upon which the obligation of such Obligor to pay such sum is discharged shall be divided into successive periods, each of which (other than the first) shall start on the last day of the preceding such period and the duration of each of which shall (except as otherwise provided in this Clause 31) be selected by the Facility Agent (acting reasonably).

31.2   Default Interest
       An Unpaid Sum shall bear interest during each Interest Period in respect thereof at the rate per annum which is one per cent. per annum above the percentage rate which would apply to a Tranche A Advance in the amount and currency of such Unpaid Sum and for the same Interest Period, provided that if such Unpaid Sum relates to a Tranche A Advance which became due and payable on a day other than the last day of an Interest Period relating thereto:

       (a) the first Interest Period applicable to such Unpaid Sum shall be of a duration equal to the unexpired portion of the current Interest Period relating to that Tranche A Advance; and

       (b) the percentage rate of interest applicable thereto from time to time during such period shall be that which exceeds by one per cent. the rate which would have been applicable to it had it not so fallen due, save that the Margin shall be, or be deemed to be, the relevant rate being paid at the beginning of such period specified in the definition thereof.

31.3   Payment of Default Interest
       Any interest which shall have accrued under Clause 31.2 (Default Interest) in respect of an Unpaid Sum shall be due and payable and shall be paid by the Obligor owing such Unpaid Sum on the last day of each Interest Period in respect thereof or on such other dates as the Facility Agent may specify (acting reasonably) by notice to such Obligor.

31.4   Break Costs
       If any Bank or the Facility Agent on its behalf receives or recovers all or any part of such Bank's share of a Tranche A Advance or Unpaid Sum otherwise than on the last day of an Interest Period relating thereto, the Original Borrower shall pay to the Facility Agent on demand for the account of such Bank an amount equal to the amount (if any) by which (a) the additional interest which would have been payable on the amount so received or recovered had it been received or recovered on the last day of that Interest Period exceeds (b) the amount of interest which in the reasonable opinion of the Facility Agent would have been payable to the Facility Agent on the last day of that Interest Period or Term in respect of a deposit in the currency of the amount so received or recovered equal to the amount so received or recovered placed by it with a prime bank in the relevant interbank market for a period starting on the third Business Day following the date of such receipt or recovery and ending on the last day of that Interest Period or Term.

32.    ORIGINAL BORROWER'S INDEMNITIES

32.1   Original Borrower's Indemnity
       The Original Borrower undertakes to indemnify within three Business Days of demand:

       (a) each Finance Party against any cost, claim, loss, expense (including legal fees) or liability together with any VAT thereon, which it may sustain or incur as a consequence of the occurrence of any Event of Default;

       (b) each Bank against any cost or loss it may suffer under Clause 30.5 (Banks' Liabilities for Costs) or Clause 37.7 (Indemnification); and

       (c) each Tranche B Bank against any cost or loss it may suffer or incur as a result of its issuing or making arrangements to issue its Performance Bond requested by the Original Borrower but not made by reason of the operation of any one or more of the provisions hereof (other than by reason of default or negligence on the part of that Tranche B Bank), and when making any demand for indemnification hereunder the relevant Finance Party shall provide a reasonably detailed explanation of the basis of such claim and a calculation of the amount claimed.

32.2   Currency Indemnity
       If any sum (a "Sum") due from an Obligor under the Finance Documents, or any order judgment given or made in relation thereto, has to be converted from the currency (the "First Currency") in which such Sum is payable into another currency (the "Second Currency") for the purpose of:

       (a)   making or filing a claim or proof against such Obligor; or

       (b) obtaining or enforcing an order and/or judgment in any court or other tribunal,

       the Original Borrower shall indemnify, within three Business Days of demand, each person to whom such Sum is due from and against any loss suffered or incurred as a result of any discrepancy between (i) the rate of exchange used for such purpose to convert such Sum from the First Currency into the Second Currency and (ii) the rate or rates of exchange available to such person at the time of receipt of such Sum.

33.    CURRENCY OF ACCOUNT AND PAYMENT

       The euro is the currency of account and payment for each and every sum at any time due from an Obligor hereunder, provided that:

       (a) each payment in respect of costs and expenses shall be made in the currency in which the same were incurred; and

       (b) each payment pursuant to Clause 17.2 (Tax Indemnity) or Clause 19.1 (Increased Costs) shall be made in the currency specified by the party claiming thereunder.

34.    PAYMENTS

34.1   Payments to the Facility Agent
       On each date on which this Agreement requires an amount to be paid by an Obligor or a Bank, such Obligor or, as the case may be, such Bank shall make the same available to the Facility Agent for value on the due date at such time and in such funds (customary at the time for settlement of transactions in the relevant currency in the place of payment) and to such account with such bank (which shall be in a principal financial centre in a Participating Member State or London) as the Facility Agent shall specify from time to time.

34.2   Payments by the Facility Agent
       (a) Save as otherwise provided herein, each payment received by the Facility Agent pursuant to Clause 34.1 (Payments to the Facility Agent) shall:

             (i) in the case of a payment received for the account of a Borrower, be made available by the Facility Agent to such Borrower by application:

                    (A) first, in or towards payment (on the date, and in the currency and funds, of receipt) of any amount then due from such Borrower hereunder to the person from whom the amount was so received or in or towards the purchase of any amount of any currency to be so applied; and

                    (B) secondly, in or towards payment (on the date, and in the currency and funds, of receipt) to such account with such bank in the principal financial centre of the country of the currency of such payment (or, in the relation to the euro in the financial centre in a Participating Member State) as such Borrower shall have previously notified to the Facility Agent for this purpose; and

             (ii) in the case of any other payment, be made available by the Facility Agent to the person entitled to receive the payment in accordance with this Agreement (in the case of a Bank, for the account of its Facility Office) for value the same day by transfer to the account of the person with a bank in the principal financial centre of the country of the currency of such payment (or, in relation to the euro, in the financial centre in a Participating Member State) as that person has previously notified to the Facility Agent.

       (b) A payment will be deemed to have been made by the Facility Agent on the date on which it is required to be made under this Agreement if the Facility Agent has, on or before that date, taken steps to make that payment in accordance with the regulations or operating procedures of the clearing or settlement system used by the Facility Agent in order to make the payment.

34.3   Payments by the Facility Agent to the Banks
       Any amount payable by the Facility Agent to the Banks under this Agreement in the currency of a Participating Member State shall be paid in the euro unit.

34.4   No Set-off
       All payments required to be made by an Obligor hereunder shall be calculated without reference to any set-off or counterclaim and shall be made free and clear of and without any deduction for or on account of any set-off or counterclaim.

34.5   Clawback
       Where a sum is to be paid hereunder to the Facility Agent for the account of another person, the Facility Agent shall not be obliged to make the same available to that other person or to enter into or perform any exchange contract in connection therewith until it has been able to establish to its satisfaction that it has actually received such sum, but if it does so and it proves to be the case that it had not actually received such sum, then the person to whom such sum or the proceeds of such exchange contract was so made available shall on request refund the same to the Facility Agent together with an amount sufficient to indemnify the Facility Agent against any cost or loss it may have suffered or incurred by reason of its having paid out such sum or the proceeds of such exchange contract prior to its having received such sum.

34.6   Partial Payments
       If and whenever a payment is made by an Obligor hereunder and the Facility Agent receives an amount less than the due amount of such payment the Facility Agent may apply the amount received towards the obligations of the Obligors under this Agreement in the following order:

       (a) first, in or towards payment of any unpaid costs and expenses of each of the Facility Agent, the Security Agent and the Arranger;

       (b) secondly, in or towards payment pro rata of any accrued interest or Performance Bond Commission due but unpaid;

       (c) thirdly, in or towards payment pro rata of any principal due but unpaid or any requirement to provide cash collateral hereunder, or of any amounts demanded by or on behalf of the Banks pursuant to Clause 9.1 (Demands under Performance Bonds) or Clause 9.2 (Original Borrower's Indemnity to Tranche B Banks); and

       (d) fourthly, in or towards payment pro rata of any other sum due but unpaid.

34.7   Variation of Partial Payments
       The order of payments set out in Clause 34.6 (Partial Payments) shall override any appropriation made by the Obligor to which the partial payment relates but the order set out in sub-clauses 34.6(b), 34.6(c) and 34.6(d) of Clause 34.6 (Partial Payments) may be varied if agreed by all the Banks.

35.    SET-OFF

35.1   Contractual Set-off
       Each Obligor authorises each Bank to apply any credit balance to which such Obligor is entitled on any account of such Obligor with such Bank in satisfaction of any sum due and payable from such Obligor to such Bank hereunder but unpaid. For this purpose, each Bank is authorised to purchase with the moneys standing to the credit of any such account such other currencies as may be necessary to effect such application.

35.2   Set-off not Mandatory
       No Bank shall be obliged to exercise any right given to it by Clause 35.1 (Contractual Set-off).

36.    SHARING

36.1   Payments to Banks
       If a Bank (a "Recovering Bank") applies any receipt or recovery from an Obligor to a payment due under this Agreement and such amount is received or recovered other than in accordance with Clause 34 (Payments), then such Recovering Bank shall:

       (a)   notify the Facility Agent of such receipt or recovery; and

       (b) at the request of the Facility Agent, promptly pay to the Facility Agent an amount (the "Sharing Payment") equal to such receipt or recovery less any amount which the Facility Agent determines may be retained by such Recovering Bank as its share of any payment to be made in accordance with Clause 34.6 (Partial Payments).

36.2   Redistribution of Payments
       The Facility Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Bank) in accordance with Clause 34.6 (Partial Payments).

36.3   Recovering Bank's Rights
       The Recovering Bank will be subrogated into the rights of the parties which have shared in a redistribution pursuant to Clause 36.2 (Redistribution of Payments) in respect of the Sharing Payment (and the relevant Obligor shall be liable to the Recovering Bank in an amount equal to the Sharing Payment).

36.4   Repayable Recoveries
       If any part of the Sharing Payment received or recovered by a Recovering Bank becomes repayable and is repaid by such Recovering Bank, then:

       (a) each party which has received a share of such Sharing Payment pursuant to Clause 36.2 (Redistribution of Payments) shall, upon request of the Facility Agent, pay to the Facility Agent for the account of such Recovering Bank an amount equal to its share of such Sharing Payment (together with an amount as is necessary to reimburse the Recovering Bank for its proportion of any interest on the Sharing Payment which that Recovering Bank is required to pay); and

       (b) such Recovering Bank's rights of subrogation in respect of any reimbursement shall be cancelled and the relevant Obligor will be liable to the reimbursing party for the amount so reimbursed.

36.5   Exception
       This Clause 36 shall not apply if the Recovering Bank would not, after making any payment pursuant hereto, have a valid and enforceable claim against the relevant Obligor.

36.6   Recoveries Through Legal Proceedings
       If any Bank intends to commence any action in any court it shall give prior notice to the Facility Agent and the other Banks. If any Bank shall commence any action in any court to enforce its rights hereunder and, as a result thereof or in connection therewith, receives any amount, then such Bank shall not be required to share any portion of such amount with any Bank which has the legal right to, but does not, join in such action or commence and diligently prosecute a separate action to enforce its rights in another court.

37.    THE AGENTS, THE ARRANGER AND THE BANKS

37.1   Appointment of the Agents
       Each of the Arranger and the Banks hereby appoints the Facility Agent to act as its facility agent and the Security Agent to act as its security agent in connection herewith and authorises each Agent to exercise such rights, powers, authorities and discretions as are specifically delegated to such Agent by the terms hereof together with all such rights, powers, authorities and discretions as are reasonably incidental thereto.

37.2   Agents' Discretions

       (a)   Each Agent may:

             (i) assume, unless it has, in its capacity as Facility Agent or, as the case may be, Security Agent for the Banks, received notice to the contrary from any other party hereto, that (A) any representation made or deemed to be made by an Obligor in connection herewith is true, (B) no Event of Default or Potential Event of Default has occurred, (C) no Obligor is in breach of or default under its obligations hereunder and
                    (D) any right, power, authority or discretion vested herein upon an Instructing Group, the Banks or any other person or group of persons has not been exercised;

             (ii) engage and pay for the advice or services of, and rely and act on the opinion or advice (howsoever given) of, or any information obtained from, any lawyers, accountants, surveyors or other experts whose advice or services may to it seem necessary, expedient or desirable;

             (iii) rely as to any matters of fact which might reasonably be expected to be within the knowledge of an Obligor upon a certificate signed by or on behalf of such Obligor;

             (iv) rely upon any communication or document believed by it to be genuine;

             (v) refrain from exercising any right, power or discretion vested in it as Facility Agent or as the case may be, Security Agent under any of the Finance Documents unless and until instructed by an Instructing Group as to whether or not such right, power or discretion is to be exercised and, if it is to be exercised, as to the manner in which it should be exercised; and

             (vi) refrain from acting in accordance with any instructions of an Instructing Group to begin any legal action or proceeding arising out of or in connection with this Agreement or any other Finance Document until it shall have received such security as it may require (whether by way of payment in advance or otherwise) for all costs, claims, losses, expenses (including legal fees) and liabilities together with any VAT thereon which it will or may expend or incur in complying with such instructions.

       (b)   The Facility Agent may:

             (i) assume that (i) the Facility Office of each Bank is that notified to it by such Bank in writing and (ii) the information provided by each Bank pursuant to Clause 44 (Notices), and by each Tranche A Bank pursuant to Clause
                    37.16 (Banks' Mandatory Cost Details) and Schedule 12 (Mandatory Costs) is true and correct in all respects until it has received from such Bank notice of a change to the Facility Office or any such information and act upon any such notice until the same is superseded by a further notice; and

             (ii) assume (unless it has specific notice to the contrary) that any notice or request made by the Original Borrower is made on behalf of all the Obligors.

       (c)   The Security Agent may:

             (i) do any act or thing in the exercise of any of its duties under the Finance Documents which in its absolute discretion (in the absence of any instructions of an Instructing Group as to the doing of such act or thing) it deems advisable for the protection and benefit of all the Banks;

             (ii) upon a disposal of any property the subject of any of the Security Documents by any receiver, or by any of the Obligors where the Security Agent has consented to the disposal, to any third party, release such property from the security created pursuant to such Security Documents;

             (iii) perform all of its obligations under the Finance Documents, notwithstanding anything contained in this Agreement;

             (iv) subject to the proviso hereto and unless the express provisions of any such Security Document provide otherwise, if authorised by an Instructing Group, amend or vary the terms of or waive breaches of or defaults under, or otherwise excuse performance of any provision of, or grant consents under, this Agreement or any of the Security Documents, any such amendment, variation, waiver or consent so authorised to be binding on all the parties hereto and the Security Agent to be under no liability whatsoever in respect thereof provided that nothing in this sub-clause
                    (c)(iv) shall be taken to authorise, except with the prior consent of all the Banks:

                    (A) (without prejudice to sub-clause (c)(ii)) any amendment of any Security Document which would affect the nature or the scope of the property the subject of any security granted pursuant to the Security Documents; or

                    (B)   any change in this sub-clause (c);

             (v) place any of the Finance Documents and any other instruments, documents or deeds delivered to it pursuant to or in connection with any of the Finance Documents for the time being in its possession in any safe deposit, safe or receptacle selected by it or with any bank, any company whose business includes undertaking the safe custody of documents or any firm of lawyers of good repute and shall not be responsible for any loss thereby incurred;

             (vi) whenever it thinks fit, delegate by power of attorney or otherwise to any person or persons, or fluctuating body of persons, all or any of the rights, powers, authorities and discretions vested in it by any of the Finance Documents and such delegation may be made upon such terms and subject to such conditions (including the power to sub-delegate) and subject to such regulations as it may think fit and it shall not be bound to supervise, or be in any way responsible for any loss incurred by reason of any misconduct or default on the part of, any such delegate or sub-delegate;

             (vii) notwithstanding anything else herein contained, refrain from doing anything which would or might in its opinion be contrary to any relevant law of any jurisdiction or any relevant directive or regulation of any agency of any state or which would or might otherwise render it liable to any person, and may do anything which is, in its opinion, necessary to comply with any such law, directive or regulation;

             (viii) and every  attorney,  agent or other person  appointed by it under any of the Finance Documents may indemnify itself or himself out of the property secured pursuant to the Security Documents against all claims, demands, liabilities, proceedings, costs, fees, charges, losses and expenses incurred by any of them in relation to or arising out of the taking or holding of any of the security created pursuant to the Security Documents, the exercise or purported exercise of any of the rights, powers and discretions vested in any of them or any other matter or thing done or omitted to be done in connection with any of the Finance Documents or pursuant to any law or regulation (otherwise than as a result of its gross negligence or wilful misconduct);

             (ix) accept without enquiry, requisition or objection such right and title as each of the Obligors may have to the property belonging to it (or any part thereof) which is the subject matter of any of the security created pursuant to the Security Documents and shall not be bound or concerned to investigate or make any enquiry into the right or title of such Obligor to such property (or any part thereof) or, without prejudice to the foregoing, to require such Obligor to remedy any defect in its right or title as aforesaid; and

             (x) for all the purposes of this Agreement, be entitled to deal with each of the Banks by dealing exclusively with the Facility Agent and shall have no obligation (but shall be entitled) to deal directly with any Bank. Conversely, each Bank shall deal with the Security Agent exclusively through the Facility Agent and shall not deal directly with the Security Agent.

37.3   Agent's Obligations
       (a)   The Facility Agent shall:

             (i) promptly inform each Bank of the contents of any notice or document received by it in its capacity as Facility Agent from an Obligor hereunder;

             (ii) promptly notify each Bank of the occurrence of any Event of Default or any default by an Obligor in the due performance of or compliance with its obligations under this Agreement of which the Facility Agent has notice from any other party hereto;

             (iii) save as otherwise provided herein, act as agent hereunder in accordance with any instructions given to it by an Instructing Group, which instructions shall be binding on the Arranger and the Banks;

             (iv) promptly, upon request by any Bank, exercise its rights under Clause 23.8 (Other Financial Information); and

             (v) if so instructed by an Instructing Group, refrain from exercising any right, power or discretion vested in it as agent hereunder.

             The Facility Agent's duties under this Agreement are solely mechanical and administrative in nature.

       (b)   Security Agent's Obligations

       The Security Agent shall:

             (i) promptly inform the Facility Agent of the contents of any notice or document received by it, in its capacity as security agent from any of the Obligors under any of the Finance Documents;

             (ii) save as otherwise provided herein, act as security agent under the Finance Documents in accordance with any instructions given to it by an Instructing Group, which instructions shall be binding on all of the Banks;

             (iii) if so instructed by an Instructing Group, refrain from exercising any right, power or discretion vested in it as security agent under the Finance Documents; and

             (iv) promptly notify the Facility Agent of the occurrence of any Event of Default or any default by an Obligor in the performance of or compliance with its obligations under any Finance Document of which the Security Agent has received notice from any other party hereto.

37.4   Agents' Excluded Obligations
       Notwithstanding anything to the contrary expressed or implied herein, none of the Facility Agent, or as the case may be, the Security Agent, nor the Arranger shall:

       (a) be bound to enquire as to (i) whether or not any representation made or deemed to be made by an Obligor in connection herewith is true, (ii) the occurrence or otherwise of any Event of Default or Potential Event of Default, (iii) the performance by an Obligor of its obligations hereunder or (iv) any breach of or default by an Obligor of or under its obligations hereunder;

       (b) be bound to account to any Bank for any sum or the profit element of any sum received by it for its own account whether in connection with the Finance Documents or otherwise;

       (c) be bound to disclose to any other person any information relating to any member of the Group if (i) such person, on providing such information, expressly stated to the Facility Agent or, as the case may be, the relevant Security Agent or the Arranger, that such information was confidential or (ii) such disclosure would or might in its opinion constitute a breach of any law or be otherwise actionable at the suit of any person;

       (d) be under any obligations other than those for which express provision is made herein; or

       (e)   be or be deemed to be a fiduciary for any other party hereto.

37.5   Security Agent's Excluded Obligations
       The Security Agent shall:

       (a) without prejudice to the provisions of any of the Finance Documents, not be under any obligation to insure any property or to require any other person to maintain any such insurance and shall not be responsible for any loss which may be suffered by any person as a result of the lack of or inadequacy or insufficiency of any such insurance. Where the Security Agent is named on any insurance policy as an insured party, it shall not be responsible for any loss which may be suffered by reason of, directly or indirectly, its failure to notify the insurers of any material fact relating to the risk assumed by such insurers or any other information of any kind, unless any Finance Party shall have requested it to do so in writing and the Security Agent shall have failed to do so within 14 days thereafter; and

       (b)   not be liable for any failure:

             (i) to require the deposit with it of any deed or document certifying, representing or constituting the title of any of the Obligors to any of the property mortgaged, charged, assigned or otherwise encumbered by or pursuant to any of the Security Documents;

             (ii) to obtain any licence, consent or other authority for the execution, delivery, validity, legality, adequacy, performance, enforceability or admissibility in evidence of any of the Finance Documents;

             (iii) to register or notify any of the foregoing in accordance with the provisions of any of the documents of title of any of the Obligors;

             (iv) to effect or procure registration of or otherwise protect any of the security created pursuant to the Security Documents by registering the same under any applicable registration laws in any territory;

             (v) to take, or to require any of the Obligors to take, any steps to render any of the security created pursuant to the Security Documents effective or to secure the creation of any ancillary charge under the laws of any jurisdiction; or

             (vi) to require any further assurances in relation to any of the Security Documents.

37.6   Default Procedure
       (a) If an Event of Default or Potential Event of Default (for the purposes of this Clause 37.6, a "Default") occurs, the Facility Agent and the Security Agent shall, as soon as reasonably practicable after becoming aware of the same, notify the other parties hereto of such occurrence.

       (b) The Security Agent shall use reasonable endeavours to comply with the instructions of an Instructing Group as to the exercise or enforcement by it, following a Default, of any of the rights of the Banks and the Security Agent arising from the Finance Documents, upon and subject to the terms and conditions hereinafter appearing.

       (c) The Security Agent shall at any time after the occurrence of a Default be entitled (but not obliged) to request instructions from the Banks as to whether it should endeavour to enforce any of the rights of the Banks and the Security Agent arising from the Finance Documents and/or as to the manner in which it should endeavour to do so, and to convene a meeting of the Banks to discuss such matters.

       (d) The Security Agent will, on the written request of an Instructing Group made after the occurrence of a Default, convene a meeting of all the Banks but shall have no obligation to ensure that any Bank attends such a meeting.

37.7   Indemnification
       Each Bank shall, in its Proportion, from time to time on demand by the Facility Agent or the Security Agent as the case may be, indemnify the Facility Agent or the Security Agent as the case may be, against any and all costs, claims, losses, expenses (including legal fees) and liabilities together with any VAT thereon which the Facility Agent or the Security Agent as the case may be, may incur, otherwise than by reason of its own gross negligence or wilful misconduct, in acting in its capacity as facility agent or, as the case may be, security agent hereunder (other than any which have been reimbursed by the Original Borrower pursuant to Clause 32.1 (Original Borrower's Indemnity)).

37.8   Exclusion of Liabilities
       None of the Facility Agent or, as the case may be, the Security Agent or the Arranger accepts any responsibility:

       (a) for the adequacy, accuracy and/or completeness of the Bank Material or any other information supplied by the Facility Agent or, as the case may be, the Security Agent or the Arranger, by an Obligor or by any other person in connection herewith or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with any of the Finance Documents;

       (b) for the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents or any other agreement,
             arrangement  or  document   entered
             into, made or executed in anticipation of, pursuant to or in connection with this Agreement; or

       (c) for the exercise of, or the failure to exercise, any judgement, discretion or power given to any of them by or in connection with the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with this Agreement.

       Accordingly, none of the Facility Agent or, the Security Agent as the case may be, and the Arranger shall be under any liability in respect of such matters, save in the case of gross negligence or wilful misconduct.

37.9   No Actions
       Each of the Banks agrees that it will not assert or seek to assert against any director, officer or employee of the Facility Agent or, the Security Agent, as the case may be, or any Arranger any claim it might have against any of them in respect of the matters referred to in Clause 37.8 (Exclusion of Liabilities).

37.10  Business with the Group
       The Facility Agent and the Arranger may accept deposits from, lend money to and generally engage in any kind of banking or other business with any Obligor, or, in the case of the Facility Agent and the Arranger, with any member of the Group.

37.11  Resignation
       Each Agent may (after consultation with the Original Borrower) resign its appointment hereunder at any time without assigning any reason therefore by giving not less than thirty days prior notice to that effect to each of the other parties hereto, provided that no such resignation shall be effective until a successor for such Agent is appointed in accordance with the succeeding provisions of this Clause 37.

37.12  Removal of an Agent
       An Instructing Group may (after consultation with the Original Borrower) remove the Facility Agent from its role as facility agent hereunder or the Security Agent from its role as security agent hereunder by giving notice to that effect to each of the other parties hereto. Such removal shall take effect only when a successor to the Facility Agent or, as the case may be, the Security Agent is appointed in accordance with the terms hereof.

37.13  Successor Agents
       If the Facility Agent or, as the case may be, the Security Agent, gives notice of its resignation pursuant to Clause 37.11 (Resignation) or the Facility Agent or, as the case may be, the Security Agent is removed pursuant to Clause 37.12 (Removal of an Agent) then any reputable and experienced bank or other financial institution may be appointed (after consultation with the Original Borrower) as a successor to the Facility Agent or, as the case may be, the Security Agent by an Instructing Group during the period of such notice but, if no such successor is so appointed, the Facility Agent or, as the case may be, the Security Agent (after consultation with the Original Borrower) may appoint such a successor itself.

37.14  Rights and Obligations
       If a successor to the Facility Agent or the Security Agent is appointed under the provisions of Clause 37.13 (Successor Agents), then (a) the retiring or departing Facility Agent or, as the case may be, Security Agent shall be discharged from any further obligation hereunder but shall remain entitled to the benefit of the provisions of this Clause 37 and
       (b) its successor and each of the other parties hereto shall have the same rights and obligations amongst themselves as they would have had if such successor had been a party hereto.

37.15  Own Responsibility
       It is understood and agreed by each Bank that at all times it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into all risks arising under or in connection with the Finance Documents including, but not limited to:

       (a) the financial condition, creditworthiness, condition, affairs, status and nature of each member of the Group;

       (b) the legality, validity, effectiveness, adequacy and enforceability of this Agreement and any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with this Agreement;

       (c) whether such Bank has recourse, and the nature and extent of that recourse, against an Obligor or any other person or any of their respective assets under or in connection with this Agreement, the transactions herein contemplated or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with this Agreement;

       (d) the adequacy, accuracy and/or completeness of the Bank Material and any other information provided by the Facility Agent or by the Security Agent, as the case may be, or the Arranger, or an Obligor, or by any other person in connection with the Finance Documents, the transactions contemplated herein or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with this Agreement;

       (e) the adequacy, accuracy or completeness of any communication delivered to it under any of the Finance Documents, any legal or other opinions, reports, valuations, certificates, appraisals or other documents delivered or made or required to be delivered or made at any time in connection with any of the Finance Documents, any security to be constituted thereby or any other report or other document, statement or information circulated, delivered or made, whether orally or otherwise and whether before, on or after the date of this Agreement;

       (f)   the  due  execution,   delivery,   validity,   legality,  adequacy,
             suitability,   performance,   enforceability  or  admissibility  in
             evidence  of any of the  Finance

             Documents or any other document referred to in sub-clause (e) or of any guarantee, indemnity or security given or created thereby or any obligations imposed thereby or assumed thereunder; and

       (g) the ownership, value or sufficiency of any property the subject of any security created pursuant to the Security Documents, the priority of any of the security created pursuant to the Security Documents, the right or title of any person in or to any property comprised therein or the existence of any encumbrance affecting the same,

       Accordingly, each Bank acknowledges to the Facility Agent and the Arranger that it has not relied on and will not hereafter rely on the Facility Agent or the Arranger in respect of any of these matters.

37.16  Banks' Mandatory Cost Details
       Each Bank will supply the Facility Agent with such information and in such detail as the Facility Agent may require in order to calculate the Mandatory Cost Rate in accordance with Schedule 12 (Mandatory Costs).

37.17  Agency Division Separate
       In acting as agent hereunder for the Banks, each Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments and, notwithstanding the foregoing provisions of this Clause 37, any information received by some other division or department of any Agent may be treated as confidential and shall not be regarded as having been given to the Agent's agency division.

38.    ASSIGNMENTS AND TRANSFERS

38.1   Binding Agreement
       The Finance Documents shall be binding upon and enure to the benefit of each party hereto and its or any subsequent successors and Transferees.

38.2   No Assignments and Transfers by the Obligors
       No Obligor shall be entitled to assign or transfer all or any of its rights, benefits and obligations under the Finance Documents.

38.3   Assignments and Transfers by Banks
       Any Bank may, at any time, assign all or any of its rights and benefits under the Finance Documents in accordance with Clause 38.4 (Assignments by Banks) or transfer in accordance with Clause 38.5 (Transfers by Banks) all or any of its rights, benefits and obligations under the Finance Documents to a bank or financial institution provided that:

       (a)   in relation to the Tranche A Facility:

             (i) such assignment or transfer will be in a minimum amount of EUR500,000;

             (ii) such assignment or transfer will not, as a consequence of laws or regulations in force at that time, result in any amount being required to be prepaid under Clause 20 (Illegality); and

             (iii) the proposed assignee(s) or transferee(s) would not be entitled to receive any greater payment under Clause 17 (Taxes) or Clause 19 (Increased Costs) than the assigning or transferring Bank would have been entitled to receive as of such date under such Clauses with respect to the rights, benefits and/or obligations assigned or transferred (unless such assigning or transferring Bank has in respect of the rights and benefits to be assigned or rights, benefits and obligations to be transferred previously complied with a request made pursuant to Clause 21 (Mitigation); and

       (b)   in relation to the Tranche B Facility:

             (i) such Bank shall comply with any transfer or substitution requirements applicable to a Performance Bond;

             (ii) no such assignment or transfer may be made without the consent of the Beneficiary; and

             (iii) such assignment or transfer will be a pro rata assignment or transfer of each Performance Bond issued by such Tranche B Bank and will be in a minimum amount of EUR3,000,000,

       and no Obligor shall be obliged to pay any amount hereunder which it would not have been obliged to pay as a result of any assignment or transfer by any Bank which does not comply with the requirements of this Clause 38.3.

38.4   Assignments by Banks
       If any Bank assigns all or any of its rights and benefits under the Finance Documents in accordance with Clause 38.3 (Assignments and Transfers by Banks), then, unless and until the assignee has delivered a notice to the Facility Agent and the Security Agent confirming in favour of the Facility Agent, the Security Agent, the Arranger, the other Banks and the Obligors that it shall be under the same obligations towards each of them as it would have been under if it had been an original party hereto as a Bank (whereupon such assignee shall become a party hereto as a "Bank"), the Facility Agent, the Security Agent, the Arranger, the other Banks and the Obligors shall not be obliged to recognise such assignee as having the rights against each of them which it would have had if it had been such a party hereto.

38.5   Transfers by Banks
       If any Bank wishes to transfer all or any of its rights, benefits and/or obligations under the Finance Documents as contemplated in Clause 38.3 (Assignments and Transfers by Banks), then such transfer shall be effected by the delivery to the Facility Agent and the Security Agent of a duly completed Transfer Certificate executed by such Bank and the relevant Transferee in which event, on the later of the Transfer Date specified in such Transfer Certificate and the fifth Business Day after (or such earlier Business Day endorsed by the Facility Agent on such Transfer Certificate falling on or after) the date of delivery of such Transfer Certificate to the Facility
       Agent:

       (a) to the extent that in such Transfer Certificate the Bank party thereto seeks to transfer by novation its rights, benefits and obligations under the Finance Documents, each of the Obligors and such Bank shall be released from further obligations towards one another under the Finance Documents and their respective rights against one another shall be cancelled (such rights and obligations being referred to in this Clause 38.5 as "discharged rights and obligations");

       (b) each of the Obligors and the Transferee party thereto shall assume obligations towards one another and/or acquire rights against one another which differ from such discharged rights and obligations only insofar as such Obligor and such Transferee have assumed and/or acquired the same in place of such Obligor and such Bank;

       (c) the Facility Agent, the Security Agent, the Arrangers, such Transferee and the other Banks shall acquire the same rights and benefits and assume the same obligations between themselves as they would have acquired and assumed had such Transferee been an original party hereto as a Bank with the rights, benefits and/or obligations acquired or assumed by it as a result of such transfer and to that extent the Facility Agent, the Security Agent, the Arrangers and the relevant Bank shall each be released from further obligations to each other under the Finance Documents; and

       (d)   such Transferee shall become a party hereto as a "Bank".

38.6   Assignment and Transfer Fees
       On the date upon which an assignment takes effect pursuant to Clause 38.4 (Assignments by Banks) or a transfer takes effect pursuant to Clause 38.5 (Transfers by Banks) the relevant assignee or Transferee shall pay to the Facility Agent for its own account a fee of EUR1,250.

38.7   Disclosure of Information
       Any Bank may disclose to any person:

       (a) to (or through) whom such Bank assigns or transfers (or may potentially assign or transfer) all or any of its rights, benefits and obligations hereunder;

       (b) with (or through) whom such Bank enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, this Agreement or any Obligor; or

       (c) to whom information may be required to be disclosed by any applicable law,

       such information about any Obligor or the Group and this Agreement as such Bank shall consider appropriate (acting reasonably) provided that, in relation to sub-clauses

       (a) and (b), the person to whom such information is to be given has entered into a Confidentiality Undertaking.

38.8   Notification
       The Facility Agent shall within seven days of receiving a Transfer Certificate or within seven days of receiving any notice of assignment notify the Original Borrower of any assignment or transfer completed pursuant to this Clause 38.

39.    ADDITIONAL BORROWERS

39.1   Request for Additional Borrower
       The Original Borrower may request that any of its wholly-owned, Spanish subsidiaries become an Additional Borrower by delivering to the Facility Agent a Borrower Accession Memorandum duly executed by the Original Borrower and such subsidiary, together with the documents and other evidence listed in Schedule 10 (Additional Conditions Precedent) in relation to such subsidiary.

39.2   Borrower Conditions Precedent
       A company, in respect of which the Original Borrower has delivered a Borrower Accession Memorandum to the Facility Agent, shall become an Additional Borrower and assume all the rights, benefits and obligations of a Borrower as if it had been an Original Borrower on the date on which the Facility Agent notifies the Original Borrower that:

       (a) an Instructing Group accepts the Original Borrower's request in respect of such subsidiary; and

       (b) the Facility Agent has received, in form and substance satisfactory to it (acting reasonably), all documents and other evidence listed in Schedule 10 (Additional Conditions Precedent) in relation to such subsidiary, unless on such date an Event of Default is continuing or would occur as a result of such subsidiary becoming an Additional Borrower.

39.3   Resignation of a Borrower
       If at any time a Borrower (other than the Original Borrower) is under no actual or contingent obligation as a Borrower under or pursuant to any Finance Document, the Original Borrower may request that such Borrower shall cease to be a Borrower by delivering to the Facility Agent a Resignation Notice. Such Resignation Notice shall be accepted by the Facility Agent on the date on which it notifies (which it shall do promptly) the Original Borrower that it is satisfied (acting reasonably) that such Borrower is under no such actual or contingent obligation under or pursuant to any Finance Document and such Borrower shall immediately cease to be a Borrower and shall have no further rights, benefits or obligations as a Borrower under the Finance Documents save for accrued claims.

40.    ADDITIONAL GUARANTORS

40.1   Request for Additional Guarantor
       The Original Borrower may request that any of its subsidiaries become an Additional Guarantor by delivering to the Facility Agent a Guarantor
       Accession Memorandum duly executed by the Original Borrower and such subsidiary, together with the documents and other evidence listed in
       Schedule 10 (Additional Conditions Precedent) in relation to such subsidiary.

40.2   Guarantor Conditions Precedent
       A company, in respect of which the Original Borrower has delivered a Guarantor Accession Memorandum to the Facility Agent, shall became an Additional Guarantor and assume all the rights, benefits and obligations of a Guarantor as if it had been an original party hereto as a Guarantor on the date on which the Facility Agent notifies the Original Borrower that it has received, in form and substance satisfactory to it (acting reasonably), all the documents and other evidence listed in Schedule 10 (Additional Conditions Precedent).

40.3   Resignation of a Guarantor
       The Original Borrower may request that a Guarantor (other than the Original Borrower) ceases to be a Guarantor by delivering to the Facility Agent a Resignation Notice. The Facility Agent shall accept such Resignation Notice and notify the Original Borrower of its acceptance (whereupon such Guarantor shall immediately cease to be a Guarantor and shall have no further rights, benefits or obligations under the Finance Documents save for those which arose prior to such date) if an Instructing Group has consented to such request, unless on such date an Event of Default or Potential Event of Default is continuing or would occur as a result of such cessation, and shall instruct the Security Agent to take all steps necessary for the release of any security given by such Guarantor to the Security Agent on behalf of the Banks.

41.    REPLACEMENT TRANCHE B BANKS

41.1   Request for Replacement Tranche B Bank
       The Original Borrower together with any Tranche B Bank which is a party to this Agreement as at the date hereof (an "Existing Tranche B Bank") may request that a bank or financial institution (which has so agreed) become a Tranche B Bank (a "Replacement Tranche B Bank") as a replacement for such Existing Tranche B Bank hereunder by delivering a Tranche B Bank Accession Memorandum duly executed by the Original Borrower, the relevant Existing Tranche B Bank and the relevant Replacement Tranche B Bank and a Tranche B Resignation Request duly executed by the Original Borrower and the relevant Existing Tranche B Bank to the Facility Agent.

41.2   Accession of Replacement Tranche B Bank
       Subject to Clause 41.1 (Request for Replacement Tranche B Bank) and Clause 41.3 (Release of Existing Tranche B Bank) upon receipt of a duly executed Tranche B Bank Accession Memorandum and a duly executed Tranche B Resignation Request by the Facility Agent, such Replacement Tranche B Bank shall become a party hereto as a

       Tranche B Bank with all the rights, benefits and obligations of a Tranche B Bank hereunder.

41.3   Release of Existing Tranche B Bank
       Subject to Clause 41.1 (Request for Replacement Tranche B Bank) and Clause 41.2 (Accession of Replacement Tranche B Bank) upon the release by the Beneficiary of an Existing Tranche B Bank and the notification of the same to the Facility Agent, such Existing Tranche B Bank shall be discharged from all of its obligations hereunder and have all of its rights hereunder cancelled provided that such discharge and cancellation shall be conditional on the Beneficiary having accepted the issue to it of a Replacement Performance Bond by the Replacement Tranche B Bank.

41.4   Co-ordination and Consultation
       The Original Borrower, the Existing Tranche B Bank and the Replacement Tranche B Bank will co-operate and co-ordinate to facilitate the matters contemplated by this Clause 41 including any approach to, or discussions with, the Beneficiary.

42.    CALCULATIONS AND EVIDENCE OF DEBT

42.1   Basis of Accrual
       Any interest, commission, Performance Bond Commission or fee accruing hereunder will accrue from day to day and is calculated on the basis of actual number of days elapsed and a year of 360 days or, in any case where market practice differs, in accordance with market practice.

42.2   Quotations
       If on any occasion a Reference Bank or Bank fails to supply the Facility Agent with a quotation required of it under the foregoing provisions of this Agreement, the rate for which such quotation was required shall be determined from those quotations which are supplied to the Facility Agent, provided that, in relation to determining EURIBOR, this Clause
       42.2 shall not apply if only one Reference Bank supplies a quotation.

42.3   Evidence of Debt
       Each Bank shall maintain in accordance with its usual practice accounts evidencing the amounts from time to time lent by and owing to it hereunder.

42.4   Control Accounts
       The Facility Agent shall maintain on its books a control account or accounts in which shall be recorded (a) the amount of any Tranche A Advance or any Unpaid Sum (or, as applicable, Performance Bond) and each Bank's share therein, (b) the amount (as applicable) of all principal, interest and other sums due or to become due from an Obligor and each Bank's share therein and (c) the amount of any sum received or recovered by the Facility Agent hereunder and each Bank's share therein.

42.5   Prima Facie Evidence
       In any legal action or proceeding arising out of or in connection with this Agreement, the entries made in the accounts maintained pursuant to Clause 42.3 (Evidence of Debt) and Clause 42.4 (Control Accounts) shall be prima facie evidence of the existence and amounts of the specified obligations of the Obligors.

42.6   Certificates of Banks
       A certificate of a Bank as to (a) the amount by which a sum payable to it hereunder is to be increased under Clause 17.1 (Tax Gross-up), (b) the amount for the time being required to indemnify it against any such cost, payment or liability as is mentioned in Clause 17.2 (Tax Indemnity) or Clause 19.1 (Increased Costs) or Clause 32.1 (Original Borrower's
       Indemnity) or (c) the amount of any credit, relief, remission or repayment as is mentioned in Clause 18.3 (Tax Credit Payment) shall, in the absence of manifest error, be prima facie evidence of the existence and amounts of the specified obligations of the Obligors.

42.7   Facility Agent's Certificates
       A certificate of the Facility Agent as to the amount at any time due from a Borrower or the Original Borrower hereunder or the amount which, but for any of the obligations of such Borrower or the Original Borrower hereunder being or becoming void, voidable, unenforceable or ineffective, at any time would have been due from such Borrower hereunder shall, in the absence of manifest error, be conclusive for the purposes of Clause 28 (Guarantee and Indemnity).

42.8   Spanish Civil Procedural Requirements
       For the purposes of Article 572.2 of the Spanish Civil Procedural Law (Ley de Enjuiciamiento civil), all parties expressly agree that the exact amount due at any time by any Borrower to the Banks will be the amount specified in a certificate issued by the Facility Agent as representative of the Banks reflecting the balance of the control accounts referred to in Clause 42.4 (Control Accounts). This amount will be considered as liquid, due and payable, provided that the certificate has been formalised in a public deed authorised by or attested to by a notary public.

43.    REMEDIES AND WAIVERS, PARTIAL INVALIDITY

43.1   Remedies and Waivers
       No failure to exercise, nor any delay in exercising, on the part of any Finance Party, any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

43.2   Partial Invalidity
       If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions thereof nor the legality, validity or enforceability of such provision under the law of any other jurisdiction shall in any way be affected or impaired thereby.

44.    NOTICES

44.1   Communications in Writing
       Each communication to be made under the Finance Documents shall be made in writing and, unless otherwise stated, shall be made by fax or letter.

44.2   Addresses
       Any communication or document to be made or delivered pursuant to the Finance Documents shall (unless the recipient of such communication or document has, by fifteen days written notice to the Facility Agent, specified another address or fax number) be made or delivered to the address or fax number:

       (a) in the case of the Original Obligors, the Facility Agent and the Security Agent, identified with its name below;

       (b) in the case of each Bank, notified in writing to the Facility Agent prior to the date hereof (or, in the case of a Transferee at the end of the Transfer Certificate to which it is a party as Transferee or assignee in the relevant notice of assignment); and

       (c) in the case of each acceding Obligor, in the relevant Accession Memorandum,

       provided that any Bank with two or more Facility Offices shall specify its main address and fax number for the purpose of notices.

44.3   Delivery
       Any communication or document to be made or delivered by one person to another pursuant to the Finance Documents shall:

       (a) if by way of fax, be deemed to have been received when transmission has been completed; and

       (b) if by way of letter, be deemed to have been delivered when left at the relevant address or, as the case may be, ten days after being deposited in the post with prepaid postage in an envelope addressed to it at such address, provided that any communication or document to be made or delivered to the Facility Agent shall be effective only when received by its agency division and then only if the same is expressly marked for the attention of the department or officer identified with the Facility Agent's signature below (or such other department or officer as the Facility Agent shall from time to time specify for this purpose).

44.4   Notification of Changes
       Promptly upon receipt of notification of a change of address or fax number pursuant to Clause 44.2 (Addresses) or any change of any Facility Office or changing its own address or fax number, the Facility Agent shall notify the Original Borrower of such change.

44.5   English Language
       Each communication and document made or delivered by one party to another pursuant to the Finance Documents shall be in the English language or accompanied by a translation thereof into English certified (by an officer of the person making or delivering the same) as being a true and accurate translation thereof save that communications between any Obligor and the Security Agent which are in Spanish and are not intended for general distribution to the Banks need not be accompanied by a translation into English.

44.6   Deemed Receipt by the Obligors
       Any communication or document made or delivered to the Original Borrower in accordance with Clause 44.3 (Delivery) shall be deemed to have been made or delivered to each of the Obligors.

45.    COUNTERPARTS

       This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

46.    AMENDMENTS

46.1   Amendments
       If the Facility Agent has the prior consent of an Instructing Group, the Facility Agent and the Obligors may from time to time agree in writing to amend the Finance Documents or to waive, prospectively or retrospectively, any of the requirements of the Finance Document and any amendments or waivers so agreed shall be binding on all the Finance Parties, provided that no such waiver or amendment shall subject any Finance Party hereto to any new or additional obligations without the consent of such Finance Party.

46.2   Amendments Requiring the Consent of all the Banks
       An amendment or waiver which relates to:

       (a)   Clause 36 (Sharing) or this Clause 46;

       (b) a change in the amount or currency of any payment of interest, fees or any other amount payable hereunder to any Finance Party or deferral of the date for payment thereof;

       (c)   the definition of Business or Instructing Group;

       (d) any provision which contemplates the need for the consent or approval of all the Banks;

       (e)   the charging provisions of the Security Documents; or

       (f) the Facility Agent's or the Security Agent's rights under the Finance Documents or imposes any additional obligation on the Arranger, the Facility Agent or the Security Agent under the Finance Documents, shall not be made without the prior consent of all the Banks.

46.3 Amendments Requiring the Consent of all the Tranche A Banks An amendment or waiver which relates to:

       (a) a change in the principal amount of or currency of any Tranche A Advance, or deferral of any Term Repayment Date; or

       (b)   a decrease in the Applicable Margin,

       shall not be made without the prior consent of all the Tranche A Banks.

46.4 Amendments Requiring the Consent of all the Tranche B Banks An amendment or waiver which relates to:

       (a) a decrease in the rate or change of payment terms of the Performance Bond Commission; or

       (b)   Clause 15.8 (31 March 2004),

       shall not be made without the prior consent of all the Tranche B Banks.

46.5   Exceptions
       Notwithstanding any other provisions hereof, the Facility Agent shall not be obliged to agree to any such amendment or waiver if the same would:

       (a) amend or waive this Clause 46, Clause 30 (Costs and Expenses) or Clause 37 (The Agents, the Arranger and the Banks); or

       (b) otherwise amend or waive any of the Facility Agent's rights hereunder or subject the Facility Agent or the Arranger to any additional obligations hereunder.

46.6   Failure to Respond
       For the purposes of this Clause 46, if a Bank does not, within 10 Business Days of the Facility Agent requesting an amendment, respond to such request or contact the Facility Agent confirming that it will respond to such request, such Bank's share of the Tranche B Outstandings or, as the case may be, the Tranche A Loan shall be disregarded by the Facility Agent when determining whether such Banks which have consented to such amendment constitute an Instructing Group.

46.7   Amendment to Correct Manifest Error
       The Facility Agent may agree with the Original Borrower (acting on behalf of each of the Obligors) any amendment to or the modification of the provisions of any of the Finance Documents, or any schedule thereto, which is necessary to correct a manifest error.

46.8   Amendment by Original Borrower
       The Original Borrower (acting on behalf of each of the Obligors), may agree any amendment or modification to the provisions of any of the Finance Documents or any schedule thereto, or grant any waiver or consent in relation thereto. Nothing in this Clause 46.8 shall prejudice the right of the Facility Agent to require all of the Obligors to agree any such amendment, modification, waiver or consent, if, in the reasonable opinion of the Facility Agent, such agreement is necessary in order to ensure that such amendment, modification, waiver or consent shall be in full force and effect.

47.    GOVERNING LAW

       This Agreement shall be governed by English law.

48.    JURISDICTION

48.1   English Courts
       The courts of England have exclusive jurisdiction to settle any dispute (a "Dispute") arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement or the consequences of its nullity).

48.2   Convenient Forum
       The parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes between them and, accordingly, that they will not argue to the contrary.

48.3   Non-exclusive Jurisdiction
       This Clause 48 is for the benefit of the Finance Parties only. As a result and notwithstanding Clause 48.1 (English Courts), it does not prevent any Finance Party from taking proceedings relating to a Dispute ("Proceedings") in any other courts with jurisdiction.

48.4   Service of Process
       (a) Each Original Obligor agrees that the documents which start any Proceedings in the courts of England and any other documents required to be served in relation to those Proceedings may be served on it by being delivered to the Parent at its registered office.

       (b) If any Original Obligor ceases to have a place of business in Great Britain or, as the case may be, the appointment of the person mentioned in this Clause 48.4 ceases to be effective, the relevant Original Obligor shall immediately appoint another person in
             England to accept service of process on its behalf in England. If an Original Obligor fails to do so (and such failure continues for a period of not less than fourteen days), the Facility Agent shall be entitled to appoint such a person by notice to such Original Obligor. Nothing contained herein shall restrict the right to serve process in any other manner allowed by law. This Clause 48.4 applies to Proceedings in England and to Proceedings elsewhere.

       (c) The Parent accepts its appointment as service of process agent as set out in sub-clause (a).

48.5   Waiver of Immunity
       Each Obligor waives generally all immunity it or its assets or revenues may otherwise have in any jurisdiction, including immunity in respect of:

       (a) the giving of any relief by way of injunction or order for specific performance or for the recovery of assets or revenues; and

       (b) the issue of any process against its assets or revenues for the enforcement of a judgment or, in an action in rem, for the arrest, detention or sale of any of its assets and revenues.

                                   SCHEDULE 1

                              The Original Parties


                                     Part B
                                  The Obligors



Name of Original Borrower                      Registration details or

                                               Registered no.


Jazz Telecom, S.A.                             Registered at the Commercial
                                                   Registry of Madrid in Volume
                                                   12.606, Sheet 144, Page
                                                M-201.552, First Entry








Name of Original Guarantor                     Registration details or
                                                  Registered no.

Jazz Telecom, S.A.                             Registered at the Commercial
                                                   Registry of Madrid in Volume
                                                   12.606, Sheet 144, Page
                                               M-201.552, First Entry


Jazztel plc                                    3597184

Adatel Telecomunicaciones, S.A.                Registered at the Commercial
                                                   Registry of Madrid in Volume
                                               15.942, Page 25, Section 8, Sheet
                                               M-269.527

                                     Part C
                             (1) The Tranche A Banks

Tranche A Bank                                              Tranche A Commitment
                                                                           (EUR)
Banco Espirito Santo S.A., Lisbonne, Succursale de Lausanne         2,294,005.30
Banco Espirito Santo, S.A.                                          1,129,883.21
Bayerische Hypo-und Vereinsbank AG London Branch                    3,423,888.51
Credit Lyonnais, S.A.                                               3,423,888.51
Credit Suisse First Boston International                            3,423,888.51
Entenial                                                            3,423,888.51
The Governor and Company of the Bank of Scotland                    3,423,888.51
ING Bank N.V.                                                       3,423,888.51
General Electric Capital Corporation                                2,910,305.14
ABC International Bank plc                                          1,711,944.00
J.P. Morgan Europe Limited                                          1,410,531.29
Total                                                              30,000,000.00


                                     Part B
                             (2) The Tranche B Banks

Tranche B Bank                             Outstandings - Envelope 2 Performance
                                                       Bonds (EUR)
JP Morgan Bank, S.A. (formerly The Chase              4,225,404.00
Manhattan Bank C.M.B., S.A.)
Dresdner Bank AG Sucursal en Espana                   4,225,404.00
Caja de Ahorros de Castilla la Mancha                 3,750,000.00
Barclays Bank, S.A.                                   3,125,000.00


Tranche B Bank                             Outstandings - Envelope 3 Performance
                                                       Bonds (EUR)
JP Morgan Bank, S.A. (formerly The Chase             2,535,243.00
Manhattan Bank C.M.B., S.A.)

Dresdner Bank AG Sucursal en Espana                  2,535,243.00
Caja de Ahorros de Castilla la Mancha                2,250,000.00
Barclays Bank, S.A.                                  1,875,000.00

                                   SCHEDULE 2
                          FORM OF TRANSFER CERTIFICATE

To:      [         ]


                              TRANSFER CERTIFICATE

relating to the agreement (as from time to time amended, varied, novated or supplemented, the "Credit Agreement") dated 6 April 2001 as amended and restated by an amendment agreement dated 5 November 2002 whereby a term facility together with a performance bond facility were made available to a group of borrowers including Jazz Telecom, S.A. by a group of banks on whose behalf J.P. Morgan Europe Limited acted as facility agent in connection therewith.

1. Terms defined in the Credit Agreement shall, subject to any contrary indication, have the same meanings herein. The terms Bank, Transferee and Portion Transferred are defined in the schedule hereto.

2. The Bank (a) confirms that the details in the schedule hereto under the heading "Tranche A Bank's Participation in the Tranche A Facility", or, as the case may be, "Tranche B Bank's Participation in Performance Bonds" accurately summarise its participation in the Credit Agreement and the Interest Period of any existing Tranche A Advances and (b) requests the Transferee to accept and procure the transfer by novation to the Transferee of the Portion Transferred (specified in the schedule hereto) of its participation in such Tranche A Advance(s) or, in the case of a Tranche B Bank, its participation in the Performance Bonds by counter-signing and delivering this Transfer Certificate to the Facility Agent at its address for the service of notices specified in the Credit Agreement.

3. The Transferee hereby requests the Facility Agent to accept this Transfer Certificate as being delivered to the Facility Agent pursuant to and for the purposes of Clause 38.5 (Transfers by Banks) of the Credit Agreement so as to take effect in accordance with the terms thereof on the Transfer Date or on such later date as may be determined in accordance with the terms thereof.

4. The Transferee confirms that it has received a copy of the Credit Agreement together with such other information as it has required in connection with this transaction and that it has not relied and will not hereafter rely on the Bank to check or enquire on its behalf into the legality, validity, effectiveness, adequacy, accuracy or completeness of any such information and further agrees that it has not relied and will not rely on the Bank to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Obligors.

5. The Transferee hereby undertakes with the Bank and each of the other parties to the Credit Agreement that it will perform in accordance with their terms all those obligations which by the terms of the Finance Documents will be assumed by it after delivery of this Transfer Certificate to the Facility Agent and satisfaction of the conditions (if any) subject to which this Transfer Certificate is expressed to take effect.

6. The Bank makes no representation or warranty and assumes no responsibility with respect to the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents or any document relating thereto and assumes no responsibility for the financial condition of the Obligors or for the performance and observance by the Obligors of any of their obligations under the Finance Documents or any document relating thereto and any and all such conditions and warranties, whether express or implied by law or otherwise, are hereby excluded.

7. The Bank hereby gives notice that nothing herein or in the Finance Documents (or any document relating thereto) shall oblige the Bank to (a) accept a re-transfer from the Transferee of the whole or any part of its rights, benefits and/or obligations under the Finance Documents transferred pursuant hereto or (b) support any losses directly or indirectly sustained or incurred by the Transferee for any reason whatsoever including the non-performance by an Obligor or any other party to the Finance Documents (or any document relating thereto) of its obligations under any such document. The Transferee hereby acknowledges the absence of any such obligation as is referred to in (a) or (b) above.

8. This Transfer Certificate and the rights, benefits and obligations of the parties hereunder shall be governed by and construed in accordance with English law.

                                  THE SCHEDULE

1.       Bank:

2.       Transferee:

3.       Transfer Date:

4.       [Tranche A Bank's Participation in the Tranche A Facility:]

         Portion Transferred  [       ]        Interest Period [              ]

5.       [Tranche B Bank's Participation in Performance Bonds:]**

         Portion Transferred [        ]

[Transferor Bank]                                   [Transferee Bank]

By:                                                 By:

Date:                                               Date:


** Delete if not a Tranche B Bank

 _____________________________________________________________________________

                      ADMINISTRATIVE DETAILS OF TRANSFEREE

Address:

Contact Name:

Account for Payments
in euros:

Fax:

Telephone:

Credit Contact Name:

Fax:

Telephone:

**Any Transferor Bank and any Transferee Bank must take all steps, execute all documents and do all other things (including notarisation) as may be necessary under applicable law to ensure that upon any assignment or transfer of rights and/or obligations hereunder, the Transferor's rights under the Security Documents are assigned and/or transferred to the Transferee.

                                   SCHEDULE 3


                            INTENTIONALLY LEFT BLANK

                                   SCHEDULE 4
                              CONDITIONS SUBSEQUENT

1. Payment of the taxes required to be paid to record the Mortgage over Intellectual Property in the registry of movable mortgages and filing of the Mortgage over Intellectual Property at the said registry.

2. Registration of a "Folleto Informativo Completo" in respect of the new shares to be issued by the Parent and a "Folleto Reducido" in respect of the Convertible Bonds to be issued by the Parent as part of the Financial Restructuring with the Comision Nacional del Mercado de Valores.

3. Delivery of the order of the Court sanctioning the Scheme to the Registrar of Companies.

4. A copy of newly executed management contracts and revised management incentive programmes required pursuant to Clause 2.3 (Conditions Subsequent) of this Agreement (in substantially the same terms as the outline terms of management contracts and revised management incentive programmes provided in accordance with Schedule 2 (Conditions Precedent) of the Amendment Agreement).

                                   SCHEDULE 5

                           FORM OF UTILISATION REQUEST

From:             [Original Borrower]

To:               [Facility Agent]

Dated:

Dear Sirs,

1. We refer to the agreement (the "Credit Agreement") dated 6 April 2001 as amended and restated by an amendment agreement dated 5 November 2002 and made between a group of borrowers including Jazz Telecom, S.A., J.P. Morgan Europe Limited as facility agent and the financial institutions named therein as Banks. Terms defined in the Credit Agreement shall have the same meaning in this notice.

2.     This notice is irrevocable.

3. We hereby give you notice that, pursuant to the Credit Agreement and on the Issue Date, we wish a Replacement Tranche B Bank to issue an [Envelope 2 Performance Bond/Envelope 3 Performance Bond] for an amount of EUR[ ]] upon the terms and subject to the conditions contained therein.

4. We confirm that, at the date hereof, the Repeated Representations are true in all material respects and no Event of Default or Potential Event of Default is continuing or would result from such Utilisation.

5. The Performance Bond should be in favour of the Ministry of Science and Technology (Ministerio de Ciencia y Tecnologia) in the form attached and
       delivered to [          ].

                                Yours faithfully

                          .............................
                              Authorised Signatory
                              for and on behalf of
                           [Name of Original Borrower]

                                   SCHEDULE 6

                              EXISTING ENCUMBRANCES

Name of Original Obligor                 Details of Encumbrance and Indebtedness

Jazz Telecom, S.A.                       Pledge over account number 2100 0600 82
                                         0300162628 held with La Caixa.

                                         Account balance EUR625,680.75.

                                   SCHEDULE 7

                    FORM OF DIRECTORS' COMPLIANCE CERTIFICATE

To:      [Facility Agent]



Date:

Dear Sirs,

[Annual   Statements/Quarterly   statements   Monthly  cash  balance  reporting]
Compliance Certificate

We refer to an agreement (the "Credit Agreement") dated 6 April 2001 as amended and restated by an amendment agreement dated 5 November 2002 and made between a group of borrowers including Jazz Telecom, S.A., J.P. Morgan Europe Limited as facility agent, the financial institutions defined therein as Banks and others.

Terms defined in the Credit Agreement shall bear the same meaning herein.

We confirm that:

1.       [Annualised Direct Access Revenue is EUR [   ] million.]

2.       [Annualised Adjusted EBITDA is EUR [    ] million.]

3.       [The number of Provisioned DSL Customers is [     ]. ]

4.       [The cash balance of

         (a)      the Cash Accounts;

         (b)      the English Secured Cash Account; and

         (c)      the Spanish Secured Cash Accounts,

         are as stated in the attached Schedule hereto.]

Signed:

                  ...............                       ...............
                  Director                              Director
                  for and on behalf of                  for and on behalf of
                  the Original Borrower                 the Original Borrower

                                   SCHEDULE 8

                      FORM OF BORROWER ACCESSION MEMORANDUM

To:      [Facility Agent]

From:    [Subsidiary]

         and

         [Original Borrower]



Dated:

Dear Sirs,

1. We refer to an agreement (the "Credit Agreement") dated 6 April 2001 as amended and restated by an amendment agreement dated 5 November 2002 and made between a group of borrowers including Jazz Telecom, S.A. (the "Original Borrower"), J.P. Morgan Europe Limited as facility agent, the financial institutions defined therein as Banks and others.

2.     Terms defined in the Credit Agreement shall bear the same meaning herein.

3. The Original Borrower requests that [Subsidiary] become an Additional Borrower pursuant to Clause 39.1 (Request for Additional Borrower) of the Credit Agreement.

4. [Subsidiary] is a company duly organised under the laws of [name of relevant jurisdiction].

5. [Subsidiary] confirms that it has received from the Original Borrower a true and up-to-date copy of the Credit Agreement.

6. [Subsidiary] undertakes, upon its becoming a Borrower, to perform all the obligations expressed to be undertaken under the Credit Agreement by a Borrower and agrees that it shall be bound by the Credit Agreement in all respects as if it had been an original party thereto as a Borrower.

7. The Original Borrower confirms that, if [Subsidiary] is accepted as an Additional Borrower, its guarantee obligations pursuant to Clause 28 (Guarantee and Indemnity) of the Credit Agreement will apply to all the obligations of [Subsidiary] under the Finance Documents in all respects in accordance with the terms of the Credit Agreement.

8.     [Subsidiary]  makes the  representations  and  warranties  in  respect of
       itself   only  set  out  in  Clause  22.1   (Status)   to  Clause   22.17
       (Encumbrances) and Clause 22.24 (Intellectual Property).

9.     [Subsidiary's] administrative details are as follows:

                  Address:

                  Fax No.:

10.    [Process Agent*
       [Subsidiary] agrees that the documents which start any Proceedings and any other documents required to be served in relation to those Proceedings may be served on it at [address of Subsidiary's place of business in England] or at any address in Great Britain at which process may be served on it in accordance with Part XXIII of the Companies Act 1985]/[on name of process agent in England at address of process agent or, if different, its registered office. If [[Subsidiary] ceases to have a place of business in Great Britain]/[the appointment of the person mentioned above ceases to be effective], [Subsidiary] shall immediately appoint another person in England to accept service of process on its behalf in England. If it fails to do so (and such failure continues for a period of not less than fourteen days), the Facility Agent shall be entitled to appoint such a person by notice. Nothing contained herein shall restrict the right to serve process in any other manner allowed by law. This applies to Proceedings in England and to Proceedings elsewhere.]

11.    This Memorandum shall be governed by English law.

       [Original Borrower]                  [Subsidiary]

       By: ...............................  By: ..............................





* This clause is required only if the Acceding Borrower is not incorporated in England or Wales.
                                     -143-

                                   SCHEDULE 9

                     FORM OF GUARANTOR ACCESSION MEMORANDUM

To:      [Facility Agent]

From:    [Subsidiary] and [Original Borrower]



Dated:

Dear Sirs,

1. We refer to an agreement (the "Credit Agreement") dated 6 April 2001 as amended and restated by an amendment agreement dated 5 November 2002 and made between a group of borrowers including Jazz Telecom, S.A. (the "Original Borrower"), J.P. Morgan Europe Limited as facility agent, the financial institutions defined therein as Banks and others.

2.     Terms defined in the Credit Agreement shall bear the same meaning herein.

3. The Original Borrower requests that [Subsidiary] become an Additional Guarantor pursuant to Clause 40.1 (Request for Additional Guarantor) of the Credit Agreement.

4. [Subsidiary] is a company duly organised under the laws of [name of relevant jurisdiction].

5. [Subsidiary] confirms that it has received from the Original Borrower a true and up-to-date copy of the Credit Agreement and a list of the Borrowers as at the date hereof.

6. [Subsidiary] undertakes, upon its becoming a Guarantor, to perform all the obligations expressed to be undertaken under the Credit Agreement by a Guarantor and agrees that it shall be bound by the Credit Agreement in all respects as if it had been an original party thereto as an Original Guarantor. [Insert details of any limitation, if appropriate]

7.     [Subsidiary]  makes the  representations  and  warranties  in  respect of
       itself   only  set  out  in  Clause  22.1   (Status)   to  Clause   22.17
       (Encumbrances) and Clause 22.24 (Intellectual Property).

8.     [Subsidiary's] administrative details are as follows:

        Address:

        Fax No.:

26.    [Process Facility Agent*
       [Subsidiary] agrees that the documents which start any Proceedings and any other documents required to be served in relation to those Proceedings may be served on it at [address of Subsidiary's place of business in England] or at any address in Great Britain at which process may be served on it in accordance with Part XXIII of the Companies Act 1985] / [on name of process agent in England at address of process agent or, if different, its registered office. If [Subsidiary] ceases to have a place of business in Great Britain]/[ the appointment of the person mentioned above ceases to be effective], [Subsidiary] shall immediately appoint another person in England to accept service of process on its behalf in England. If it fails to do so (and such failure continues for a period of not less than fourteen days), the Facility Agent shall be entitled to appoint such a person by notice. Nothing contained herein shall restrict the right to serve process in any other manner allowed by law. This applies to Proceedings in England and to Proceedings elsewhere.]

27.    This Memorandum shall be governed by English law.

[This Memorandum is executed and delivered as a deed by [name of Additional Guarantor]

..........................................
Director of Additional Guarantor

..........................................
Director/Secretary of Additional Guarantor]

or

[The Common Seal of [Additional Guarantor] was affixed to this deed in the presence of



                                 ...............................................
                                               Director of Additional Guarantor

                                ................................................
                                   Director/Secretary of Additional Guarantor]**

[Original Borrower]

By: ................................................

* This clause is required only if the Additional Borrower is not incorporated in England or Wales.
** Delete as appropriate. If the company is not incorporated in England or Wales, alternate forms of execution may be more appropriate.

                                   SCHEDULE 10

                         ADDITIONAL CONDITIONS PRECEDENT

1. A copy, certified as at the date of the relevant Accession Memorandum a true and up-to-date copy by an Authorised Signatory of the proposed
       Additional Obligor, of the constitutional documents of such proposed Additional Obligor.

2. A copy, certified as at the date of the relevant Accession Memorandum a true and up-to-date copy by an Authorised Signatory of the proposed Additional Obligor, of a board resolution (and, in the case of an Additional Guarantor incorporated in Spain, a shareholders' meeting resolution) of such proposed Additional Obligor approving or, as the case may be, ratifying the execution and delivery of an Accession Memorandum, the accession of such proposed Additional Obligor to this Agreement and the performance of its obligations under the Finance Documents and authorising a named person or persons to sign such Accession Memorandum, any other Finance Document and any other documents to be delivered by such proposed Additional Obligor pursuant thereto.

3. A certificate of an Authorised Signatory of the proposed Additional Obligor setting out the names and signatures of the person or persons authorised to sign, on behalf of such proposed Additional Obligor, the Accession Memorandum, any other Finance Documents and any other documents to be delivered by such proposed Additional Obligor pursuant thereto.

4. If necessary for the purposes of issuing the relevant opinion referred to in paragraphs 7 and 8 below, a certificate of an Authorised Signatory of the proposed Additional Obligor confirming that the utilisation of the Facilities would not breach any restriction of its borrowing powers.

5. If the proposed Additional Obligor is incorporated in a jurisdiction other than England and Wales, a copy, certified a true copy by or on behalf of the proposed Additional Obligor, of each such applicable law, decree, consent, licence, approval, registration or declaration as is necessary to render the relevant Accession Memorandum legal, valid and binding, to make such Accession Memorandum admissible in evidence in the proposed Additional Obligor's jurisdiction of incorporation and to enable the proposed Additional Obligor to perform its obligations thereunder and under the Finance Documents to which it is a party.

6. A copy, certified a true copy by an Authorised Signatory of the proposed Additional Obligor, of its latest audited financial statements.

7. If the proposed Additional Obligor is incorporated in a jurisdiction other than England and Wales, an opinion of the Facility Agent's local counsel in the relevant jurisdiction.

8.     An opinion of Clifford Chance, solicitors to the Facility Agent.

9. If the proposed Additional Obligor is incorporated in a jurisdiction other than England and Wales, evidence that the process agent specified in the relevant Accession Memorandum has agreed to act as its agent for the service of process in England.

10. [A copy, certified as at the date of this Agreement a true and up-to-date copy by an Authorised Signatory of the Additional Borrower, of the allocation by the Bank of Spain of a financial transaction number (NOF) to the Additional Borrower.]*

11. A copy of a Spanish law pledge over all or such percentage of the shares as are acquired by any member of the Borrower Group over any Additional Obligor (or such other security as may be agreed between the Original Borrower and the Security Agent) executed in favour of the Security Agent (or, as necessary, the Banks) and duly perfected in the manner required in the relevant jurisdiction.

12. A copy of a Spanish law pledge over a euro denominated account of the Additional Obligor executed by the Additional Obligor in favour of the Banks and the Security Agent in agreed form.

13.    The relevant Accession Memorandum duly executed and notarised.




* This condition is only relevant in the case of an Additional Borrower.

                                  SCHEDULE 11

                           FORM OF RESIGNATION NOTICE

To:      [Facility Agent]

From:    [Original Borrower]



Dated:

Dear Sirs,

1. We refer to an agreement (the "Credit Agreement") dated 6 April as amended and restated by an amendment agreement dated 5 November 2002 and made between a group of borrowers including Jazz Telecom, S.A. (the "Original Borrower"), J.P. Morgan Europe Limited as facility agent, the financial institutions defined therein as Banks and others.

2.     Terms defined in the Credit Agreement shall bear the same meaning herein.

3. [We declare that [name of Borrower] is under no actual or contingent obligation under any Finance Document in its capacity as a Borrower.]*

4. Pursuant to Clause [39.3 (Resignation of a Borrower)]/[40.3 (Resignation of a Guarantor)] we hereby request that [name of Obligor] shall cease to be a [Borrower]/[Guarantor] under the Credit Agreement.

5. We hereby confirm that [name of resigning Guarantor] is not the Original Borrower.**

                                Yours faithfully





                             [the Original Borrower]





* Delete if notice is for a Guarantor
** Delete if notice is for a Borrower

                                  SCHEDULE 12

                                 MANDATORY COSTS

1. The Mandatory Cost Rate is an addition to the interest rate to compensate banks for the cost of compliance with (a) the requirements of the Financial Services Authority (or, any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank.

2. On the first day of each Interest Period (or as soon as possible thereafter) the Facility Agent shall calculate, as a percentage rate, a rate (the "additional costs rate") for each Tranche A Bank, in accordance with paragraphs 3 and 4 below. The Mandatory Cost Rate will be calculated by the Facility Agent as a weighted average of the Tranche A Banks' additional costs rates (weighted in proportion to the percentage participation of each Tranche A Bank in the relevant Tranche A Advance) and will be expressed as a percentage rate per annum.

3. The additional costs rate for any Tranche A Bank lending from a Facility Office in a Participating Member State will be the percentage notified by that Tranche A Bank to the Facility Agent as the cost of complying with the minimum reserve requirements of the European Central Bank, as set out in council regulation (EC No 2531/98) of 23 November 1998 (the "Council Regulation") .

4. The additional costs rate for each Tranche A Bank lending from a Facility Office in the United Kingdom will be calculated by the Facility Agent as follows:

                          E x 0.01
                          -------- per cent. per annum.
                            300

       Where:

       E is the rate of charge payable by that Tranche A Bank to the Financial Services Authority pursuant to the Fees Regulations (but, for this purpose, ignoring any minimum fee required pursuant to the Fees Regulations) and expressed in pounds per (pound)1,000,000 of the Fee Base of that Tranche A Bank.

28.    For the purposes of this Schedule:

       (a) "Fee Regulations" means the Banking Supervision (Fees) Regulations 1999 or such other law as may be in force from time to time in respect of the payment of fees for banking supervision; and

       (a) "Fee Base" has the meaning given to it, and will be calculated in accordance with, the Fees Regulations.

29. Each Tranche A Bank shall supply any information required by the Facility Agent for the purpose of calculating the additional costs rate. In particular, but without limitation, each Tranche A Bank shall supply the following information in writing on or prior to the date on which it becomes a Tranche A Bank:

       (a) its jurisdiction of incorporation and the jurisdiction of its Facility Office; and

       (b) such other information that the Facility Agent may reasonably require for such purpose.

       Each Tranche A Bank shall promptly notify the Facility Agent in writing of any change to the information provided by it pursuant to this paragraph.

30. The percentages or rates of charge of each Tranche A Bank for the purpose of paragraph 3 and 4 above shall be determined by the Facility Agent based upon the information supplied to it pursuant to paragraph 6 above and on the assumption that, unless a Tranche A Bank notifies the Facility Agent to the contrary, each Tranche A Bank's obligations in relation to the Council Regulation and the Fee Regulations are the same as those of a typical bank from its jurisdiction of incorporation with a Facility Office in the same jurisdiction as its Facility Office.

       The Facility Agent shall have no liability to any person if such determination results in an additional costs rate which over or under compensates any Tranche A Bank and shall be entitled to assume that the information provided by any Tranche A Bank pursuant to paragraph 6 above is true and correct in all respects.

31. The Facility Agent shall distribute the additional amounts received pursuant to the Mandatory Cost Rate to the Tranche A Banks on the basis of the additional costs rate for each Tranche A Bank, in accordance with the above paragraphs and based on the information provided by each Tranche A Bank pursuant to paragraph 6 above.

32. Any determination by the Facility Agent pursuant to this Schedule in relation to a formula, the Mandatory Cost Rate, an additional costs rate or any amount payable to a Tranche A Bank shall, in the absence of manifest error, be conclusive and binding on all of the parties hereto.

33. The Facility Agent may from time to time, after consultation with the Original Borrower and the Tranche A Banks, determine and notify to all parties any amendments or variations which are required to be made to any of the formulae set out above in order to comply with any change in law or any requirements from time to time imposed by the European Central Bank or the Financial Services Authority (or, in any case, any other authority which replaces all or any of its functions) and any such determination shall, in the absence of manifest error, be conclusive and binding on all the parties hereto.

                                  SCHEDULE 13

                          BORROWER GROUP BUSINESS PLAN

Business Plan Items

1.     Profit and loss statement.

2.     Balance sheet.

3.     Cash flow statement.

4.     Analysis  of  revenues by client  segments,  including  details of direct
       clients,   indirect  clients,   sales  of  capacity  and  carrier-carrier
       transportation.

5. Capital Expenditure schedule, including details on switches, Network Backbone, Metropolitan Area Networks, buildings passed and connected and other investments.

All of the above shall be in substantially the same form as the Borrower Group Business Plan provided by the Original Borrower on 24 September 2002.

                                  SCHEDULE 14

                            FORM OF PERFORMANCE BOND

                                     Part A
                           Envelope 2 Performance Bond

                                    GUARANTEE

The entity [               ], Fiscal Identification Number [                ],

, with registered  address (for the purposes of notifications  and demands) in
[             ], at Street/Square/Avenue [               ] Postal Code [ ]

, and acting on its behalf [name and surname of the Attorneys]

, with sufficient powers to undertake the obligations herein, as per the verification of the representation at the bottom of this document

                                   GUARANTEES

Banda 26, S.A., Fiscal Identification Number [                        ]

, by virtue of the provisions of: Public Procurement Act 13/1995, dated May 18, Order issued by the Ministry of Development (Ministerio de Fomento), dated October 7, 1999, published in the Spanish Official Gazette on October 9, 1999, number 242, by means of which the Pliego for awarding of three type C2 individual licences required for the establishment and exploitation of fixed public networks for radio access in the 26 GHz band, has been approved and Order issued by the Ministry of Development (Ministerio de Fomento), dated March 8, 2000, published in the Spanish Official Gazette on March 10, 2000, number 60, by means of which the public bidding process to award three type C2 individual licences required for the establishment and exploitation of fixed public networks for radio access in the 26 GHz band, has been decided, in order to meet the following obligations:

The commitments in relation to Envelope 2, as summarised in Table 1, "Summary of the commitments and guarantees in relation to Envelope 2"

, vis-a-vis: Ministry of Science and Technology (Ministerio de Ciencia y Tecnologia)

, for an amount of: Euro [                  ]. Euro: [                        ].

This guarantee is granted jointly and severally in respect of the principal obliged party, with an express waiver as to the benefit of excussio and with the obligation to pay, upon demand from the Caja General de Depositos, subject to the terms set forth in Public Procurement Act 13/1995, dated May 18, in the regulations whereby such law is developed and in the regulations governing the Caja General de Depositos.

                                                               Madrid, [       ]
                                                         (entity's company name)
                                                    (signature of the Attorneys)



--------------------------------------------------------------------------------
             VERIFICATION OF THE REPRESENTATIONS BY THE C.G.D. LEGAL
                  DEPARTMENT OR THE STATE LEGAL REPRESENTATIVE
--------------------------------------------------------------------------------
       Province:                 Date:                     Number or Code:

--------------------------------------------------------------------------------

                                     Part B
                           Envelope 3 Performance Bond

                                    GUARANTEE

The entity [                ], Fiscal Identification Number [                ],

, with registered address (for the purposes of notifications and demands) in
[                   ], at Street/Square/Avenue  [               ]  Postal
Code [                    ]

, and acting on its behalf [name and surname of the Attorneys]

, with sufficient powers to undertake the obligations herein, as per the verification of the representation at the bottom of this document

                                   GUARANTEES

Banda 26, S.A., Fiscal Identification Number [                ]

, by virtue of the provisions of: Public Procurement Act 13/1995, dated May 18, Order issued by the Ministry of Development (Ministerio de Fomento), dated October 7, 1999, published in the Spanish Official Gazette on October 9, 1999, number 242, by means of which the Pliego for awarding of three type C2 individual licences required for the establishment and exploitation of fixed public networks for radio access in the 26 GHz band, has been approved and Order issued by the Ministry of Development (Ministerio de Fomento), dated March 8, 2000, published in the Spanish Official Gazette on March 10, 2000, number 60, by means of which the public bidding process to award three type C2 individual licences required for the establishment and exploitation of fixed public networks for radio access in the 26 GHz band, has been decided

, in order to meet the following obligations:

The  commitments  in relation to Envelope 3, as summarised  in Table  [       ],
"Summary of the  commitments  and  guarantees in relation to Envelope 3"

, vis-a-vis: Ministry of Science and Technology (Ministerio de Ciencia y Tecnologia)

, for an amount of: Euro [               ]. Euro: [               ].

This guarantee is granted jointly and severally in respect of the principal obliged party, with an express waiver as to the benefit of excussio and with the obligation to pay, upon demand from the Caja General de Depositos, subject to the terms set forth in Public Procurement Act

13/1995, dated May 18, in the regulations whereby such law is developed and in the regulations governing the Caja General de Depositos.


                                                               Madrid, [       ]
                                                         (entity's company name)
                                                    (signature of the Attorneys)



--------------------------------------------------------------------------------
             VERIFICATION OF THE REPRESENTATIONS BY THE C.G.D. LEGAL
                  DEPARTMENT OR THE STATE LEGAL REPRESENTATIVE
--------------------------------------------------------------------------------
     Province:                     Date:                      Number or Code:

--------------------------------------------------------------------------------

                                  SCHEDULE 15

                           EXISTING PERFORMANCE BONDS

Envelope 2 Performance Bonds
----------------------------

Issue date:                   7 April 2000

Amount:                       EUR 15,325,809.00

Beneficiary:                  Ministry of Science and Technology ("Ministerio de
                              Ciencia y Tecnologia")

Expiry Date:                  The date  following the  Performance  Bonds' issue
                              date upon  which the  liability  of the Bank under
                              such  Performance  Bond is  reduced  to  zero  (as
                              determined    by   the   Facility    Agent   after
                              consultation with the Bank).


Envelope 3 Performance Bonds
----------------------------

Issue date:                   7 April 2000

Amount:                       EUR 9,195,485.00

Beneficiary:                  Ministry of Science and Technology ("Ministerio de
                              Ciencia y Tecnologia")

Expiry Date:                  The date  following the  Performance  Bonds' issue
                              date upon  which the  liability  of the Bank under
                              such  Performance  Bond is  reduced  to  zero  (as
                              determined    by   the   Facility    Agent   after
                              consultation with the Bank).

                                  SCHEDULE 16

          DISCLOSURES RELATING TO NECESSARY AUTHORISATIONS AND LICENCES

This Schedule refers to material deficiencies in compliance with those obligations and conditions expressly established in the Type B1 Licence, excluding other breaches committed by the Original Borrower according to the applicable laws and regulations indirectly related to the Type B1 Licence. Additionally, this Schedule includes the material deficiencies expected to be committed by Banda 26 with respect to the Wireless Licence.

Type B1 Licence

Deficiencies in compliance:

o Failure to lay a submarine cable in accordance with the commitments on coverage and extension assumed by the Original Borrower and included in the Type B1 Licence.

o Failure to comply with the commitment to deploy the number of kilometres of access network in accordance with the terms of Type B1 Licence, as per the interpretation unofficially provided by the CMT.

o Failure to comply with the commitment to deploy the number of kilometres of transport network in accordance with the terms of the Type B1 Licence, as per the interpretation unofficially provided by the CMT.

o Failure to install one point of interconnection in each of Spain's 50 provinces within one year from the start of providing the service in accordance with the terms of the Type B1 Licence. The Original Borrower started providing services on 27 May 1999. According to the information provided by the Original Borrower as at the date hereof it has 49 points of interconnection installed.

Banda 26's Wireless Licence

Banda 26 does not expect to fully comply with its Wireless Licence because it does not expect to have established service covering all Spanish cities with over two hundred thousand (200,000) inhabitants by the dates required in the Wireless Licence.

o Possible failure of the obligation to present the corresponding technical project prior to starting up the network, for the purposes of carrying out the corresponding detailed recording of the frequencies and inspect the radioelectrical stations, established in the Wireless Licence.

                                  SCHEDULE 17

                   FORM OF TRANCHE B BANK ACCESSION MEMORANDUM

To:      [Facility Agent]

From:    [Tranche B Bank]

         and

         [Original Borrower]



Dated:

Dear Sirs,

1. We refer to an agreement (the "Credit Agreement") dated 6 April 2001 as amended and restated by an amendment agreement dated 5 November 2002 and made between a group of borrowers including Jazz Telecom, S.A. (the "Original Borrower"), J.P. Morgan Europe Limited as facility agent, the financial institutions defined therein as Banks and others.

2.     Terms defined in the Credit Agreement shall bear the same meaning herein.

3. The Original Borrower and [Existing Tranche B Bank] requests that [Replacement Tranche B Bank] become a Tranche B Bank pursuant to Clause
       41.1 (Request for Replacement Tranche B Bank) of the Credit Agreement.

4. [Existing Tranche B Bank] confirms that it has executed a Resignation Request which will be delivered to the Facility Agent together with this Accession Memorandum.

5. [Replacement Tranche B Bank] confirms that it has received from the Original Borrower a true and up-to-date copy of the Credit Agreement.

6. [Replacement Tranche B Bank] undertakes, upon its becoming a Tranche B Bank, to perform all the obligations expressed to be undertaken under the Credit Agreement by a Tranche B Bank and agrees that it shall be bound, by the Credit Agreement in all respects as if it had been an original party thereto as Tranche B Bank.

7.     [Replacement Tranche B Bank] administrative details are as follows:

                  Address:

                  Fax No.:

8.     This Memorandum shall be governed by English law.

        [Original Borrower]                  [Replacement Tranche B Bank]



        By: ...............................  By:..............................



        [Existing Tranche B Bank]



        By: ...............................



____________________________________________________________________________

* Please note that this Accession Memorandum should be notarised and apostilled (as should any power of attorney authorising the relevant signatories of the Tranche B Bank to sign the Accession Memorandum).

                                  SCHEDULE 18

                   FORM OF TRANCHE B BANK RESIGNATION REQUEST

To:                        [Facility Agent]

From:    [Tranche B Bank]

         and

         [Original Borrower]



Dated:

Dear Sirs,

1. We refer to an agreement (the "Credit Agreement") dated 6 April 2001 as amended and restated by an amendment agreement dated 5 November 2002 and made between a group of borrowers including Jazz Telecom, S.A. (the "Original Borrower"), J.P. Morgan Europe Limited as facility agent, the financial institutions defined therein as Banks and others.

2.     Terms defined in the Credit Agreement shall bear the same meaning herein.

3. Pursuant to Clause 41 (Replacement Tranche B Banks) we hereby request that [name of Existing Tranche B Bank] shall cease to be a Tranche B Bank under the Credit Agreement with effect on an from [insert date of release of Performance Bond of Existing Tranche B Bank].

4. We hereby confirm that [Replacement Tranche B Bank] has agreed to become a Tranche B Bank under the Credit Agreement and has, executed a Tranche B Bank Accession Memorandum which it will deliver to the Facility Agent at the same time as this Resignation Request is so delivered.

5.     This Memorandum shall be governed by English law.

       [Original Borrower]                  [Tranche B Bank]



       By: ...............................  By:..............................

                                   SIGNATURES

The Original Borrower

JAZZ TELECOM, S.A.


By:                         .....................
                            Mr. Antonio Carro Marina

Address:                    Avda. De Europa, 14
                            Parque Empresarial La Moraleja
                            28108 Alcobendas
                            Madrid

Fax:                        +34 91 291 73 00

Contact:                    Christoph Schmid
                            Executive Director


The Original Guarantors

JAZZ TELECOM, S.A.


By:                         .....................
                            Mr. Antonio Carro Marina


Address:                    Avda. De Europa, 14
                            Parque Empresarial La Moraleja
                            28108 Alcobendas
                            Madrid

Fax:                        +34 91 291 73 00

Contact:                    Christoph Schmid
                            Executive Director

JAZZTEL PLC (as Parent and Original Guarantor)


By:                         ......................
                            Mr. Christoph Schmid

Address:                    2 Astrop Mews
                            Hammersmith
                            London W6 7HR

Fax:                        +34 91 291 7300

Contact:                    Christoph Schmid/Jacqueline Bulder



Copied to:                  Jazz Telecom, S.A.

Address:                    Avda. De Europa, 14
                            Parque Empresarial La Moraleja
                            28108 Alcobendas
                            Madrid

Fax:                        +34 91 490 7201

Contact:                    Christoph Schmid
                            Executive Director



ADATEL TELECOMUNICACIONES, S.A.


By:                         .....................
                            Mr. Antonio Carro Marina


Address:                    c/o Manuel Tovar
                            38, 28034 Madrid
                            Spain

Fax:                        +34 91 291 73 00

Contact:                    Javier Catalina

The Arranger

J.P. MORGAN PLC


By:                         .......................
                            Mr. Carlos Hernandez-Canut y Fernandez-Espana

Address:                    125 London Wall
                            London EC2Y 5AJ

Fax:                        +44 (0)20 7777 1493

Contact:                    Sapna Kotecha



The Facility Agent

J.P. MORGAN EUROPE LIMITED


By:                         .......................
                            Mr. Carlos Hernandez-Canut y Fernandez-Espana

Address:                    125 London Wall
                            London EC2Y 5AJ

Fax:                        +44 (0)20 7777 2360

Contact:                    Ching Loh



The Security Agent

J.P. MORGAN EUROPE LIMITED


By:                         .......................
                            Mr. Carlos Hernandez-Canut y Fernandez-Espana

Address:                    125 London Wall
                            London EC2Y 5AJ

Fax:                        +44 (0)20 7777 2360

Contact:                    Ching Loh

The Tranche A Banks

BANCO ESPIRITO SANTO, S.A.


By:        ......................            By:..........................
           Mr. Jose Miguel Diaz Gayol          Mr. Pedro Sarabia Heydrich



BAYERISCHE HYPO-UND VEREINSBANK AG LONDON BRANCH


By:        ...................         By:.................................
           Mr. Hans Dirk Engels           Ms. Maria Dolores Degner Perez-Cirera


CREDIT LYONNAIS, S.A.

By:        .......................
           Ms. Ana Blasco Bayona


CREDIT SUISSE FIRST BOSTON INTERNATIONAL


By:        ............................
           Ms. Paz Delgado Iribarnegaray



ENTENIAL
THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND
ING BANK N.V.
GENERAL ELECTRIC CAPITAL CORPORATION
ABC INTERNATIONAL BANK PLC
J.P. MORGAN EUROPE LIMITED
BANCO ESPIRITO SANTO S.A., LISBONNE, SUCCURSALE DE LAUSANNE




By:        .............................
           Mr Carlos Hernandez-Canut y Fernandez-Espana

The Tranche B Banks

J.P. MORGAN BANK, S.A. (formerly THE CHASE MANHATTAN BANK C.M.B., S.A.)


By:        ................................
           Mr. Ricardo Barrenechea Elorrieta


DRESDNER BANK AG SUCURSAL EN ESPANA


By:        ......................           By:  .............................
           Mr. Ricardo Munoz Garcia              Mr. Jose Loustau Hernandez


CAJA DE AHORROS DE CASTILLA LA MANCHA


By:        ........................         By:  .............................
           Mr. Vicente Romera Huerta             Mr. Adolfo Ruiz Ciruelos


BARCLAYS BANK, S.A.


By:        .......................          By:  ............................
           Mr. Jose Maria Buil Pueyo             Mr. Manuel de la Torre Alonso

With my  intervention,  stating  this  Agreement  of .... pages  executed  in 16 original copies for one sole purpose through the signature by all parties of the respective signature pages only, has been witnessed by myself by sealing and signing on each page. (Con mi intervencion, haciendo constar que el presente contrato consta de .... paginas, ha sido celebrado en 16 ejemplares originales a un solo efecto mediante la firma por todas las partes de las paginas respectivas de firmas exclusivamente, e intervenido por mi mediante su sellado y firma en cada una de las paginas).